AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X I

Metallurgical Reports

Project No.: ABG-FEAS Final	Appendices	February 2010

copy

POCOCK INDUSTRIAL, INC.

6185 South 300 West
Salt Lake City, Utah 84107
(801) 265-9000

Fax (801) 265-9552

October 21, 2000

FACSIMILE TRANSMISSION
775-356-8917

Mr. Gene McClelland
MCCLELLAND LABORATORIES, INC.
1016 Greg Street
Sparks, NV 89431

Subject: Transmittal of Results of Testing

Reference: **McClelland Project #2790** (for)
AMC - Copperstone Gold Project
Solids Characterization; Solid/Liquid Separation and Rheology Test Work

Dear Gene,

The purpose of this fax is to transmit results of testing conducted October 10 - 14, 2000, for the referenced project. A hard copy of this transmittal will also be sent by mail.

The pulp tested was prepared by McClelland Laboratory personnel and was assumed to represent a nominal grind where the sample P_{80} = 45 µm (see attached Table A, Figure A and Chart A).

To facilitate testing to simulate both a grind thickener and a leach residue thickener, where grinding is to be accomplished in both cyanide and lime, the received pulp was initially leached for 24 hours as a 40% solids slurry with cyanide at 1.0 g/l (solution) and where the pH was maintained at 10.9 units.

Sample Characterization

Subsequent to sample leaching as described above, a representative sample of pulp was wet screened at 37 µm (400 mesh) and screen under and over were dried. The dried +400 mesh fraction was Ro-tapped through a standard nest of screens. The particle size analysis (PSA) results are listed in Table A, and shown graphically in Figure A and Chart A. Assuming a liquor S.G. of 1.0, the S.G. of the solid fraction was calculated at 3.37.

Flocculant Screening

In standard manner, a selection of dry flocculant products were prepared fresh as solutions at 1.0 g/l. Subsequent dilution of these solutions to 0.1g/l was made prior to

Mr. Gene McClelland
McCLELLAND LABORATORIES, INC., PROJECT #2790 - AMC COPPERSTONE GOLD PROJECT
October 21, 2000
Fax Page 2

testing. The flocculant products tested ranged from cationic to nonionic to anionic in character, were all polyacrylamide chemistry of medium to high molecular weight, and were applied to a known quantity of slurry containing 15% solids.

Test data are attached as Table B.

The results of flocculant screening indicate that 20 to 25 g/MT (0.04 to 0.05 lbs/ST) of a meduim to high molecular weight, 5 - 7% anionic charge density polyacrylamide will be required to form a complete floccule structure which settles rapidly without segregation.

Gravity Sedimentation

Conventional thickening tests were performed on the pulp samples. These data are attached as Tables I-III, Figures 1-3, for reference. It is noted that feed solids concentrations in excess of 27% solids cannot be flocculated efficiently without Unit Area penalty. Tests conducted at 20% and 26.4 % solids demonstrate good flocculation and rapid settling with Unit Area requirements in the range of 0.084 - 0.102 m^2/MTPD (0.82 - 0.99 ft^2/STPD) from test work. Our recommendation for minimum thickener sizing for either the grind or post leach thickener is 0.125 - 0.150 m^2/MTPD (1.0 -1.25 ft^2/STPD), when feed is less than 27% solids and flocculant dosage is 0.04 - 0.05 lbs/ST (20 - 25 g/MT).

Static thickening test work indicates that the material is clean with discrete particles and hence, would be a good candidate for high rate thickening. If high rate thickeners are of interest, additional dynamic testing should be commissioned.

Bulk settling rate (Rise Rate) and Unit Area are both reflective of grind sizing as shown by data.

Pulp Rheology

Viscosity tests were conducted on the non-Newtonian pulps at 63.1, 56.7, 50.1 and 38.4 % solids. These data are listed in Tables IVa through IVd, and shown graphically in Figures 4a - 4c.

Rheological data collected demonstrate reasonable pumpability, even at the 63.1% solids level where the shear stress (Yield Value) at the plastic limit is noted at about 212 dynes/cm^2, somewhat below a nominal pumpability limit of 300 dynes/cm^2 yield value.

Mr. Gene McClelland
McCLELLAND LABORATORIES, INC., PROJECT #2790 - AMC COPPERSTONE GOLD PROJECT
October 21, 2000
Fax Page 3

Because of the relatively high solids S.G. of 3.37, and with respect to and as shown by thickening and viscosity data, leach vessels and agitators should be designed to handle 45 - 50 % solids.

We appreciate the opportunity to provide this SLS testing service for your project work.

If you have questions or comments, or if discussion is warranted on the elements of this letter, please give us a call.

Our invoice # 949 is enclosed (with the mailed hard-copy of this report).

Best Regards,
POCOCK INDUSTRIAL, INC.

Ben Pocock
General Manager

BKP:jd

Attachments: Seventeen (17) pages.

Note: A "hard-copy" of this transmittal will be sent via mail with PI Invoice #949.

(THIS FAX TOTALS TWENTY PAGES)

POCOCK INDUSTRIAL, INC.
PARTICLE SIZE ANALYSIS DATA SHEET

Company: McClelland Labs (for) AMC
Project: #2790 (Copperstone Gold)

Table No.: A
Test No.: 1
Test Date: 10/09/00
By: BP
Location: PI

Purpose: To determine the initial particle size distribution of the samples.

Procedure: The sample was wet screened at 400 mesh and the oversize fraction dry screened on a Ro-tap.

Material: Leach Residue

Results:

Product		Weight			
				Cumulative	
Screen Size (Retained)	Microns (Retained)	Grams	%	Passing	Retained
Feed (Calculated)		75.6	28.7		
48	297	0.00	0.0	100.0	0.0
65	210	0.01	0.0	100.0	0.0
100	149	0.10	0.1	99.9	0.1
150	105	0.23	0.3	99.6	0.4
200	74	0.86	1.1	98.4	1.6
270	53	8.70	11.5	86.9	13.1
325	44	5.81	7.7	79.2	20.8
400	37	6.00	7.9	71.3	28.7
-400		53.85	71.3		71.3

Product Size Passing 80% (P80): 45 Microns

FIGURE A: PARTICLE SIZE DISTRIBUTION

McClelland Labs (for) AMC

#2790 (Copperstone Gold) Project

Cummulative % Passing
100
10
10
100
1000
Leach Residue
P80
Product Size, Microns

Product Size Passing 80% (P80) 45 Microns

CHART A: PARTICLE SIZE DISTRIBUTION

McClelland Labs (for) AMC

#2790 (Copperstone Gold) Project

% Each Size Fraction
Leach Residue
80
70
60
50
40
30
20
10
0
-37
53 to 44
74 to 53
105 to 74
149 to 105
210 to 149
297 to 210
+297
Product Size Range, Microns

Product Size Passing 80% (P80) 45 Microns

TABLE B

FLOCCULANT SCREENING SERIES

McClelland Labs (for) AMC
Project #2790 (Copperstone Gold)

Material	Leach Residue
Flocculant Solution	All flocculants added @ 0.1 g/l
% Solids to Test	15%
pH	10.9 units
Temperature	20 °C

			1	2	3	4	5	6	7	8	9	10
Floc Added, ml.			1	2	3	4	5	6	7	8	9	10
Approx. Dosage, g/MT			6	12	18	24	30	36	42	48	54	60
Approx. Dosage, lbs/ST			0.012	0.024	0.036	0.048	0.060	0.072	0.084	0.096	0.108	0.120
FLOCCULANT:	Type	%Chg / Wt.										
MAG 455	Cationic	5 / Med-High	PP	VF	F	FM*	MH	MH	MH	H	H	H
HC NF 301	Nonionic	0 / Med-High	PP	VF	F	FM*	MH	MH	H	VH	VH	VHp
HC AF 302	Anionic	5 / Med-High	VF	F	FM*	MH	H	VH	VH	VH	VHp	VHp
HC AF 303	Anionic	7 / Med-High	F	FM*	MH	H	VH	VH	VHp	VHp	VHp	VHp
HC AF 304	Anionic	15 / Med-High	F	FMcr	MHcr	VH	VHp	VHp	VHp	VHp	VHp	VHp
HC AF 305	Anionic	20 / Med-High	Fcr	Mcr	VHp	VHp	VHp	VHp	VHp	VHp	VHp	VHp
HC AF 306	Anionic	30 / Med-High	FMcr	MHcr	VHp	VHp	VHp	VHp	VHp	VHp	VHp	VHp
HC AF 307	Anionic	40 / Med-High	FMcr	MHcr	VHp	VHp	VHp	VHp	VHp	VHp	VHp	VHp

NOTES:

Product chosen for flocculation performance was a medium to high molecular weight 5% charge density anionic polyacrylamide (Hychem AF 302). Products meeting the same description would also serve. The dosage required to achieve good settling rates and clarity was 20 - 30 g/MT.

KEY TO NOTATION

PP	Pin-point Structure	PAM	Polyacrylamide
VF	Very Fine Structure	AMPS	Sulfonated co. acrylamide
F	Fine Structure	DADM	Diallyldimethylchloride
FM	Fine to Medium Structure	AN	Anionic Flocculant
M	Medium Structure	CAT	Cationic Flocculant
MH	Medium to Heavy Structure	NON	Nonionic Flocculant
H	Heavy Structure	Mag	Magnafloc CIBA Products
VH	Very Heavy Structure	NF AF	Hychem Products
*	Rapid Decantation	SF	"Superfloc" Cytec Products

SUBSCRIPTS

CR	Charge Reversal	C	Clarity Achieved
i	Incomplete Capture	P	Pseudoplastic underflow.
SC	Slightly Cloudy (~100-150 ppm)		
VSC	Very Slightly Cloudy (~50-100 ppm)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company:	McClelland Labs (for) AMC	Table No.:	1
Project:	#2790 (Copperstone Gold)	Test No.:	1
		Test Date:	10/10/00
		By:	BP
		Location:	PI Lab

Material: 20.0 % Solids Consisting of : Leach Residue
80.0 % Liquids Consisting of : Process Solution

Object of Test: To Determine Settling Characteristics at Conditions Noted.

pH: 10.9 Units
P_{80}: 45 microns
Temperature: 20.2 °C

Flocculant:

Type:	Hychem AF 302	
Concentration:	0.2 g/l	
Volume Added:	46.6 ml	
Floc. Dosage:	0.04 lbs/ST	(20.0 g/MT)
Picket Speed:	6 rph	

Supernatant Description: Very Slightly Cloudy (est. 10-25 mg/l TSS)
Pulp Description: Medium Floc Structure

Underflow Measurements:

Undecanted Volume:	2000 ml
Slurry & Tare:	3463.0 g
Cylinder Weight:	1135.0 g
Slurry Weight:	2328.0 g
Dry Solids Weight:	465.6 g
Supernatant S.G.	1.00
Solids S.G.	3.37

Settling Vessel Size: 1530 ml/ft
5020 ml/m

Ho=	1.31 ft	(0.398 m)
Co=	7.27E-03 ST/ft³	(2.33E-01 MT/m³)

Tu =	7.54E-03 days at	55 % u'flow
Tu =	8.72E-03 days at	60 % u'flow
Tu =	9.72E-03 days at	65 % u'flow

Unit Area at:	55 % u'flow=	0.99 ft²/STPD	(0.102 m²/MTPD)
Unit Area at:	60 % u'flow=	1.15 ft²/STPD	(0.118 m²/MTPD)
Unit Area at:	65 % u'flow=	1.28 ft²/STPD	(0.131 m²/MTPD)

Note: Unit Area Includes a 1.25 Scale-Up Factor

Rise Rate = 1.59 gpm/ft² (3.885 m³/(hr*m²))

Note: Rise Rate Includes a 0.5 Scale-Up Factor

SETTLING DATA

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	20.00
0.25	1850	21.29
0.5	1710	22.85
0.75	1530	25.07
1	1372	27.40
1.25	1220	30.09
1.5	1128	31.99
1.75	1070	33.32
2	1027	34.38
2.25	987	35.42
2.5	958	36.22
3	902	37.87
3.5	857	39.31
4	820	40.58
5	760	42.82
6	715	44.66
7.5	665	46.91
9	621	49.09
11	580	51.31
15	515	55.27
20	460	59.13
30	418	62.45
45	387	65.17

FIG. 1: INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs (for) AMC

#2790 (Copperstone Gold)

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
55% Underflow
60% Underflow
65% Underflow
0
5
10
15
20
25
30
35
40
45
50
Settling Time (minutes)

Material: Leach Residue

Feed Solids Concentration: 20.0% ; pH=10.90

Flocculant: Hychem AF 302; Floc. Conc.: 0.20g/l

Floc. Dose: 0.04 lbs/ST (20.0 g/MT)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company:	McClelland Labs (for) AMC	Table No.:	II
Project:	#2790 (Copperstone Gold)	Test No.:	2
		Test Date:	10/10/00
		By:	BP
		Location:	PI Lab

Material: 26.4 % Solids Consisting of: Leach Residue
73.6 % Liquids Consisting of: Process Solution

Object of Test: To Determine Settling Characteristics at Conditions Noted.

---

pH: 10.9 Units
P_{80}: 45 microns
Temperature: 20.2 °C

Flocculant:

Type:	Hychem AF 302
Concentration:	0.2 g/l
Volume Added:	81.1 ml
Floc. Dosage:	0.05 lbs/ST (25.0 g/MT)
Picket Speed:	6 rph

Supernatant Description: Very Slightly Cloudy (est. 25-50 mg/l TSS)
Pulp Description: Medium Floc Structure

Underflow Measurements:

Undecanted Volume:	2000	ml
Slurry & Tare:	3592.7	g
Cylinder Weight:	1135.0	g
Slurry Weight:	2457.7	g
Dry Solids Weight:	648.8	g
Supernatant S.G.:	1.00	
Solids S.G.:	3.37	

Settling Vessel Size: 1550 ml/ft
5085 ml/m

Ho=	1.29	ft	(	0.393	m)
Co=	1.01E-02	ST/ft³	(	3.24E-01	MT/m³)
Tu =	8.57E-03	days at		55	% u'flow
Tu =	1.06E-02	days at		60	% u'flow
Tu =	1.23E-02	days at		65	% u'flow

Unit Area at:	55 % u'flow=	0.52 ft²/STPD	(0.054 m²/MTPD)
Unit Area at:	60 % u'flow=	1.01 ft²/STPD	(0.104 m²/MTPD)
Unit Area at:	65 % u'flow=	1.18 ft²/STPD	(0.121 m²/MTPD)

Note: Unit Area Includes a 1.25 Scale-Up Factor

Rise Rate = 0.57 gpm/ft² (2.135 m³/(hr·m²))
Note: Rise Rate Includes a 0.5 Scale-Up Factor

SETTLING DATA

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	26.41
0.25	1900	27.53
0.5	1807	28.67
0.75	1720	29.81
1	1640	30.95
1.25	1560	32.18
1.5	1492	33.30
1.75	1432	34.36
2	1373	35.47
2.25	1328	36.36
2.5	1284	37.28
2.75	1241	38.23
3	1214	38.84
3.5	1155	40.27
4	1100	41.69
4.5	1055	42.93
5	1020	43.95
6	962	45.75
7.5	887	48.30
10	802	51.55
15	702	55.01
25	600	51.42
35	558	53.97
50	528	55.92

FIG. 2: INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs (for) AMC

#2790 (Copperstone Gold)

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
55% Underflow
60% Underflow
65% Underflow
0
10
20
30
40
50
Settling Time (minutes)

Material: Leach Residue
Feed Solids Concentration: 28.4%, pH=10.90
Flocculant: Hychem AF 302; Floc. Conc.: 0.20g/l
Floc. Dose: 0.05 lbs/ST (25.0 g/MT)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company:	McClelland Labs (for) AMC	Table No.:	III
Project:	#2790 (Copperstone Gold)	Test No.:	3
		Test Date:	10/10/00
		By:	BP
		Location:	PI Lab

Material: 35.0 % Solids Consisting of : Leach Residue
65.0 % Liquids Consisting of : Process Solution

Object of Test: To Determine Settling Characteristics at Conditions Noted

pH: 10.9 Units
P_{80}: 45 microns
Temperature: 20.2 °C

Flocculant:
- Type: Hychem AF 302
- Concentration: 0.2 g/l
- Volume Added: 139.4 ml
- Floc. Dosage: 0.06 lbs/ST (30.0 g/MT)
- Picket Speed: 6 rph

Supernatant Description: Red cloud (est. 150-200 mg/l TSS)
Pulp Description: No visible floc structure (bulked)

Underflow Measurements:

Undecanted Volume:	2000	ml
Slurry & Tare:	3772.0	g
Cylinder Weight:	1116.0	g
Slurry Weight:	2656.0	g
Dry Solids Weight:	929.6	g
Supernatant S.G.	1.00	
Solids S.G.	3.40	

SETTLING DATA

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	35.00
3	1975	35.33
6	1941	35.79
10	1879	36.67
15	1782	38.13
20	1688	39.66
25	1587	41.44
30	1488	43.25
35.5	1399	45.23
40	1350	46.34
45	1320	47.04
50	1300	47.52
60	1261	48.49
75	1203	50.00
90	1178	50.68
180	1070	53.85

Settling Vessel Size: 1560 ml/ft
5118 ml/m

Ho= 1.28 ft (0.391 m)
Co= 1.45E-02 ST/ft³ (4.65E-01 MT/m³)

Tu = 4.85E-02 days at 50 % u'flow
Tu = 7.64E-02 days at 55 % u'flow
Tu = 9.97E-02 days at 60 % u'flow

Unit Area at: 50 % u'flow= 3.28 ft²/STPD (0.334 m²/MTPD)
Unit Area at: 55 % u'flow= 5.14 ft²/STPD (0.526 m²/MTPD)
Unit Area at: 60 % u'flow= 6.70 ft²/STPD (0.685 m²/MTPD)
Note: Unit Area Includes a 1.25 Scale-Up Factor

Rise Rate = 0.03 gpm/ft² (0.050 m³/m²/hr)
Note: Rise Rate Includes a 0.5 Scale-Up Factor.

FIG. 3: INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs (for) AMC

#2790 (Copperstone Gold)

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
50% Underflow
55% Underflow
60% Underflow
0
50
100
150
200
250
300
350
400
Settling Time (minutes)

Material: Leach Residue

Feed Solids Concentration: 35.0% ; pH=10.80

Flocculant: Hychem AF 302, Floc. Conc.: 0.20g/l

Floc. Dose: 0.06 lbs/ST (30.0 g/MT)

FIG. 4a: RHEOLOGICAL PROPERTIES
Apparent Viscosity vs. Shear Rate
McClelland Labs (for) AMC#2790
(Copperstone Gold)

Apparent Viscosity (cps)
10000
1000
100
10
1
63.1 % Solids THK U'F
56.7 % Solids THK U'F
50.1 % Solids THK U'F
38.4 % Solids THK U'F
200
400
600
800
1000
Shear Rate (1/sec)

Material: Leach Residue Thickener Underflow
% Solids: (as indicated)
See Tables IVa - IVd for Parameters

FIG. 4c: RHEOLOGICAL PROPERTIES

Apparent Viscosity vs. Shear Rate

McClelland Labs (for) AMC#2790

(Copperstone Gold)

Yield Stress (dynes/sq cm)
250
200
150
100
50
0
Leach Residue
Thickener Underflow
0
10
20
30
40
50
60
70
Percent Solids (U'flow)

Material: Leach Residue Thickener Underflow

% Solids (as indicated)

See Tables IVa - IVd for Parameters

MEMO

Date: *February 14, 2001*
To: *Mike Schaffner*
From: *Saruth Ratnayake*
Copies to: *Keith Jones*
Subject: *Flotation Testing of Copperstone Ore*

A crushed ore sample marked "Copperstone Composite" was delivered to the Met lab, and requested that a metallurgical evaluation of the sample be conducted. The sample appeared to have the color of hematite.

The sample was prepared to finer than 10 mesh and the head assay of the composite determined.

Au – opt	Ag – opt	Cu - %	Pb - %	Fe - %	Zn - %
1.513	1.3	0.56	0.08	34.06	0.09

A 2-kg sample was ground to a P_{80} of 140 mesh and a standard flotation test carried out. The first of the two concentrates pulled carried 81.4% of the Au in 1.1% of the weight of the sample. This was a simulation of McCoy/Cove Pb circuit using 3418 A as the collector and SC-26 as the frother and floating for 5 minutes in the lab. The second concentrate was using $CuSO_4$ as the activator, PAX and 408 as collectors and SC-26 as the frother and floating for 15 minutes. Here, 6.4% of the Au was collected in 2.9% of the feed weight. The calculated head assay was 0.745 opt of Au. The table below is a comparison of this work and a flotation test conducted by McClelland Laboratories with the same sample.

	McCoy/Cove	McClelland Lab
Grind Size	P_{80} – 140 mesh	P_{80} – 200 mesh
Total Au Recovery	87.8%	94.1%
Total Weight Recovery	4.1%	16.7%
Reagents (Type and Dosage) Pb Circuit :	3418A – 0.02 #/ton	-
Reagents (Type and Dosage) Fe Circuit	$CuSO_4$ – 0.1 #/ton PAX – 0.2 #/ton 408 – 0.06 #/ton	$CuSO_4$ – 0.05 #/ton PAX – 0.05 #/ton 208 – 0.05 #/ton 3477 – 0.05 #/ton
Frother Type	Sasfroth SC – 26	Aero 65
Flotation Time – lab	20 minutes	unknown

Echo Bay Minerals Company P. O. Box 1658 Battle Mountain, Nevada 89820

The difference in the weights of the concentrates recovered, may be the reason for a slightly higher Au recovery at the McClelland lab. This again may be due to their use of Aero 65 as the frother. While it is recognized that Aero 65 is a better frother for oxide type material, it is not in our standard suite of reagents. Our goals was to study the behavior if this ore was treated here either mixed with Cove ore or stand alone and therefore the reagents, their dosages and flotation times were McCoy standards. The ideal arrangement would have been to use Aero 65 in place of SC-26 at the McCoy Fe circuit. The test report of the McCoy flotation test is attached. It was concluded that if this ore were treated at McCoy, over 87% of the Au could be recovered to a flotation concentrate.

The weight of the concentrate was so small, a leach test of the concentrate could not be conducted. Due to the limited availability of the sample, no further tests are planned.

Echo Bay Minerals Company P. O. Box 1658 Battle Mountain, Nevada 89820

McCoy/Cove Metallurgical Laboratory - Flotation Test Report

Test No: AB-1 Date: 1-16-2001 Operator: SR

Project/File: American Bonanza - Copperstone Composite

Purpose: To explore the floatability and produce a flotation concentrate to feed the cyanidation process

Ore Type: Ore from Copperstone Composite

Grind: 1000 gms of sample + 1000 gms of water, 11.25 minutes in the lab rod mill

Conditions: Std test (2000 grams of flotation feed)

Stage	Reagents - grams							Time - Minutes			Pulp Conditions		
	Lime	3418 A	Diesel	$CuSO_4$	Xan	408	SC 26	Grind	Cond.	Froth	pH	Ep	Temp
Grind								11.25			7.9		
Condition		0.02					0.05		1				
Conc 1										5			
Condition				0.06					3				
Condition					0.15	0.04	0.063		1				
Conc 2										8			
Condition				0.04	0.05	0.02	0.063		0.5				
Conc 2										7			

Float Data	Rough.	Clean.	Scav.
Flotation Cell	1000	250	
R.P.M.	1800	1200	
% Solids	34.0		

Notes: Slime float: Very little weight were recovered; A lot of Fe oxides

Metallurgical Balance

Product	Weight		Assay - opt, %					Distribution - %				
	Grams	%	Au	Ag	Cu	Fe	Zn	Au	Ag	Cu	Fe	Zn
Conc 1	22.4	1.14	53.040	2.05	1.23	26.43	0.01	81.42	58.92	2.52	0.96	1.14
Conc 2	57.5	2.94	1.612	0.230	1.26	27.74	0.01	6.36	16.98	6.62	2.60	2.94
Flt Tail	1877.2	95.92	0.095	0.010	0.53	31.55	0.01	12.23	24.10	90.87	96.44	95.92
Calc. Head	1957.1	100.0	0.745	0.040	0.56	31.38	0.01	100.0	100.0	100.0	100.0	100.0
Combined Products												
Cyn Feed	79.9	4.08	16.023	0.740	1.25	27.37	0.01	87.77	75.90	9.13	3.56	4.08

McCoy/Cove

To: Peter Kuhn, INTERNET:pkuhn@blmservice.com
To: Chris Spross, INTERNET:centdevt@uswest.net
To: Bob Sibthorpe, INTERNET:linda_sclater@canaccord.com
To: Brian Kirwin, [74147,2220]
To: Fess Foster, fessfoster
From: INTERNET:dbeling@aepnet.com, INTERNET:dbeling@aepnet.com
Date: 12/16/00, 12:39 PM
Re: Status - Converting Ore Stockpile to Cash

Gentlemen:

Discussions are continuing with Echo Bay to commingle Copperstone ore in their 10,000 tpd flotation/cyanidation plant at Cove McCoy near Battle Mountain, Nevada.. A composite core sample is being sent for their in-house testwork. One hundred pounds of quartered core representing the D-zone has been sent to McClelland for crushing, compositing and sending samples to such custom millers and further testing, if needed. Except for freight costs, the Cove McCoy plant appears to be a viable means to convert ore to cash, particularly since a rougher flotation recovery of 94% has been achieved. Echo Bay's Kettle River cyanidation plant in northern Washington also has capacity and has expressed an interest, but the freight to this area may be too expensive even by rail.

McClelland Labs started analyzing cyanide leached residues from their recent lab tests to characterize toxicity of Copperstone tailings. Three procedures are being done to satisfy regulatory questions in states including Arizona, California, Nevada and others. These necessary tests require 4 weeks to complete and will cost about $1300. The tests are EPA 1312 SPLP (synthetic precipitation leaching procedure) EPA 1311 TCLP (toxicity characteristic leaching procedure) and Nevada's requirement for an MWMP (meteoric water mobility procedure). Completion of the TCLP is required to advance discussions with Addwest concerning renting the Gold Road mill, which may well be a very good option.

Upon ABGM catching up with its bills in arrears, I may have a lab in Vancouver perform gravity concentration tests to analyze potential performance of a Falcon concentrator. This test will cost about $600 plus shipping a sample. Installing a gravity plant at Copperstone is a possibility, but a long shot in that it requires:

1. Major costs to permit and install crushing, grinding, gravity and tailings storage equipment and facilities.
2. Guarantees required to perform some or many of such services by a contractor.
3. At least four month after application, a public hearing and significant costs to obtain an Aquifer Protection Permit. Our AZDEQ permit specifically excludes "physical or chemical processing of excavated material". Other State and Federal permits would also be required.
4. The optimum commercial plant at Copperstone most likely will be a conventional cyanide/carbon plant at a capacity of 500 tpd. Building an intermediate, smaller gravity plant (approx. one million dollars minimum) may be an unwise use of funds, even if we had the money. Notwithstanding and in the event other options evaporate, we may want to further investigate on-site gravity concentration.

I have sent another draft agreement for consideration by Viceroy. The revised Agreement includes a 90% recovery on our behalf as presented previously, but more attractive charges on Viceroy's behalf. I am not prepared to give up on this possibility as other options, although

1

encouraging, are also less than ideal. In addition, shipping to Castle Mountain is about $45 to $50 per ton less freight than to northern Nevada. Neither Newmont nor any of the other potential custom millers have recently responded to draft agreements or communications.

For reference, BJ Cecil Trucking based in Globe-Miami, AZ, a major trucking contractor to the mining business in Arizona, provided the following information:

1. Max./truckload - 25 tons in AZ & CA (Nevada is higher)
2. $1.30 freight cost per running mile, $65/hour of truck time (including a current fuel surcharge) and average speed of 50 mph for long hauls.
3. Unloading a 90-ton gondola rail car costs $800 to $1,200, depending on circumstances (equiv. to $9 to $13/ton).

In the final analysis, we have the option of mining only a few thousand tons for detailed sampling and stockpiling on the surface. Thereafter, if our exploration results are adequate, we may want to complete feasibility, develop the mine and build a mill for the long term.

Sincerely,
Dave Beling

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2

H. C. Osborne and Associates
12885 Lanewood Street
Commerce City, CO 80022
Phone: (303)-654-0431
Fax: (303)-654-0104
E-Mail : hco@bigplanet.com

Date:	September 26, 2005

To:	Joe Kircher – VP American Bonanza
cc:	William Colquhoun - AMEC

From:	H. C. Osborne

Re:	Copperstone Metallurgical Tests

Dear Joe:

The grade of the flotation concentrate in the test sample was 19.455 oz/ton. This is higher than I expected because the weight pull was low and consequently the recovery was low as well.

I have put together a metallurgical balance for the project based on a 50/50 mix of HW and D zone ores at a 0.50 head grade.

Product	Wt %	Assay Au	Recovery
Feed	100	0.50	N/A
Gravity Con	0.5	6.25	8
Flotation Con	3.5	12.4	87
Tail	96.0	0.026	5
Combined Conc	4.0	11.9	95

The amount of gravity concentrate is easily controlled by the cycle time of the K-Nelson. The amount of rougher concentrate can be controlled by flotation cell operation and reagents.

The cyanide dissolution of gold in concentrate was 98%; I added a soluble loss of 0.1% to arrive at an overall recovery of 93%.

A 500 TPD mill operating 365 days per year at 95% availability yields:

Tons/Specific	Amount
Tons Feed	173,375
Tons Gravity Concentrate	868
Tons Flotation Concentrate	6068
Tons	166,440

For sale or cyanidation, I would combine the concentrates. The smelter or milling quotes should state a 10 to 20 oz. gold grade range. I estimated the silver would be 20% of the gold assay or 2-4 oz/ton. The ICP of other elements will be little affected by the Dore range.

The ICP of concentrates indicated little problem for a smelter or a mill. Copper smelters usually have penalty limits of 0.3% for arsenic and antimony (3000 ppm).

I am forwarding the Pocock report by e-mail to you and WIlliam Colquhoun. This was done on flotation tails. The results are not as good as I had hoped but acceptable. I had hoped to pull a +65% weight underflow that could be utilized as backfill. This will only pull a 55%-60% underflow. The iron minerals drop out nicely but there is the fines background, which settles slowly. Clarity and viscosity are the problem. Pocock is recommending the high rate thickener. At 500 TPD we could put in just a bigger conventional thickener.

This fines was the problem at the original Copperstone and it drove the decision for a CIP vs. CCD circuit.

Within the next few days we should be getting Summit’s budget price for a direct electrowinning circuit. The design is based on a CCD circuit at 11 gpm. The best info available is used in this budget, Summit and I am confidant that it will work but its not totally proven at least to a banker’s satisfaction. The feasibility should use a standard Merrill-Crowe system.

On paper it looks great, the cells are very small, the heaters for solution are minimal and of course the melting requirements are minimal. You do make a +90% sludge. Summit has a small test unit that they would provide and monitor at no cost for a test. The test apparatus needs to be set up at Dawson or McClelland for operation. The real problem would be getting enough sample solution to run a meaningful test. At the 4% combined concentrate weight, several hundred kilos of sample would have to be processed to get enough for a trial run.

The same problem will be encountered in getting enough sample to do filtration and/or settling tests on the concentrate. The concentrates should tilter and/or settle much better than the tails. Theoretically you left all of the fines in the tails.

I’ve gotten no reply to several phone calls and an e-mail from Cal-Portland about iron concentrates for cement making. This is disinterest at its highest. From what info I’ve gathered so far, the magnetic separation just isn’t that viable because of the relatively low grade and the lack of a market.

We have concluded the Phase 1 and Phase 1.5 test programs. I believe and Colquhoun did at one point agree that this is enough to make circuit selection and proceed with the pre feasibility study. We can begin the confirmation testing (Phase I) now or wait until the pre feasibility is done and see how things look. We really don’t have a head grade or the mix of HW and D zones.

When we get these numbers then we can proceed with the Phase 2. We need to check out the relationship of gravity concentrate grade to weight. We need to perform the optimization of flotation i.e., reagents – flotation times, etc. It may be prudent to pull a very low grade rougher concentrate for recovery and then clean it up in cleaner cells. Our test work showed that it is very difficult for an operator even in lab conditions to judge quantity and quality of froth.

We need to confirm cyanidation of the combined concentrates and also do settling and filtration tests on the concentrate. Filtration is neat and may not be that much more capital and operating expensive than CCD. Certainly filtration will produce about half the fluid volume, which shrinks the electrolytic cell circuit about in half.

The copper in solution in cyanidation may or may not be a problem. If we can get enough concentrates we can run locked cycle tests and find out.

Finally if the Summit quote looks that much better than Merrill-Crowe we should do the tests.

Let me know your what you would like to do.

H.C. Osborne and Associates
12885 Lanewood Street
Commerce City, CO 80022
Phone: (303)-654-0431
Fax: (303)-654-0104
E-Mail: hco@bigplanet.com

Date:	September 12, 2005

To:	William Colquhoun – Amec
cc:	Joe Kircher – Bonanza

From:	H. C. Osborne

Dear William:

I am forwarding two documents to you. The first is the WI and AIwork done at Metso on HW and D samples. The samples were selected by Joe Kircher to represent the zones. They are not HW and D zone replicates of the metallurgical tests. As you are aware, AIsamples require a larger starting size. The second item is magnetic test work done at Dawson Laboratories in SLC of the flotation tails. These tails were sent to Pocock in SLC for settling tests and then transferred to Dawson. The tests were prompted by the microscopist’s notation of magnetite and McClelland’s observations in the test work.

The D zone ores are softer than the HW ores but much more abrasive. The HW WI will be used for mill design and power requirements.

The individual AI’s can be used to predict media and liner consumption according to the reserve plan.

The cement industry needs iron ore for the manufacture of high strength cements. I am trying to contact California Portland Cement, which has plants in Mojave, CA (250 miles) and Phoenix (150) miles. Dave Challacomb of Nevada Cement at Fernley (near Reno) was kind enough to provide this information for me.

Range of Fe content	30%-60%
Most Buys	52%-60%
Price Range	$30-35 st delivered
Size	-3” (fine ground no problem)
Contaminants	Manganese >1% Alkali’s >2%
Market	3-4% of raw feed

Nevada Cement’s current suppliers are small pits located in the area, they just need to dig it up and crush it. Nevada’s requirement is for less than 20,000 TPY. At a +400 mile distance, freight alone is more than the payment.

The California Portland plant at Phoenix should require 40,000 to 50,000 TPY, being a larger plant.

Using Dawson’s rougher concentrate numbers I get a 3.28 wt% concentrate at a 52% Fe assay. At 500 TPD this is 19 TPD. The economics are not encouraging and shouldn’t be in the pre feasibility. However I will still continue to chase the markets. Joe says that Bonanza is looking at some other magnetite properties.

The ICP metals for the concentrate are three weeks overdue. The Pocock report should be received this coming week.

H.C. Osborne and Associates
12885 Lanewood Street
Commerce City, CO 80022
Phone: (303)-654-0431
Fax: (303)-654-0104
E-Mail: hco@bigplanet.com

Joe This is the typed version of Fridays FAX , 22 July, 2005

Copperstone Metallurgical Test Program

A comprehensive metallurgical test program is currently underway at McClelland Laboratories in Sparks, Nevada. The program was originally designed to be conducted in two phases. Phase I was scoping in nature to test the effects of grind size on gravity recovery, flotation and direct cyanidation. The Phase II tests were intended to optimize the parameters of the selected process and to provide the data necessary for mill design. Phase II tests included Bond Work and Abrasion Tests, thickening and pulp rheology tests.

The Phase I direct cyanidation tests produced excellent gold recovery but at very high cyanide consumptions. Flotation recoveries were fair and cyanidation of flotation recoveries were excellent. Gravity recoveries were low but the gravity was never considered as a primary recovery tool. The gravity circuit was intended as an insurance against occasional nugget gold and other unrecoverable gold by direct cyanidation or flotation.

Phase I.5 was undertaken to test methods of reducing the cyanide consumption in direct cyanidation and to improve flotation recoveries into a lower weight concentrate.

There are two main ore zones in the new Copperstone ore body. The zones are the D and the HW zone. The HW zone sample consisted of 43 intervals from 7 drill holes. The D zone sample consisted of 51 intervals from 3 holes. The intervals consisted of half cores. McClelland crushed the samples to 10 mesh and thoroughly blended each zone for a master composite.

Separate bulk samples were taken for the Bond Work and Abrasion tests. These tests require larger pieces than the half core available.

The results for the Phase I and I.5 tests were:

Gravity Concentration Tests
D Zone

Phase	Grind	Product	Wt.%	Assay Oz/Ton	Au Distribution
1	150	Conc	4.23	1.31	10.9
		Middling	14.13	0.61	17.1
		Tail	81.64	0.45	72.1
1	200	Conc	3.46	0.98	6.1
		Middling	4.72	0.70	5.9
		Tail	91.82	0.53	88.0
1.5	150	Conc	0.16	8.342	2.6
		Middling	8.39	2.608	43.4
		Tail	91.33	0.298	54
1.5	200	Conc	0.19	8.575	3.6
		Middling	8.48	2.33	43.4
		Tail	91.33	0.265	53.0

Gravity tests were conducted by a single pass through a laboratory K-Nelson concentrator to make a rougher concentrate. The rougher concentrate was hand panned to a final concentrate.

Gravity Concentration Tests
HW Zone

Phase	Grind	Product	Wt.%	Assay Oz/Ton	Au Distribution
I	150	Conc	0.02	13.9	7.9
		Middling	6.32	1.6	29.3
		Tail	93.48	0.24	67.3
I	200	Conc	0.22	16.1	10.9
		Middling	6.32	1.6	9.6
		Tail	93.48	0.24	79.5
I.5	150	Conc	0.11	15.01	6.0
		Middling	6.42	2.47	56.0
		Tail	94.2	0.113	38.0
I.5	200	Conc	0.09	17.37	5.4
		Middling	5.75	2.98	59.3
		Tail	94.16	0.108	35.3

The Phase I.5 tests indicate that D zone at 150 mesh grind will produce concentrates up to 0.2 wt% at 8.5 oz/ton and 3% recovery. Concentrates up to 8.5 wt.% at 2.6 oz/ton and 46% recovery are possible.

HW Phase Gravity

The HW Phase I.5 tests indicate that concentrates at 0.2 wt.% and 15 oz/ton at 6% recovery are likely. Concentrates of 6% weight, 3 oz/ton and 62% recovery are possible.

Direct Cyanidation of Gravity Mids and Tails

D Zone

Phase	Grind	Au Dissolution	CN Consumption #/Ton	CaO Consumption #/Ton
I	150	97.8	5.86	7.5
I	200	98.2	5.24	7.9

HW Zone

Phase	Grind	Au Dissolution	CN Consumption #/Ton	CaO Consumption #/Ton
I	150	96.8	13.50	9.7
I	200	95.6	14.14	9.7

The tests were 96 hour agitated at 1.0 g/L sodium cyanide. Phase I.5 tests included a 24 hour preareation and pH adjustment.

D Zone

Phase	Grind	Au Dissolution	CN Consumption #/Ton	CaO Consumption #/Ton
I.5	150	98.0	7.03	8.1
I.5	200	98.4	7.38	8.6
I.5	200 NH4 OH)	98.4	7.83	8.2

HW Zone

Phase	Grind	Au Dissolution	CN Consumption #/Ton	CaO Consumption #/Ton
I.5	100	97.5	16.33	10.4
I.5	200	98.0	15.62	9.7
I.5	200 (NH4 OH)	98.5	17.42	9.2

Direct Cyanidation of Gravity mids and tails produced ± 98% recoveries at 150 mesh grinds. Cyanide consumptions are ± 6#/ton for D Zone ores, 16 lbs/ton for HW Zone ores.

Flotation Testing

Phase	Grind	Conc. Wt.%	Assay Oz/Ton	Au Distribution
I (whole ore)	150	2.38	18.1	85.1
I (whole ore)	200	3.57	13.2	89.2
I.5 Gravity m+t	150	2.43	17.9	88.6 (91.7)
1.5 Gravity m+t	200	1.98	19.8	89.1 (92.7)

HW

Phase	Grind	Conc. Wt#	Assay Oz/Ton	Au Distribution
I (whole ore)	150	5.76	5.18	89.1
I (whole ore)	200	*12.71	1.91	74.8
I.5 Gravity m+t	150	3.08	7.52	88.2 (94.2)
1.5 gravity m+t	200	2.17	11.4	90.7 (96.1)

*Difficulty with Sliming

( ) Combined gravity and flotation recovery

A rougher concentrate only was produced. Reagent suites were the same in both phases. Phase I.5 utilized different addition rates and pull techniques.

Summary Flotation

D zone gravity mids and tails subjected to rougher flotation will produce a 2.5 wt.% concentrate assaying 18.5 oz/ton at 89% recovery. Overall recovery (gravity and flotation) is 92.4% .

HW zone gravity mids and tails subjected to rougher flotation will produce a 2.6 wt.% concentrate at 9.5 oz/ton with 89% recovery. Overall recovery is 95%.

Intensive Cyanidation of Flotation Concentrate

The flotation concentrates from all the Phase I tests were combined in a single sample to provide sufficient material for assaying and meaningful metallurgical tests.

The flotation concentrates from Phase I.5 were likewise combined.

Phase	72 hour Recovery %	CN Cons Direct	CN Con Ton/Ore	CaO Cons Direct+
I	98.3	29.4	1.20	*25.6
I.5	99.4	43.5	1.05	11.1

* NaOH

H.C. Osborne and Associates
12885 Lanewood Street
Commerce City, CO 80022
Phone: (303)-654-0431
Fax: (303)-654-0104
E-Mail: hco@bigplanet.com

Date:	July 13, 2005

To:	William Colquhoun– AMEC
cc:	Joe Kircher– VP Operations Bonanza Gold

From:	H. C. Osborne

Dear William:

Thanks for the notes. I still need to talk with you about the path forward for the test work.

The WI and Ai test results on D & HW samples are expected this week. This week McClelland will float a 50/50 mixture of HW & D ore to produce a concentrate for characterization testing. This is for possible sales. The sample will be at a p80 150 mesh grind. We will use the flotation parameters developed in the Phase 1.5 test. We will grind enough sample to do the thickening and pulp rheology test on flotation tails. Bonanza is looking for a paste backfill or tailings disposal.

The mineralogy of this ore body is somewhat unique. I have two mineralogy/petrography reports done for Bonanza. If these are not in your packet I will be glad to fax or FedEx copies to you. The mineralogist’s describes it as an iron ore body with gold. The iron is described as specularite (crystalline hematite). In the gravity tests it behaves and looks like magnetite. He describes abundant manganese minerals in the oxide form. The sulfides described are pyrite and chalcopyrite. There is no mention of secondary sulfide mineral such as chalcocite or oxide coppers.

I view the Copperstone ore body as a classic copper ore body. The close to surface areas were pretty well leached of copper hence the reasonable cyanide consumptions in the heap. The leached copper goes down and is reprecipitated as secondary coppers. As opposed to a blanket in the large ore bodies, this would be dips and fingers into the primary ores. The primary ores are full of iron and calcite and it’s a wonder to me why we are not seeing blebs of native copper.

The ICP analysis of the D & HW samples is contained in the initial (May) test program. There is a copper cyanide soluble number as well. The manganese is quite high in both samples and I do wonder if some of the cyanide consumption is there. However back calculations of cyanide consumptions compared to the soluble assay were favorable. Iron content is very high but this is mostly hematite/magnetite. These are 28% and 12% respectively.

I don’t believe there is any value in the copper in the ore. As an acid leach you recover only the soluble portion, which is an average of 0.22% .. A 90% recovery would not cover the acid cost. The natural pH of the pulps are high and there is calcite present. It’s likely that the acid costs would be higher than the copper return.

If you suphidize the feed to recover the soluble copper at best you will gain less than 0.2% and that’s unlikely. I believe that they are secondary sulfides anyway, just too amorphous. In general, true copper concentrates of 22-26% Cu return only 65% of their value when sent to a smelter. I had always viewed the copper as maybe just a small credit to offset some costs. At any rate we will get some quotes.

We tend to be in agreement on the use of the KNelson (Falcon). The high quantity of magnetite makes for very high weight, low-grade rougher concentrate but it pans out nicely. The initial rougher cuts were made on a lab KNelson and then hand panned. In Phase 1.5 the crew was just more patient in the panning. The KNelson in continuous operation will produce the high-grade concentrates. It’s a matter of how often you dump the concentrates. The difficulty in utilizing the KNelson in a relatively small grinding circuit is the back flush water. I believe we can work the system with a CD-20 unit without going to a thickener.

The lack of effectiveness of the ammonia also surprised me. We utilized it just for the reasons you mentioned.

The initial intensive cyanidation was done with NaOH because of a reluctance to use lime. Lots of old timers believe that lime can interfere with gold leach and especially gold flotation. I had the lab use lime in the Phase 1.5.

I don’t know how many of the drill hole samples utilized in the reserve/resource calculations have a copper assay. I’m sure that this is a total assay but it would give us some indication of what the actual reserve content is. If these pulps are still available, we should do the cyanide soluble assay on each side. You need only 5 grams or so. This would end a lot of speculation on the process selection.

H.C. Osborne and Associates
12885 Lanewood Street
Commerce City, CO 80022
Phone: (303)-654-0431
Fax: (303)-654-0104
E-Mail: hco@bigplanet.com

Date:	July 4, 2005

To:	Joe Kircher – American Bonanza

cc:	Gene McClelland
William Colquhoun

Copperstone Metallurgy

The Phase 1.5 work is complete except for a few missing silver assays which have no bearing on design or economics. The data is being forwarded separately.

The extended pre-treatment (alkaline adjustment and ammonium hydroxide) was not effective in reducing cyanide consumption. Cyanide consumptions were slightly higher. The leach rate actually slowed but within the 96 hours all came to +98%, as did the Phase I tests. Cyanide consumptions were 7#/ton and 17#/ton HW vs. the 6-15#/ton in Phase I.

The flotation went well. This test utilized gravity mids and tails vs. the whole ore in Phase I. The recoveries were in the 90% range at 2-3 weight % of the original feed. The intensive cyanidation test results were excellent in the combined concentrates at 99.4% dissolution. Cyanide consumption at 40#/ton concentrate was high but back calculates to 1#/ton ore.

The combined recovery (assuming gravity concentrates cyanide to 99.4%) for the D-zone at 150 and 200 mesh grinds are 90.8% and 92.3% . The HW ores at 150 and 200 are 94.6% and 95.4% .

In comparison with the Phase I tests it appears that gravity does recover some gold, which will not float well. In the Phase 1.5 tests we went to great lengths to produce a clean gravity concentrate and sent the middling to flotation. These mids were in the 1 oz. range and probably contain some slow or non-floating gold. I believe that if we can work the gravity conc. weight balance out so that it will add 1-2% to the overall recovery.

There is also room to possibly improve the flotation recovery by making a higher weight, lower grade float concentrate. The combined flotation concentrates assayed at 11 oz/ton

The direct cyanidation of gravity tails indicates a 98% dissolution (recovery) of gold, with an average (50-50 D and HW ores) of 11 Lbs/ton cyanide. The gravity/float concentrate route consumes 1# per ton and recovers 94% of the gold. At 75¢/lb. NaCN delivered, this is $7.50 per ton. At a 0.5 oz/ton head a $400 gold each recovery plant is work $2.00 or $8.00 in this instance. The cyanide use is an economic standoff but the cost of capital, cyanide destruction, power for a full-fledged CIL circuit make the flotation considerably more economic. This is giving no regard to the problems created by the adsorption of copper on carbon.

At 500 TPD and a 5% combined wt. percentage flotation/gravity concentrate the circuit produces 25 TPD, a very small circuit. Because of the high grades, we will have very rich solutions and this could be directly electrowinned in a small cell. There are several direct electrowinning operations now being built and some operating. Eldan Hill of Summit tells me that with precise control, the gold can be separated from the copper. The solid/liquid separation could be by CCD or filter. I favor the filter at this tonnage; a filter will produce a clean tail with a 0.5/1 wash ratio. I would go even further and use a Larox type automatic filter where filter and wash are all in one unit.

The tails could be a dry product, however the cyanide must be destroyed. Probably we would want to repulp them and use an INCO destruction unit and then to tails. We would recycle the water from the tails for more destruction. Again this is a 25 TPD circuit.

I was and am concerned with a copper build up in the intensive leach circuit. It may not really be that important. The data indicates that probably we are getting a leach boost from copper cyanide complexes. The preareated high pH samples leached slower than the more modestly treated samples but to the same recovery end point. If copper build up in a problem we could electrowin it after gold removal, or put in carbon scavenging columns and cold strip as necessary. We would have to hot strip occasionally to get the remnant gold and silver back. A simple bleed of solution to the INCO circuit might be all that’s necessary.

A strict separation of solutions must be maintained between the flotation and cyanidation circuits. The cyanide will interfere with flotation even at very low levels. This requires at least a thickener for the flotation concentrates. Filtering the concentrates would provide even a better balance in the leach circuit.

I will be discussing these results with William Colquhoun from AMEC on Tuesday. I hope to get their participation in the electrocells and any data they have on cyanide recovery systems as well. The conversation will focus on what AMEC needs to complete their pre-feasibility and the path forward to a full feasibility.

We are in effect being penalized by doing good flotation and gravity work. The flotation concentrates at 2-3% produce barely enough material to assay and conduct meaningful cyanidation tests. We did not get a sample for total characterization of concentrates for sale. We will have to do a separate run just for that. I can have Gene run a 50/50 HW and D zone sample just for this if you wish. I would use whole ore; assay only feed head and flotation tails.

Report
on
Multi-Phase Metallurgical Testing
Program - Copperstone
MLI Job No. 3042
March 27, 2006

for

Mr. Joe Kircher
American Bonanza Gold Mining
Corporation
290 Gentry Way, Suite 6
Reno, NV 89502

McCLELLAND LABORATORIES, INC.

McCLELLAND LABORATORIES, INC.

1016 Greg Street, Sparks, Nevada 89431 (775) 356-1300
FAX (775) 356-8917
E-MAIL mli@mettest.com

Summary Report
on
Multi-Phase Metallurgical Testing Program - Copperstone
MLI Job No. 3042
March 27, 2006

for

Mr. Joe Kircher
American Bonanza Gold Mining Corporation
290 Gentry Way, Suite 6
Reno, NV 89502

TABLE OF CONTENTS

GENERAL 1

SAMPLE/COMPOSITE PREPARATION PROCEDURES AND HEAD ANALYSES ... 1
Table 1. - Composite Make-Up Information, Copperstone D Zone Composite 2
Table 2. - Composite Make-Up Information, Copperstone HW Zone Composite 3
Table 3. - ICP Metals Analysis Results, Copperstone Ore Composites 5
Table 4. - ICP Metals Analysis Results, Copperstone 50/50, D/HW Zone Ore Composite 7
Table 5. - Modified Acid/Base Accounting (Mod ABA) Static ARD Potential Test Results, 50/50 - D/HW Ore Composite and Rougher Flotation Products (P_{80}150 Mesh Feed) 8

PHASE I TESTING PROCEDURES AND METALLURGICAL RESULTS 9
Table 6. - Head Grade Comparison, Copperstone Ore Composites 10
Table 7. - Gravity Concentration Test Results, Copperstone D Zone Ore Composite, P_{80}150 Mesh Feed 10
Table 8. - Gravity Concentration Test Results, Copperstone D Zone Ore Composite, P_{80}200 Mesh Feed 10
Table 9. - Gravity Concentration Test Results, Copperstone HW Zone Ore Composite, P_{80}150 Mesh Feed 11
Table 10. - Gravity Concentration Test Results, Copperstone HW Zone Ore Composite, P_{80}200 Mesh Feed 11
Table 11. - Weight and Gold Cl. Concentration Ratios, Gravity Concentration Tests, Ore Composites 11
Table 12. - Overall Metallurgical Results, Gravity Tail Cyanidation Tests, Copperstone Ore Composites 13
Figure 1. - Gold Leach Rate Profiles, Gravity Tail Cyanidation Tests, Copperstone Ore Composites 13

In association with H. J. Heinen

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** ii
Table of Contents - March 27, 2006

Table 13. - Final Tail Assay Results, Leached Residues, Gravity Tail Cyanidation Tests, Copperstone Ore Composites 13
Table 14. - Leach Data vs. Time, Gravity Tailing Cyanidation Tests, Copperstone D Zone Ore Composite 14
Table 15. - Leach Data vs. Time, Gravity Tailing Cyanidation Tests, Copperstone HW Zone Ore Composite 14
Table 16. - Bulk Flotation Test Results, Copperstone D Zone and HW Zone Ore Composites, Various Grind Sizes 15
Table 17. - Weight and Gold Ro. Concentration Ratios, Bulk Flotation Tests, Copperstone Ore Composites 15
Table 18. - Overall Metallurgical Results, Intensive Cyanidation Test, Combined Flotation Ro. Concs (4), Copperstone D and HW Zone Ores, P_{80}150 and 200M Feeds 17
Figure 2. - Gold and Silver Leach Rate Profiles, Combined Flotation Ro. Concs, Copperstone D and HW Zone Ore Composites 17
Table 19. - Tail Assay Results, Intensive Cyanidation Tails, Combined Flotation Ro. Concs. 17

PHASE 1.5 SCOPE OF WORK AND RESULTS 18
Table 20. - Calculated Head Grade Comparison, Copperstone Ore Composites (Phase 1.5) 18
Table 21. - Gravity Concentration Test Results, Copperstone Ore Composites (For Gravity Tail Cyanidation) 19
Table 22. - Gravity Concentration Tests, Copperstone Ore Composites, To Produce Gravity Tails (Mid & Ro. Tail) For Flotation 20
Table 23. - Weight and Gold Cl. Concentration Ratios, Gravity Concentration Tests, Copperstone Ore Composites (Phase 1.5) 20
Table 24. - High pH Preaeration Data, Combined Gravity Middling and Ro. Tail, Copperstone D Zone Ore Comp. 21
Table 25. - High pH Preaeration Data, Combined Gravity Middling and Ro. Tail, Copperstone HW Zone Ore Comp. 21
Table 26. - Overall Metallurgical Results, Mechanically Agitated Cyanidation Tests, Copperstone D Zone Gravity Tailings (Combined Mid & Ro. Tail) 23
Figure 3. - Gold Leach Rate Profiles, D Zone Gravity Tailings (Combined Mid & Ro. Tail) 23
Table 27. - Tail Assay Results, D Zone Gravity Tail Leached Residues 23
Table 28. - Overall Metallurgical Results, Mechanically Agitated Cyanidation Tests, Copperstone HW Zone Gravity Tailings (Combined Mid & Ro. Tail) 24
Figure 4. - Gold Leach Rate Profiles, HW Zone Gravity Tailings (Combined Mid & Ro. Tail) 24
Table 29. - Tail Assay Results, HW Zone Gravity Tail Leached Residues 24
Table 30. - Copper Extraction Data, Gravity Tail (Mid & Ro. Tail) Cyanidation Tests, Copperstone D Zone Ore Composite 25

McCLELLAND LABORATORIES, INC.

1016 Greg Street, Sparks, Nevada 89431 (775) 356-1300
FAX (775) 356-8917
E-MAIL mli@mettest.com

Summary Report
on
Multi-Phase Metallurgical Testing Program - Copperstone
MLI Job No. 3042
March 27, 2006

for

Mr. Joe Kircher
American Bonanza Gold Mining Corporation
290 Gentry Way, Suite 6
Reno, NV 89502

GENERAL

The testing program was conducted in three phases designated Phase 1, Phase 1.5 and Phase 2. Phases 1 and 1.5 were conducted on Copperstone D Zone and HW Zone ore composites prepared from the initial 78 drill core intervals received. A portion of Phase 2 work was conducted on a 50/50 weight composite of D Zone and HW Zone ore composites used for Phases 1 and 1.5. Additional samples were provided for the remainder of Phase 2 testwork. Those samples were identified as Met 1-4 (D Zone) and H4-29, 45, 74 and 77 (HW Zone) and were used for Bond Work Index and Crusher Abrasion Index work performed by Metso.

SAMPLE/COMPOSITE PREPARATION PROCEDURES AND HEAD ANALYSES

This section describes preparation procedures and head analysis results (Phases 1 and 1.5 only) for all samples used during the multi-phase testing program.

Two Copperstone ore (core) composites (D Zone, HW Zone) were prepared for Phase 1 and Phase 1.5 of the testing program. Compositing procedures and composite make-up information are provided in Tables 1 and 2.

In association with H.J. Heinen

PAGE 5.

5. FLOTATION

FLOTATION FEED SIZING : 90 % minus 200 mesh

ROUGHER FLOTATION :

SLURRY DENSITY : 33 % solids

RETENTION TIME : 15 MINUTES - LAB
(22.5) to 30 MINUTES - PLANT

REAGENTS :-
AP-242 : 0.06 lb/Ton
AX-343 : 0.04 lb/Ton
Na_2SiO_3 : 1.5 lb/Ton
MIBC : 0.03 lb/Ton

pH : ≈ 9, not adjusted

ROUGHER CONCENTRATE :

Weight % : ±4
Au Recovery : 90%
Au Grade : ±2

COP006272

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation**
MLI Job No. 3042 - March27, 2006 5

Table 3. - ICP Metals Analysis Results, Copperstone Ore Composites

Analysis, mg/kg	D Zone	HW Zone
Ag	1.24	1.64
Al	15,600	54,600
As	10.8	4.8
Ba	1,340	1,360
Be	1.05	1.3
Bi	2.48	3.16
Ca	63,400	7,000
Cd	0.07	0.02
Ce	10.6	61.2
Co	9.2	6.1
Cr	19	20
Cs	0.67	1.63
Cu, CN Soluble	1,100	3,300
Cu, total	5,660	9,040
Fe	286,000	124,000
Ga	9.71	19.8
Ge	0.24	0.2
Hf	0.1	0.3
Hg	0.13	0.02
In	0.546	0.614
K	2,000	21,300
La	6.3	31.2
Li	13.3	23.3
Mg	8,900	4,800
Mn	9,150	3,040
Mo	28.5	5.42
Na	300	6,500
Nb	1.3	7.1
Ni	8.8	3.5
P	470	440
Pb	4.3	5.3
Rb	12.2	91.5
Re	0.005	<0.002
S	400	500
Sb	5.34	2.14
Se	1	2
Sn	0.5	1.2
Sr	199.5	152
Ta	0.09	0.53
Te	0.48	1.15
Th	1.7	14.9
Ti	380	1,840
Tl	0.16	0.28
U	5.4	5.7
V	30	46
W	51.1	58.8
Y	9.9	16.8
Zn	42	34
Zr	4.3	6.5

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 6
MLI Job No. 3042 - March27, 2006

A 50/50 weighted composite of the initial D and HW Zone composites was prepared for a portion of the Phase 2 testing program. The D/HW Zone composite was stage crushed to minus 20 mesh and was blended and split to obtain appropriate quantities of composite for metallurgical tests, ICP metals and total cyanide soluble copper analyses and modified acid/base accounting (Mod ABA) static acid rock drainage (ARD) tests. Splits of flotation Ro. Conc and Ro. Tail from the metallurgical test sequence were also submitted for the above mentioned analyses.

ICP metals and Cu_t and CN Sol Cu results for the composite feed and flotation products are provided in Table 4. Mod ABA static ARD potential test results are provided in Table 5.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 7
MLI Job No. 3042 - March27, 2006

Table 4. - ICP Metals Analysis Results, Copperstone 50/50, D/HW Zone Ore Composite

Analysis, mg/kg	D/HW Zone Comp	D/HW Ro. Conc.	D/HW Ro. Tail
Ag	1.57	46.7	1.2
Al	34,400	51,800	33,700
As	7	53	16
Ba	1,280	1240	1370
Be	1.23	1.8	1.3
Bi	2.39	4.2	2.7
Ca	35,200	43,300	38,000
Cd	0.05	0.2	<0.2
Ce	33.3	48.2	30.3
Co	6.8	11	7
Cr	20	30	40
Cs	1.16	2	1.3
Cu, CN Soluble	2,500	3,900	2,100
Cu, total	7,410	11,950	7,350
Fe	177,300	215,000	262,000
Ga	13.1	22.1	13
Ge	0.3	<0.5	<0.5
Hf	0.2	1	<1
Hg	0.07	NA	NA
In	0.512	0.66	0.56
K	11,700	14,000	10,800
La	20.6	27	17
Li	15.8	25	18
Mg	6,800	10,800	6,900
Mn	6,080	9,190	6,720
Mo	16.6	18.4	12.8
Na	3,400	4,000	3,400
Nb	3.9	5	5
Ni	5.7	16	8
P	460	600	600
Pb	4.9	39	11
Rb	46.2	68	46
Re	0.004	<0.02	<0.02
S	400	1,800	600
Sb	3.86	201	50
Se	1	<10	10
Sn	1.1	6	<2
Sr	174	242	156
Ta	0.31	<0.5	<0.5
Te	0.66	1.5	0.9
Th	7.5	9	7
Ti	1,120	1,300	1,200
Tl	0.24	0.4	0.2
U	6	7	6
V	38	48	41
W	58.1	69	85
Y	13.2	16	12
Zn	27	<20	60
Zr	4.8	20	14

NA= Not Analyzed

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 8
MLI Job No. 3042 - March27, 2006

Table 5. - Modified Acid/Base Accounting (Mod ABA) Static ARD Potential Test Results, 50/50 - D/HW Ore Composite and Rougher Flotation Products (P_{80}150 Mesh Feed)

Sample	Paste pH	Sulfur, weight percent (as S) Total	SO_4	Pyritic $S^=$	Non-Ext $S^=$	AGP[1]	ANP	NNP	Ratio
D/HW Comp	8.29	0.020	0.010	<0.010	<0.010	<0.3	96	+96	>320
D/HW-Ro. Conc.	7.20	0.170	0.080	0.080	0.010	2.5	112	+109.5	44.8
D/HW-Ro. Tail	7.70	0.020	0.020	<0.010	<0.010	<0.3	95.4	+95.4	>318

1) AGP based on pyritic $S^=$ content (%$S^=$ x 31.25). AGP, ANP, and NNP in units of tons $CaCO_3$ equivalents/1000 tons of solids.

A separate shipment of samples was received from Copperstone for BWI and abrasion index testwork conducted by Metso (copy of Mesto Report appended). MET 1-4 bulk samples received were D Zone, and H4-29, 45, 74 and 77 (from varied depths) were drill core from the HW Zone.

The eight buckets of MET 1-4 bulk samples (~ 240 kg) were combined and designated D Zone. Following is the preparation summary for D Zone (MET) sample.
1) Air dry, then stage crush to P_{80}1" (240 kg)
2) Blend P_{80}1" material and split in half. A 1/2 split (120 kg) was placed into original buckets and saved.
3) The other 1/2 split was reblended and split to obtain 25 kg. Rejects (~ 95 kg) was used for different prep.
4) The 25 kg split was stage crushed to P_{90}6 mesh, was packaged and shipped to Metso for BWI testing (200M, closed ball mill)
5) The ~ 95 kg reject split from (3) above was appropriately screened to obtain ~ 10 kg of -3/4"+1/2" material, was packaged, and shipped to Metso for abrasion index testwork.

The 16 buckets of HW Zone drill core (H4-29, etc.) were combined and designated HW Zone (~ 360 kg). Sample preparation procedures were essentially the same as for MET 1-4 (D Zone) bulk sample. A preparation procedure summary is provided below.
1) The half sawn 3.33" diameter core pieces were dry and air drying was not required.
2) The entire 360 kg of core was crushed and/or hand broken (as needed) to P_{80}1" in size and a 1/3 split (~ 120 kg) was obtained for additional prep. Rejects (~ 240 kg) were returned to original buckets and stored.
3) through 5) - Same as for D Zone prep.

No analyses or tests (other than Metso work) were conducted on these two composites.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 9
MLI Job No. 3042 - March27, 2006

PHASE 1 TESTING PROCEDURES AND METALLURGICAL RESULTS

Phase 1 metallurgical testwork was preliminary (scoping) in nature, and the scope of work is summarized below.

1) Gravity concentration tests on D and HW Zone composites at two grind sizes (P_{80}150M and P_{80}200M).
2) Cyanidation of gravity tailings (combined mid's and Ro. Tails) on both composites and at both grind sizes.
3) Rougher flotation on both composites at two grind sizes (P_{80}150M and P_{80}200M).
4) Intensive cyanidation of the four flotation Ro. Concs from (3) above combined into one Ro. Conc composite.

Principal objectives for gravity and flotation tests were to determine maximum precious metal recovery and not to maximize concentrate grade. Results from Phase 1 testwork were used to delineate the Phase 1.5 scope of work.

All feeds (~ 2 kg splits) for preliminary gravity and flotation tests were stage ground in a laboratory stainless steel ball mill to achieve desired grind sizes (P_{80}150M and P_{80}200M). Ground charges for flotation tests were settled in grind water to achieve 30 percent solids pulp density and were immediately subjected to flotation test procedures. Ground charges for gravity concentration tests were filtered to separate liquids and solids before conducting gravity concentration tests.

Gravity concentration tests (preliminary) were conducted by hand panning (2.2 to 2.6 kg charges) to produce Ro. Concs and Ro. Tails. Ro Tails were filtered, dried, weighed, blended and split (3 - 30g splits) and were assayed in triplicate for Au and Ag. Ro. Concs were cleaned by hand panning to produce Cl. Concs and middlings. Cl. Concs were assayed in entirety to determine Au and Ag content. A single assay sample was split from middlings for Au and Ag assay. Middling and Ro. Tail rejects were saved for tailings cyanidation tests. After gravity test product assay results were evaluated, it was decided to combine middlings and Ro. Tails on a weighted basis for gravity tailings cyanidation tests.

Head assay results and head grade comparison data for the initial D and HW Zone composites are provided in Table 6. Gravity concentration test data (4 tests) are provided in Tables 7 through 10. Weight and gold concentration ratio data for the four tests are provided in Table 11.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 10
MLI Job No. 3042 - March27, 2006

Table 6. - Head Grade Comparison, Copperstone Ore Composites

	Ore Composite			
	D Zone		HW Zone	
Determination Method	Au	Ag	Au	Ag
Direct Head Assay 1	0.500	0.09	0.312	<0.03
Direct Head Assay 2	0.538	0.03	0.314	0.03
Direct Head Assay 3	0.449	0.03	0.308	<0.03
Direct Head Assay 4	0.475	N/A	0.350	N/A
Calc'd, Gravity Conc., P_{80}150M	0.5087	0.094	0.3526	0.040
Calc'd, Gravity Conc., P_{80}200M	0.5586	0.060	0.3234	0.035
Calc'd, Flotation Conc., P_{80}150M	0.5052	0.051	0.3352	0.048
Calc'd, Flotation Conc., P_{80}200M	0.5291	0.056	0.3252	0.040
Overall Average	0.5079	0.059	0.3276	<0.036
Maximum Deviation from Overall Avg.	0.0589	0.035	0.025	N/A
Simple Precision, percent	88.4	62.8	92.9	N/A
Calculated Head Average	0.5254	0.065	0.3341	0.041
Maximum Deviation from Calc'd Head. Avg.	0.0332	0.029	0.0185	0.007
Simple Precision, percent	94.1	69.1	94.8	85.4

Table 7. - Gravity Concentration Test Results,
Copperstone D Zone Ore Composite, P_{80}150 Mesh Feed

		Cum.	Assays,		Distribution,			
	Weight,	Wt.,	oz/ton		Au		Ag	
Product	percent	pct.	Au	Ag	%	Cum. %	%	Cum. %
Cl. Conc.	4.23	4.23	1.3102	0.116	10.9	10.9	5.2	5.2
Middling	14.13	18.36	0.6125	0.292	17.0	27.9	44.1	49.3
Ro. Tail	81.64	100.00	0.4492	0.058	72.1	100.0	50.7	100.0
Composite	100.00		0.5087	0.094	100.0		100.0	

Note: A gravity Ro. Conc. would be 18.36% of the feed weight, would assay 0.7734 ozAu/ton and represent a Au recovery of 27.9%.
Cl. Concentration Ratios: Weight = 24:1, Gold = 2.6:1

Table 8. - Gravity Concentration Test Results,
Copperstone D Zone Ore Composite, P_{80}200 Mesh Feed

		Cum.	Assays,		Distribution,			
	Weight,	Wt.,	oz/ton		Au		Ag	
Product	percent	pct.	Au	Ag	%	Cum. %	%	Cum. %
Cl. Conc.	3.46	3.46	0.9861	0.088	6.1	6.1	5.0	5.0
Middling	4.72	8.18	0.7000	0.088	5.9	12.0	6.9	11.9
Ro. Tail	91.82	100.00	0.5352	0.058	88.0	100.0	88.1	100.0
Composite	100.00		0.5586	0.060	100.0		100.0	

Note: A gravity Ro. Conc. would be 8.18% of the feed weight, would assay 0.8210 ozAu/ton and represent a Au recovery of 12.0%.
Cl. Concentration Ratios: Weight = 29:1, Gold = 1.8:1

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 11
MLI Job No. 3042 - March27, 2006

Table 9. - Gravity Concentration Test Results, Copperstone HW Zone Ore Composite, P_{80}150 Mesh Feed

Product	Weight, percent	Cum. Wt., pct.	Assays, oz/ton Au	Assays, oz/ton Ag	Distribution, Au %	Distribution, Au Cum. %	Distribution, Ag %	Distribution, Ag Cum. %
Cl. Conc.	0.20	0.20	13.8722	1.059	7.9	7.9	5.2	5.2
Middling	6.32	6.52	1.6334	0.175	29.3	37.2	27.5	32.7
Ro. Tail	93.48	100.00	0.2371	0.029	62.8	100.0	67.3	100.0
Composite	100.00		0.3526	0.040	100.0		100.0	

Note: A gravity Ro. Conc. would be 6.52% of the feed weight, would assay 2.0116 ozAu/ton and represent a Au recovery of 37.2%.
Cl. Concentration Ratios: Weight = 500:1, Gold = 39:1

Table 10. - Gravity Concentration Test Results, Copperstone HW Zone Ore Composite, P_{80}200 Mesh Feed

Product	Weight, percent	Cum. Wt., pct.	Assays, oz/ton Au	Assays, oz/ton Ag	Distribution, Au %	Distribution, Au Cum. %	Distribution, Ag %	Distribution, Ag Cum. %
Cl. Conc.	0.22	0.22	16.0715	1.170	10.9	10.9	7.5	7.5
Middling	0.77	0.99	4.0251	0.438	9.6	20.5	9.8	17.3
Ro. Tail	99.01	100.00	0.2596	0.029	79.5	100.0	82.7	100.0
Composite	100.00		0.3234	0.035	100.0		100.0	

Note: A gravity Ro. Conc. would be 0.99% of the feed weight, would assay 6.7151 ozAu/ton and represent a Au recovery of 20.5%.
Cl. Concentration Ratios: Weight = 455:1, Gold = 50:1

Table 11. - Weight and Gold Cl. Concentration Ratios, Gravity Concentration Tests, Ore Composites

Ore Composite	Grind Size 80% Passing	Cl. Concentration Ratio Weight	Cl. Concentration Ratio Gold
D Zone	150M	23.6:1	2.6:1
D Zone	200M	28.9:1	1.8:1
HW Zone	150M	500.0:1	39.3:1
HW Zone	200M	454.5:1	49.7:1

McCLELLAND LABORATORIES, INC.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 12
MLI Job No. 3042 - March27, 2006

Agitated cyanidation tests were conducted separately on the four gravity tailings (combined mids and Ro. Tails) to determine precious metal recovery, recovery rate and reagent requirements for non-gravity recoverable precious metals.

Tailings (~ 2 kg) were mixed with water to achieve 40 weight percent solids pulp densities. Natural pulp pHs were measured. High calcium hydrated lime (HCHL) was added to the pulps slowly over a two hour period to adjust pulp pH to between 10.8 and 11.0. NaCN, equivalent to 1.0 g/L (2.0 lbs/ton sol), was added to the alkaline gravity tailings pulps.

Leaching was conducted by rolling the tailings pulps in bottles on the laboratory rolls for 96 hours. Rolling was suspended briefly after 2, 6, 24, 48, and 72 hours to allow the pulps to settle so samples of pregnant solution (100 mL) could be taken for Au, Ag, Cu, pH, and NaCN analyses. Make-up water (100 mL) and NaCN reagent were added to the pulps at each sampling interval. HCHL was added when necessary to maintain leaching pH at between 10.8 and 11.0. Rolling was then resumed.

After 96 hours, pulps were filtered to separate liquids and solids. Final pregnant solution volumes were measured and sampled for Au, Ag, Cu, pH and NaCN analyses. Leached residues were washed (1 repulp, 5 displacements), dried, weighed and assayed in triplicate to determine residual precious metal content. Silver recoveries were not reported because extracted silver values were low (0.012 - 0.028 ozAg/ton ore).

Overall metallurgical results from gravity tailing cyanidation tests are provided in Table 12. Gold leach rate profiles are shown graphically in Figure 1. Triplicate final tail assay results (Au) are provided in Table 13. All Ag tail assay results were <0.029 oz/ton. Leach pH, NaCN concentration and copper concentration data are provided in Tables 14 (D Zone) and 15 (HW Zone).

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 13
MLI Job No. 3042 - March27, 2006

Table 12. - Overall Metallurgical Results, Gravity Tail Cyanidation Tests, Copperstone Ore Composites

Metallurgical Results	D Zone (Mid & Tail)		HW Zone (Tail)	
	P_{80}150M	P_{80}200M	P_{80}150M	P_{80}200M
Extraction: pct total Au	Au	Au	Au	Au
in 2 hours	71.9	66.7	9.2[3]	7.0[3]
in 6 hours	87.7	90.5	25.6	21.3
in 24 hours	96.3	97.9	80.6	63.4
in 48 hours	96.4	98.0	89.6	82.0
in 72 hours	97.8	98.0	95.6	90.1
in 96 hours	97.8	98.2	96.8	95.6
Extracted, ozAu/ton	0.3978	0.4509	0.2027	0.2275
Tail Assay, ozAu/ton[1]	0.0090	0.0083	0.0067	0.0105
Calc'd. Head, ozAu/ton	0.4068	0.4592	0.2094	0.2380
Predicted Head, ozAu/ton[2]	0.4520	0.5374	0.2371	0.2596
NaCN Consumed, lb/ton	5.86	5.24	13.50	14.14
Lime Added, lb/ton	7.5	7.9	9.7	9.7
CFinal pH	11.1	11.1	11.1	11.0
Natural pH (40% Solids)	8.1	8.0	7.9	7.9

1) Average of triplicate tail assays.
2) Predicted from weighted assays from gravity tests.
3) Low NaCN concentration through 24 hours.

Figure 1. - Gold Leach Rate Profiles, Gravity Tail Cyanidation Tests, Copperstone Ore Composites

Cumulative Au Recovery, percent
100
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
70
80
90
100
Leach Time, hours
D Zone P80 150M
D Zone P80 200M
HW Zone P80 150M
HW Zone P80 200M

Table 13. - Final Tail Assay Results, Leached Residues, Gravity Tail Cyanidation Tests, Copperstone Ore Composites

Tail Assay	Final Tail Grade, ozAu/ton			
	D Zone		HW Zone	
	P_{80}150M	P_{80}200M	P_{80}150M	P_{80}200M
Initial	0.0079	0.0079	0.0073	0.0102
Duplicate	0.0088	0.0088	0.0061	0.0092
Triplicate	0.0102	0.0082	0.0067	0.0122
Average	0.0090	0.0083	0.0067	0.0105

McCLELLAND LABORATORIES, INC

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation**
MLI Job No. 3042 - March27, 2006 14

Table 14. - Leach Data vs. Time, Gravity Tailing Cyanidation Tests, Copperstone D Zone Ore Composite

Sample	P_{80}150 Mesh Feed					P_{80}200 Mesh Feed				
		NaCN,	Cu,	Cu Extracted			NaCN,	Cu,	Cu Extracted	
Time, hrs.	pH[1]	g/L	mg/L	g/st	lb/st	pH[1]	g/L	mg/L	g/st	lb/st
2	10.5	0.15	199	270	0.60	10.4	0.25	176	240	0.53
6	11.0	0.75	310	431	0.95	10.9	0.60	281	390	0.86
24	11.0	0.60	425	603	1.33	11.0	0.75	390	549	1.21
48	10.9	0.75	470	687	1.51	10.9	0.80	415	599	1.32
72	11.0	0.85	488	736	1.62	11.1	0.95	459	675	1.49
96	11.1	0.95	500	777	1.71	11.1	0.90	481	723	1.59

1) pH and NaCN Conc at sample time before reagent make-up.

Table 15. - Leach Data vs. Time, Gravity Tailing Cyanidation Tests, Copperstone HW Zone Ore Composite

Sample	P_{80}150 Mesh Feed					P_{80}200 Mesh Feed				
		NaCN,	Cu,	Cu Extracted			NaCN,	Cu,	Cu Extracted	
Time, HRS.	pH[1]	g/L	mg/L	g/st	lb/st	pH[1]	g/L	mg/L	g/st	lb/st
2	10.1	0.10	247	336	0.74	10.0	0.10	239	326	0.72
6	10.9	0.15	398	552	1.22	10.8	0.15	372	518	1.14
24	11.0	0.15	678	952	2.10	11.1	0.10	624	878	1.93
48	10.8	0.20	844	1,209	2.66	10.8	0.20	892	1,271	2.80
72	11.0	0.30	1,020	1,488	3.28	11.0	0.30	1,002	1,460	3.22
96	11.1	0.60	1,040	1,562	3.44	11.0	0.45	1,071	1,599	3.52

1) pH and NaCN Conc at sample time before reagent make-up.

Rougher flotation tests were conducted on each Copperstone ore composite at P_{80}150M and P_{80}200M feed sizes to determine precious metal recovery, concentrate grade and concentration ratios. Again, the main objective was to maximize recovery not concentrate grade.

Stage ground feeds were settled in grinding water to achieve 33 percent solids pulp densities. Flotation tests were conducted within 30 minutes after staged grinding and settling.

Pulps were conditioned for 10 minutes with 0.5 lbs$CuSO_4$ per ton of ore before adding flotation reagents. Flotation was conducted in five stages with addition of 0.05 lbs/ton of ore each of potassium amyl xanthate (collector), Aero 3477 (collector/promoter) and Aero 208 (gold promoter). Frother (Aero 65) was added as needed to maintain adequate frothing characteristics. Flotation was conducted in five stages to observe float product, but the five stages of float product were combined to produce rougher concentrates. Ro. Concs were dried, weighed and split to obtain 30 - 32 g for Au and Ag assay. Ro. Conc rejects were saved for a subsequent intensive cyanidation test (all 4 Ro. Concs combined). Ro. Tails were dried, weighed and assayed in triplicate for Au and Ag. A large quantity of Ro. Conc. (271.8 g, 12.7 wt. pct.) was obtained from the HW Zone 200M feed because of slimes/viscosity problems.

Flotation test results (4 tests) are provided in Table 16. Weight and gold rougher concentration ratios are shown in Table 17.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 15
MLI Job No. 3042 - March27, 2006

Table 16. - Bulk Flotation Test Results, Copperstone D Zone and HW Zone Ore Composites, Various Grind Sizes

Product	Weight, percent	Cum. Wt., pct.	Assays, oz/ton Au	Assays, oz/ton Ag	Distribution, Au %	Distribution, Au Cum. %	Distribution, Ag %	Distribution, Ag Cum. %
			D Zone, P_{80}150 Mesh					
Ro. Conc.	2.38	2.38	18.0545	0.963	85.1	85.1	44.7	44.7
Ro. Tail	97.62	100.00	0.0773	0.029	14.9	100.0	55.3	100.0
Composite	100.00		0.5052	0.051	100.0		100.0	
			D Zone, P_{80}200 Mesh					
Ro. Conc.	3.57	3.57	13.2128	0.788	89.2	89.2	50.1	50.1
Ro. Tail	96.43	100.00	0.0595	0.029	10.8	100.0	49.9	100.0
Composite	100.00		0.5291	0.056	100.0		100.0	
			HW Zone, P_{80}150 Mesh					
Ro. Conc.	5.76	5.76	5.1849	0.350	89.1	89.1	42.5	42.5
Ro. Tail	94.24	100.00	0.0388	0.029	10.9	100.0	57.5	100.0
Composite	100.00		0.3352	0.048	100.0		100.0	
			HW Zone, P_{80}200 Mesh					
Ro. Conc.	12.71[1]	12.71	1.9134	0.117	74.8	74.8	37.1	37.1
Ro. Tail	87.29	100.00	0.0939	0.029	25.2	100.0	62.9	100.0
Composite	100.00		0.3252	0.040	100.0		100.0	

1) Pull time was longer the last 3 stages of flotation.

Table 17. - Weight and Gold Ro. Concentration Ratios, Bulk Flotation Tests, Copperstone Ore Composites

Ore Composite	Grind Size 80% Passing	Ro. Concentration Ratio Weight	Ro. Concentration Ratio Gold
D Zone	150M	42:1	35.7:1
D Zone	200M	28:1	25.0:1
HW Zone	150M	17:1	15.5:1
HW Zone	200M	8:1	5.9:1

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 16
MLI Job No. 3042 - March27, 2006

An intensive cyanidation test was conducted on combined Ro. Concs from the first four flotation tests to determine precious metal recovery, recovery rate and reagent requirements. Ro. Conc weights combined from D Zone 150 and 200 mesh and HW Zone 150 and 200 mesh feeds were 19.7, 49.3, 89.8, and 239.4 grams, respectively. Respective Ro. Conc weights were 49.9, 79.5, 121.7 and 271.8 grams.

Combined Ro. Concs (~ 400 g) were ground in a pebble mill for 10 minutes to polish mineral surfaces and were settled in grind water to achieve a 40 weight percent solids pulp density. The pH of the pulp was adjusted to 11.5 with NaOH. The high pH pulp was preaerated for 12 hours by sparging air while mechanically agitating in a baffled leaching vessel.

After air sparging for 12 hours, pulp pH was restored to 11.5 and 5.0 gNaCN/L of solution (10 lbs/ton sol) was added. Leaching was conducted by intense agitation and continuous air sparging for a total of 72 hours. Pregs were sampled at 4, 10 and 24 hours and analyzed for Au, Ag, Cu, pH, DO and NaCN. After 24 hours, the pulp was filtered to separate liquids and solids. The 24 hour preg (after sampling) was saved.

The filtered solids (after 24 hr leach) were repulped with fresh leach solution at pH 11.5 (NaOH) and 4.0 gNaCN/L of solution. Intensive cyanidation leaching was reinitiated using the same procedure described above. Pregnant solutions were sampled at 48 and 72 hours and analyzed for Au, Ag, Cu, pH, DO and NaCN.

After 72 hours, the pulp was filtered and final preg volume was measured. The leached residue was thoroughly washed, dried, weighed and assayed in triplicate for Au and Ag.

Metallurgical results from the intensive cyanidation test are provided in Table 18. Gold and silver leach rate profiles are shown in Figure 2. Triplicate tail assay results are provided in Table 19.

McCLELLAND LABORATORIES INC

Mr. Joe Kircher / American Bonanza Gold Mining Corporation
MLI Job No. 3042 - March27, 2006 17

Table 18. - Overall Metallurgical Results, Intensive Cyanidation Test, Combined Flotation Ro. Concs (4), Copperstone D and HW Zone Ores, P_{80}150 and 200M Feeds

Metallurgical Results	NaCN	pH	Combined Ro. Concs.		
Extraction: pct of total	g/L	s.u.	Au	Ag	Cu, lb/ton
in 4 hours	0.40	10.9	10.8	8.1	2.25
in 10 hours	3.95	11.3	60.7	66.7	3.89
in 24 hours	3.80	10.9	78.7	74.8	3.87
in 48 hours	2.90	10.7	97.4	88.8	4.01
in 72 hours	4.10	10.8	98.3	88.8	4.81
Extracted, oz/ton			3.5754	0.229	
Tail Assay, oz/ton[1]			0.0630	0.029	
Calculated Head, oz/ton			3.6384	0.258	
Predicted Head, oz/ton[2]			4.8400	0.294	
NaCN Consumed, lb/ton			29.41		
NaOH Added, lb/ton			25.6		
pH Data:					
After Pre-aeration			11.5		
After Leach			10.8		
Natural (40% solids)			7.8		

1) Average of triplicate tail assays.
2) Predicted on a weighted basis from original Ro-Conc assays.

Figure 2. - Gold and Silver Leach Rate Profiles, Combined Flotation Ro. Concs, Copperstone D and HW Zone Ore Composites

Cumulative Recovery, percent
0
10
20
30
40
50
60
70
80
90
100
0
10
20
30
40
50
60
70
80
Leach Time, hours
Au
Ag

Table 19. - Tail Assay Results, Intensive Cyanidation Tails, Combined Flotation Ro. Concs.

Tail Assay	Tail Grade, oz/ton	
	Au	Ag
Initial	0.0493	0.029
Duplicate	0.0688	0.029
Triplicate	0.0709	0.029
Average	0.0630	0.029

McCLELLAND LABORATORIES, INC

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 18
MLI Job No. 3042 - March27, 2006

PHASE 1.5 SCOPE OF WORK AND RESULTS

Encouraging results from Phase 1 testwork allowed Phase 1.5 testwork to proceed, but some conditions and test objectives changed. Phase 1 results indicated high NaCN consumption during cyanidation. Consequently, preaeration procedures were added to all cyanidation tests and cyanidation tests using NH_4OH additive were conducted at a P_{80}200 mesh grind size for both composites (D and HW Zone). Objectives for gravity concentration tests changed from maximizing recovery to maximizing concentrate grade.

Potential process sequences evaluated in Phase 1.5 were:
1) Head end gravity concentration/gravity tail (mid & Ro. Tail) cyanidation
2) Head end gravity concentration/gravity tail (mid & Ro. Tail) flotation
3) Intensive cyanidation of select concentrate products

Head end gravity concentration tests, for gravity tail (mids & Ro. Tails) cyanidation tests and gravity tail (mids & Ro. Tail) flotation tests, were conducted by staged grinding 2.5 kg ore charges to produce desired P_{80}150M or P_{80}200M grind sizes. A Knelson pilot concentrator was used to produce Ro. Cones from each composite (D and HW Zone) at each grind size. Ro. Tailings were saved for subsequent cyanidation or flotation tests. Ro. Cones were hand panned to produce Cl. Cones and Cl. Tails (middlings). Cl. Cones were assayed in entirety for Au and Ag content. Splits (~ 30 g) of gravity middlings and Ro. Tails were taken for Au and Ag assay.

Calculated head grade comparisons for all head end gravity tests are shown in Table 20.

Table 20. - Calculated Head Grade Comparison, Copperstone Ore Composites (Phase 1.5)

	Ore Composite			
	D Zone		HW Zone	
Determination Method	Au	Ag	Au	Ag
Gravity Conc. P_{80}150M	0.4516	0.042[1]	0.3239[1]	0.044
Gravity Conc, P_{80}200M	0.4782	0.040	0.3064	0.046[1]
Gravity Conc, P_{80}200M (NH_4OH)	0.4630	0.040	0.2909	0.042
Gravity Conc, P_{80}150M (Grav. Tail Flotation)	0.5047[1]	0.039	0.2782	0.039
Gravity Conc, P_{80}200M (Grav. Tail Flotation)	0.4561	0.039	0.2884	0.040
Calculated Head Avg.	0.4707	0.040	0.2976	0.042
Maximum Deviation From Average	0.0340	0.002	0.0263	0.004
Simple Precision, Percent	93.3	95.2	91.9	91.3

1) Max. Dev. from calc'd. head avg. occurred with this calc'd. head grade.

Head end gravity concentration test results (10 tests) are provided in Tables 21 and 22. Weight and gold concentration ratios are shown in Table 23.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 19
MLI Job No. 3042 - March27, 2006

Table 21. - Gravity Concentration Test Results, Copperstone Ore Composites (For Gravity Tail Cyanidation)

Product	Weight, percent	Cum. Wt., pct.	Assays, oz/ton Au	Assays, oz/ton Ag	Distribution, Au %	Distribution, Au Cum. %	Distribution, Ag %	Distribution, Ag Cum. %
D Zone, P_{80}150 Mesh								
Cl. Conc.	0.38	0.38	6.388	0.875	5.4	5.4	7.9	7.9
Middling	8.20	8.58	2.056	0.146	37.3	42.7	28.7	36.6
Ro. Tail	91.42	100.00	0.283	0.029	57.3	100.0	63.4	100.0
Composite	100.00		0.4516	0.042	100.0		100.0	
D Zone, P_{80}200 Mesh								
Cl. Conc.	0.32	0.38	6.796	0.379	4.6	4.6	3.0	3.0
Middling	8.11	8.43	2.343	0.146	39.7	44.3	29.8	32.8
Ro. Tail	91.57	100.00	0.291	0.029	55.7	100.0	67.2	100.0
Composite	100.00		0.4782	0.040	100.0		100.0	
D Zone, P_{80}200 Mesh - For NH_4OH Cyanidation								
Cl. Conc.	0.26	0.26	10.092	0.496	5.7	5.7	3.3	3.3
Middling	8.20	8.46	2.123	0.146	37.6	43.3	30.1	33.4
Ro. Tail	91.54	100.00	0.287	0.029	56.7	100.0	66.6	100.0
Composite	100.00		0.4630	0.040	100.0		100.0	
HW Zone, P_{80}150 Mesh								
Cl. Conc.	0.05	0.05	35.936	2.713	5.5	5.5	3.2	3.2
Middling	6.65	6.70	2.931	0.233	60.2	65.7	35.3	38.5
Ro. Tail	93.30	100.00	0.119	0.029	34.3	100.0	61.5	100.0
Composite	100.00		0.3239	0.044	100.0		100.0	
HW Zone, P_{80}200 Mesh								
Cl. Conc.	0.05	0.05	89.762	4.725	14.7	14.7	5.3	5.3
Middling	5.49	5.54	2.838	0.292	50.8	65.5	34.9	40.2
Ro. Tail	94.46	100.00	0.112	0.029	34.5	100.0	59.8	100.0
Composite	100.00		0.3064	0.046	100.0		100.0	
HW Zone, P_{80}200 Mesh - For NH_4OH Cyanidation								
Cl. Conc.	0.05	0.05	61.272	4.375	10.5	10.5	5.2	5.2
Middling	5.41	5.46	3.063	0.233	57.0	67.5	29.9	35.1
Ro. Tail	94.54	100.00	0.100	0.029	32.5	100.0	64.9	100.0
Composite	100.00		0.2909	0.042	100.0		100.0

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 20
MLI Job No. 3042 - March27, 2006

Table 22. - Gravity Concentration Tests, Copperstone Ore Composites, To Produce Gravity Tails (Mid & Ro. Tail) For Flotation

Product	Weight, percent	Cum. Wt., pct.	Assays, oz/ton Au	Assays, oz/ton Ag	Distribution, Au %	Distribution, Au Cum. %	Distribution, Ag %	Distribution, Ag Cum. %
D Zone, P_{80}150 Mesh								
Cl. Conc.	0.16	0.16	8.342	0.233	2.6	2.6	1.0	1.0
Middling	8.39	8.55	2.608	0.146	43.4	46.0	31.2	32.2
Ro. Tail	91.45	100.00	0.298	0.029	54.0	100.0	67.8	100.0
Composite	100.00		0.5047	0.039	100.0		100.0	
D Zone, P_{80}200 Mesh								
Cl. Conc.	0.19	0.19	8.575	0.175	3.6	3.6	0.8	0.8
Middling	8.48	8.67	2.333	0.146	43.4	47.0	31.6	32.4
Ro. Tail	91.33	100.00	0.265	0.029	53.0	100.0	67.6	100.0
Composite	100.00		0.4561	0.039	100.0		100.0	
HW Zone, P_{80}150 Mesh								
Cl. Conc.	0.11	0.11	15.101	1.138	6.0	6.0	3.0	3.0
Middling	6.31	6.42	2.470	0.175	56.0	62.0	28.0	31.0
Ro. Tail	93.58	100.00	0.113	0.029	38.0	100.0	69.0	100.0
Composite	100.00		0.2782	0.039	100.0		100.0	
HW Zone, P_{80}200 Mesh								
Cl. Conc.	0.09	0.09	17.371	1.604	5.4	5.4	3.4	3.4
Middling	5.75	5.84	2.975	0.204	59.3	64.7	29.0	32.4
Ro. Tail	94.16	100.00	0.108	0.029	35.3	100.0	67.6	100.0
Composite	100.00		0.2884	0.040	100.0		100.0	

Table 23. - Weight and Gold Cl. Concentration Ratios, Gravity Concentration Tests, Copperstone Ore Composites (Phase 1.5)

Ore Composite	Grind Size, 80% Passing	Cl. Concentration Ratio Weight	Cl. Concentration Ratio Gold
D Zone	150M	263.2:1	14.1:1
D Zone	200M	312.5:1	14.2:1
D Zone	200M (NH_4OH)	434.8:1	21.8:1
HW Zone	150M	2,000.0:1	110.9:1
HW Zone	200M	2,000.0:1	293.0:1
HW Zone	200M (NH_4OH)	2,000.0:1	210.6:1
D Zone	150M (Grav. Tail to Float)	625.0:1	16.5:1
D Zone	200M (Grav. Tail to Float)	526.3:1	18.8:1
HW Zone	150M (Grav. Tail to Float)	909.1:1	54.3:1
HW Zone	200M (Grav. Tail to Float)	1,111.1:1	60.2:1

MCCLELLAND LABORATORIES, INC.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 21
MLI Job No. 3042 - March27, 2006

Combined middlings and rougher tails from the first 6 gravity concentration tests (Table 21) were combined for special preaeration procedures and subsequent cyanidation tests (including NH_4OH tests).

Gravity tailings (mids & Ro. Tails) were mixed with water to achieve 40 weight percent solids pulp densities. Pulp pHs were adjusted to 11.0 with HCHL in the mechanically agitated vessels. Alkaline pulps were preaerated for 12 or more hours by continuous air sparging. Pulp pHs were checked every 2 hours and pH was restored to pH 11.0 with HCHL. Preaeration/pH adjustment procedures continued until pulp pHs stabilized at between pH 11.0 and 11.2.

Preaeration test data are provided in Tables 24 and 25.

Table 24. - High pH Preaeration Data, Combined Gravity Middling and Ro. Tail, Copperstone D Zone Ore Comp.

	P_{80}150M			P_{80}200M			P_{100}200M		
Sample Time, Hrs	Pulp pH	Cum. Lime Added, lb/ton	DO, ppm	Pulp pH	Cum. Lime Added, lb/ton	DO, ppm	Pulp pH	Cum. Lime Added, lb/ton	DO, ppm
0	11.00	3.97	7.82	11.00	4.25	8.20	11.00	4.31	8.24
2	10.45	4.52	7.82	10.55	4.84	8.20	10.60	4.82	8.24
4	10.50	5.79	7.82	10.60	6.29	8.20	10.80	5.25	8.24
6	10.90	6.34	7.82	10.80	6.71	8.20	10.70	6.29	8.24
8	10.80	7.14	7.82	10.80	7.56	8.20	10.80	7.15	8.24
10	10.95	7.53	7.82	11.00	7.99	8.20	10.95	7.58	8.24
12	11.00	7.77	7.82	11.10	8.15	8.20	11.00	7.84	8.24
14	11.00	8.01	7.82	11.10	8.32	8.20	11.12	7.93	8.24
16	11.00		7.82	11.10		8.20	11.05		8.24

Table 25. - High pH Preaeration Data, Combined Gravity Middling and Ro. Tail, Copperstone HW Zone Ore Comp.

	P_{80}150M			P_{80}200M			P_{100}200M		
Sample Time, Hrs	Pulp pH	Cum. Lime Added, lb/ton	DO, ppm	Pulp pH	Cum. Lime Added, lb/ton	DO, ppm	Pulp pH	Cum. Lime Added, lb/ton	DO, ppm
0	11.00	5.44	8.31	11.00	5.13	8.17	11.00	5.21	8.28
2	10.65	5.90	8.31	10.65	5.55	8.17	10.72	5.64	8.28
4	10.82	6.35	8.31	10.78	6.15	8.17	10.92	5.90	8.28
6	10.70	7.26	8.31	10.70	7.01	8.17	10.70	6.94	8.28
8	10.80	8.16	8.31	10.80	7.86	8.17	10.80	7.81	8.28
10	10.93	8.62	8.31	10.93	8.29	8.17	10.95	8.24	8.28
12	10.95	9.25	8.31	10.96	8.72	8.17	11.01	8.42	8.28
14	11.11	9.62	8.31	11.08	8.97	8.17	11.09	8.51	8.28
16	11.10		8.31	11.10		8.17	11.10		8.28

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 22
MLI Job No. 3042 - March 27, 2006

Gravity tail cyanidation tests were conducted after 14 to 16 hours or preaeration treatment to determine precious metal recovery, recovery rate, reagent requirements, and to determine if NaCN consumptions could be decreased. Cyanidation test procedures were the same as used in Phase 1, except tests were conducted in mechanically agitated, baffled leaching vessels, NaCN concentration was increased to 1.5 g/L of solution (maintained), and a 10 hour sampling interval was added. For the two tests using NH_4OH additive, a ratio of 2 moles NH_4OH to 1 mole NaCN was maintained during leaching.

Gravity tail cyanidation test results are provided in Table 26 (D Zone) and 28 (HW Zone). Gold leach rate profiles are shown in figures 3 (D Zone) and 4 (HW Zone). Triplicate tail assay results are provided in Tables 27 and 29. Copper extraction data for those 6 tests are provided in Tables 30 and 31.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 23
MLI Job No. 3042 - March27, 2006

Table 26. - Overall Metallurgical Results, Mechanically Agitated Cyanidation Tests, Copperstone D Zone Gravity Tailings (Combined Mid & Ro. Tail)

	D Zone Gravity Tailings		
Metallurgical Results	P_{80}150M	P_{80}200M	P_{80}200M - NH_4OH
Extraction: pct. total Au	Au	Au	Au
in 2 hours	53.9	52.5	42.5
in 6 hours	84.5	73.7	65.0
in 10 hours	87.8	84.5	72.8
in 24 hours	91.1	91.2	85.4
in 48 hours	95.6	93.6	90.1
in 72 hours	97.9	96.0	94.8
in 96 hours	98.0	98.4	98.4
Extracted, ozAu/ton	0.3821	0.3935	0.3644
Tail Assay, ozAu/ton[1]	0.0078	0.0062	0.0058
Calculated Head, ozAu/ton	0.3899	0.3997	0.3702
Predicted Head, ozAu/ton[2]	0.429	0.458	0.438
NaCN Consumed, lb/ton	7.03	7.38	7.83
Lime Added, lb/ton[3]	8.1	8.6	8.2
pH after 16 Hour Preaeration	11.0	11.1	11.0
Final Leach pH	10.8	10.8	10.8
Natural pH Before Preaeration	8.4	8.5	8.5
Ag Extracted, ozAg/ton	0.026	0.026	0.026
Tail Assay, ozAg/ton[1]	<0.029	<0.029	<0.029
Calculated Head, ozAg/ton	<0.055	<0.055	<0.055
Ag Recovery, percent	>47.3	>47.3	>47.3

1) Average of triplicate tail assays.
2) Predicted by calculation (weighted) from middling and Ro. Tail product assays from respective gravity concentration tests.
3) Lime added during high pH (high calcium hydrated lime) preaeration and during leaching of gravity tailings.

Figure 3. - Gold Leach Rate Profiles, D Zone Gravity Tailings (Combined Mid & Ro. Tail)

Cumulative Recovery, percent
100
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
70
80
90
100
Leach Time, hours
P80 150M
P80 200M
P80 200M - NH4OH

Table 27. - Tail Assay Results, D Zone Gravity Tail Leached Residues

	Final Tail Grade, oz/ton					
	P_{80}150M		P_{80}200M		P_{80}200M - NH_4OH	
Tail Assay	Au	Ag	Au	Ag	Au	Ag
Initial	0.0076	<0.029	0.0055	<0.029	0.0055	<0.029
Duplicate	0.0076	<0.029	0.0064	<0.029	0.0058	<0.029
Triplicate	0.0082	<0.029	0.0067	<0.029	0.0061	<0.029
Average	0.0078	<0.029	0.0062	<0.029	0.0058	<0.029

McCLELLAND LABORATORIES, INC

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 24
MLI Job No. 3042 - March27, 2006

Table 26. - Overall Metallurgical Results, Mechanically Agitated Cyanidation Tests, Copperstone D Zone Gravity Tailings (Combined Mid & Ro. Tail)

	D Zone Gravity Tailings		
Metallurgical Results	P_{80}150M	P_{80}200M	P_{80}200M - NH_4OH
Extraction: pct. total Au	Au	Au	Au
in 2 hours	53.9	52.5	42.5
in 6 hours	84.5	73.7	65.0
in 10 hours	87.8	84.5	72.6
in 24 hours	91.1	91.2	85.4
in 48 hours	95.6	93.6	90.1
in 72 hours	97.9	96.0	94.8
in 96 hours	98.0	98.4	98.4
Extracted, ozAu/ton	0.3821	0.3935	0.3644
Tail Assay, ozAu/ton[1]	0.0078	0.0062	0.0058
Calculated Head, ozAu/ton	0.3899	0.3997	0.3702
Predicted Head, ozAu/ton[2]	0.429	0.458	0.438
NaCN Consumed, lb/ton	7.03	7.38	7.83
Lime Added, lb/ton[3]	8.1	8.6	8.2
pH after 16 Hour Preaeration	11.0	11.1	11.0
Final Leach pH	10.8	10.8	10.8
Natural pH Before Preaeration	8.4	8.5	8.5
Ag Extracted, ozAg/ton	0.026	0.026	0.026
Tail Assay, ozAg/ton[1]	<0.029	<0.029	<0.029
Calculated Head, ozAg/ton	<0.055	<0.055	<0.055
Ag Recovery, percent	>47.3	>47.3	>47.3

1) Average of triplicate tail assays.
2) Predicted by calculation (weighted) from middling and Ro. Tail product assays from respective gravity concentration tests.
3) Lime added during high pH (high calcium hydrated lime) preaeration and during leaching of gravity tailings.

Figure 3. - Gold Leach Rate Profiles, D Zone Gravity Tailings (Combined Mid & Ro. Tail)

Cumulative Recovery, percent
Leach Time, hours
0
10
20
30
40
50
60
70
80
90
100
P80 150M
P80 200M
P80 200M - NH4OH

Table 27. - Tail Assay Results, D Zone Gravity Tail Leached Residues

	Final Tail Grade, oz/ton					
	P_{80}150M		P_{80}200M		P_{80}200M - NH_4OH	
Tail Assay	Au	Ag	Au	Ag	Au	Ag
Initial	0.0076	<0.029	0.0055	<0.029	0.0055	<0.029
Duplicate	0.0076	<0.029	0.0064	<0.029	0.0058	<0.029
Triplicate	0.0082	<0.029	0.0067	<0.029	0.0061	<0.029
Average	0.0078	<0.029	0.0062	<0.029	0.0058	<0.029

McCLELLAND LABORATORIES, INC

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation**
MLI Job No. 3042 - March27, 2006 25

Table 30. - Copper Extraction Data, Gravity Tail (Mid & Ro. Tail) Cyanidation Tests, Copperstone D Zone Ore Composite

Sample	P_{80}150 Mesh Feed					P_{80}200 Mesh Feed					P_{80}200m - NH_4OH				
		NaCN,	Cu,	Cu Extracted			NaCN,	Cu,	Cu Extracted			NaCN,	Cu,	Cu Extracted	
Time, hrs	pH	g/L	mg/L	g/st	lb/st	pH	g/L	mg/L	g/st	lb/st	pH	g/L	mg/L	g/st	lb/st
2	11.3	0.70	162	220	0.49	11.3	0.65	207	282	0.62	11.3	0.60	214	291	0.64
6	11.3	1.15	228	316	0.70	11.2	1.10	309	429	0.95	11.2	1.10	241	336	0.74
10	11.1	1.35	281	396	0.87	11.1	1.35	355	504	1.11	11.2	1.40	352	497	1.10
24	11.1	1.20	336	481	1.06	11.2	1.15	428	617	1.36	11.2	1.15	397	572	1.26
48	11.0	1.20	380	553	1.22	11.0	1.25	487	714	1.57	11.0	1.20	479	699	1.54
72	10.7	1.20	403	598	1.32	10.7	1.25	514	770	1.70	10.7	1.15	540	801	1.76
96	10.8	1.35	416	630	1.39	10.8	1.30	540	825	1.82	10.8	1.30	610	917	2.02

Table 31. - Copper Extraction Data, Gravity Tail (Mid & Ro. Tail) Cyanidation Tests, Copperstone HW Zone Ore Composite

Sample	P_{80}150 Mesh Feed					P_{80}200 Mesh Feed					P_{80}200m - NH_4OH				
		NaCN,	Cu,	Cu Extracted			NaCN,	Cu,	Cu Extracted			NaCN,	Cu,	Cu Extracted	
Time, hrs	pH	g/L	mg/L	g/st	lb/st	pH	g/L	mg/L	g/st	lb/st	pH	g/L	mg/L	g/st	lb/st
2	11.1	0.05	409	557	1.23	11.0	0.10	285	388	0.85	11.0	0.10	310	422	0.93
6	11.1	0.20	598	831	1.83	11.0	0.20	570	787	1.73	11.2	0.15	680	938	2.07
10	11.1	0.70	840	1,185	2.61	11.0	0.60	615	870	1.92	11.3	0.30	1,070	1,496	3.30
24	11.0	0.70	1,120	1,601	3.53	11.0	0.60	870	1,241	2.74	11.2	0.50	1,420	2,014	4.41
48	10.8	0.95	1,255	1,831	4.04	10.9	1.00	1,170	1,683	3.71	10.9	1.10	1,490	2,166	4.77
72	10.5	1.20	1,250	1,876	4.14	10.5	1.35	1,265	1,857	4.09	10.5	1.30	1,470	2,195	4.84
96	10.7	1.20	1,215	1,879	4.14	10.7	1.45	1,315	1,974	4.35	10.6	1.25	1,430	2,202	4.85

Gravity tailings (mids and Ro. Tails) from the last four head end gravity concentration tests (Table 22) were used for flotation tests to determine if acceptable precious metals recovery could be achieved by gravity/flotation processing rather than gravity/cyandiation processing. Flotation procedures and reagents were the same as described for Phase 1 except that 0.2 lb/ton of ore of each flotation reagent was added during the first stage of flotation and 0.05 lb/ton of ore of each was added the next four stages of flotation.

Flotation test results are shown in Table 32.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 26
MLI Job No. 3042 - March27, 2006

Table 32. - Flotation Test Results, Copperstone Combined Gravity Tailings (Mid & Ro. Tails)

Product	Weight, percent	Cum. Wt., pct.	Assays, oz/ton Au	Ag	Distribution, Au %	Cum. %	Ag %	Cum. %
				D Zone, P_{80}150 Mesh				
Ro. Conc.	2.43	2.43	17.9237	0.723	88.6	88.6	38.3	38.3
Ro. Tail	97.57	100.00	0.0576	0.029	11.4	100.0	61.7	100.0
Composite	100.00		0.4917	0.046	100.0		100.0	
				D Zone, P_{80}200 Mesh				
Ro. Conc.	1.98	1.98	19.7963	0.723	89.1	89.1	33.5	33.5
Ro. Tail	98.02	100.00	0.0488	0.029	10.9	100.0	66.5	100.0
Composite	100.00		0.4398	0.043	100.0		100.0	
				HW Zone, P_{80}150 Mesh				
Ro. Conc.	3.08	3.08	7.5179	0.723	88.2	88.2	44.2	44.2
Ro. Tail	96.92	100.00	0.0318	0.029	11.8	100.0	55.8	100.0
Composite	100.00		0.2624	0.050	100.0		100.0	
				HW Zone, P_{80}200 Mesh				
Ro. Conc.	2.17	2.17	11.4078	0.723	90.7	90.7	35.6	35.6
Ro. Tail	97.83	100.00	0.0258	0.029	9.3	100.0	64.4	100.0
Composite	100.00		0.2728	0.044	100.0		100.0	

Note: Ro. Conc. grades were back calculated from respective gravity concentration test calculated heads. The calculated Ag grade from the Ro. Conc. intensive cyanidation test was used as Ro. Conc. grade for all four tests.

Flotation Ro. Cones from the four flotation tests were combined and used for a single intensive cyanidation test. The pulp was preaerated using the same procedure described earlier in this section before intensive cyanidation. Flotation Ro. Conc weights for D Zone 150 and 200 mesh and HW Zone 150 and 200 mesh feeds were 60.7, 46.8, 66.2 and 49.9 grams, respectively.

Intensive cyanidation test procedures were the same as for Phase 1, except that fresh leach solution was used at 12 rather than 24 hours of leaching.

Intensive cyanidation test results are provided in Table 33. Gold, silver and copper leach rate profiles are shown in Figure 5. Triplicate tail assay results are provided in Table 34.

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 27
MLI Job No. 3042 - March27, 2006

Table 33. - Overall Metallurgical Results, Intensive Cyanidation of Combined Flotation Ro. Cones (D & HW Zones), From Flotation of Combined Gravity Tailings (Mids & Ro. Tails)

Metallurgical Results	Combined Ro. Conc.		
Extraction: pct. of total	Au	Ag	Cu, lb/st
in 4 hours	5.0	2.5	4.60
in 12 hours[1]	79.9	80.1	6.51
in 24 hours	83.2	81.9	7.12
in 48 hours	88.7	86.4	7.62
in 72 hours	99.4	96.0	8.78
Extracted, oz/ton of Ro. Conc.	11.1643	0.694	
Tail Assay, oz/ton of Ro. Conc.[2]	0.0699	0.029	
Calculated Head, oz/ton of Ro. Conc.	11.2342	0.723	
NaCN Consumed, lb/ton of Ro. Conc		43.47	
Lime Added, lb/ton of Ro. Conc.		60.8	
NaCN Consumed as lb/ton of ore		~1.05	
Lime Added as lb/ton of ore		~1.5	
pH after 18 Hour Preaeration		11.1	
Final Leach pH		10.6	
Natural pH Before Preaeration		7.6	

1) Preg solution replaced with fresh leach solution, NaCN conc. decreased to 4 g/L.
2) Average of triplicate tail assays.

Figure 5. - Leach Rate Profiles, D & HW Zone Combined Flotation Ro. Concs. (Mids & Ro. Tails)

100
90
80
70
60
50
40
30
20
10
0
Cumulative Recovery, percent
0
10
20
30
40
50
60
70
80
90
100
Leach Time, hours
Au
Ag
Cu, lb/st

Table 34. - Tail Assay Results, Intensive Cyanidation Leached Residue, Combined (D & HW Zone) Flotation Ro. Concs.

	Tail Grade, oz/ton of Ro. Conc.	
Tail Assay	Au	Ag
Initial	0.0685	0.029
Duplicate	0.0683	0.029
Triplicate	0.0729	0.029
Average	0.0699	0.029

McCLELLAND LABORATORIES, INC

Mr. Joe Kircher / **American Bonanza Gold Mining Corporation** 28
MLI Job No. 3042 - March27, 2006

PHASE 2 SCOPE OF WORK

A separate shipment of samples designated MET 1-4 (D Zone) and H4-29, 45, 74, 77 (HW Zone core) were prepared (MLI) and shipped to Metso for Bond Work Index (BWI) and abrasion index determination testwork. The Metso report was previously forwarded to American Bonanza personnel and consultants, but a copy is appended to this summary report.

The 50/50 weighted D Zone and HW Zone composite (15 kg split) was used for a large flotation test to produce Ro. Conc for ICP metals and CN Sol Cu analyses and for Mod ABA static ARD potential tests. Those results were provided earlier in this report (preparation and head analysis section). The flotation Ro. Tailing (~ 15 kg) along with grind and test water was shipped to Pocock Industrial in Salt Lake City, UT for pulp rheology and thickener and filter sizing testwork. That tailings sample was taken to Dawson Metallurgical Laboratories for separation of magnetics before Pocock work. Pocock and Dawson reports were forwarded earlier, but copies are appended to this report. Original copies of SVL Analytical report sheets are appended for your permanent environmental records.

Flotation products from the 15 kg rougher flotation test were not assayed so a data table was not generated. The Ro. Conc was 1.25 percent of the feed weight.

Gene E. McClelland
Metallurgist/President

McCLELLAND LABORATORIES, INC

TEST PLANT REPORT NO. 67216

August 25, 2005

McClelland Laboratories, Inc.
1016 Greg Street
Sparks, Nevada 89431

Attn.: Jack S. McPartland
Phone: 775 356 1300
Fax: 775 356 8917
e-mail: jmcpartland@mettest.com

Copperstone Gold Ore
D-Zone, HW-Zone

Abrasion Index Tests
Bond Ball Mill Work Index Tests

B. Knorr
M. Oles
H.C. Roser

Metso Minerals Industries, Inc., 240 Arch Street, York, PA 17403; P.O. Box 15312, York, PA 17405-7312, USA Tel. +1 717-843-8671 Fax +1 717 849 2685 www.metsominerals.com

Page 1 of 5

MATERIAL

Four buckets of ore were received; each containing crushed core samples from Copperstone. Two buckets were sized for Bond Work Index testing, the other two sized for Abrasion Index tests. The samples were labeled D-Zone and HW-Zone.

PURPOSE

1. Determine the Abrasion Index of samples D-Zone and HW-Zone.
2. Determine the Bond Closed Circuit Ball Mill Work Index of samples D-Zone and HW-Zone at 200 mesh.

EQUIPMENT

1. The Abrasion Tester is a single paddle impactor. The 12 - 3/16" I.D. x 4 - 1/4" drum is lined with a screen with 1/2" x 1/2" square openings of 1/8" wire, and rotates at 75 RPM. The 5" O.D. paddle head rotates at 553 RPM. The paddle is 1"x 3" Heflin Steel "Super-Tuff 500", having a Brinell of 500. Exposed surface is 1"x 2".

2. The 12" I.D. x 12" I.L. Bond Index Type Ball Mill was used. It rotates at 70 RPM, and is charged with 285 steel balls of the following size and weight distribution:

Qty.	Size Range	Grams
43	1.25" to 1.5"	9,094
67	1.0" to 1.25"	7,444
10	1.0" ± 0.1"	694
71	0.75" ± 0.1"	2,078
94	0.5" ± 0.1"	815
285		20,125

PROCEDURE

A. Abrasion Index

1. Weigh paddle in grams to four(4) decimal places.
2. Charge 400 grams of -3/4" +3/8" material, and run for 15 minutes.
3. Dump charge, and replace with a new 400 gram charge; run for 15 minutes.
4. Repeat until total run time is one hour (four runs).
5. Weigh paddle. Weight loss is the Abrasion Index.

B. Work Index

1. Follow published procedures

Page 2 of 5

REMARKS

1. Refer to Table Nos. 1, 2 for Bond Work Index test data.

2. A summary of test results is below:

Sample	Work Index At 200 Mesh	Abrasion Index
D-Zone	12.98 kW-Hr./S.T.	0.4464
HW-Zone	15.04 kW-Hr./S.T.	0.1508

Page 3 of 5

metso minerals

TABLE NO. 1

BOND CLOSED CIRCUIT BALL MILL WORK INDEX TEST NO. 67216

SVEDALA GRINDING DIVISION — YORK, PENNSYLVANIA

CLIENT: MCLELLAND (D Zone)
BULK DENSITY, GMS/L: 2003.9
TEST MESH: 200 (TYLER)
FEED % MINUS TEST MESH: 13.1

MATERIAL: GOLD ORE
MILL CHARGE, GRAMS: 1402.7
EQUIVALENT MICRONS: 74
IPP FOR 250% CL, GMS: 400.8

STAGE NO.	NEW FEED GRAMS	GRAMS - IN FEED	GRAMS TO GRIND	MILL REVS	PROD. GRAMS PLUS	PROD. GRAMS MINUS	GRAMS MINUS GROUND	GRAMS PER REV
1	1402.7	183.8	217.1	150	1120.7	282.0	98.3	0.655
2	282.0	36.9	363.9	556	728.7	674.0	637.1	1.146
3	674.0	88.3	312.5	273	925.8	476.9	388.6	1.423
4	476.9	62.5	338.3	238	1061.5	341.2	278.7	1.171
5	341.7	44.8	356.0	304	1002.1	400.6	355.8	1.171
6	400.6	52.5	348.3	297	982.0	420.7	368.2	1.240
7	420.7	55.1	345.7	279	999.1	403.6	348.5	1.249
8	403.6	52.9	347.9	279	1004.8	397.9	345.0	1.237
9								
10								

AVERAGE GRAMS PER REVOLUTION FOR FINAL 2 STAGES = 1.243

SCREEN ANALYSES, PERCENT CUMULATIVE RETAINED

MESH	MICRONS	FEED	PRODUCT	OVERSIZE
6	3327	0.0		0.1
8	2362	11.1		3.8
10	1651	28.1		7.7
14	1168	43.8		10.8
20	833	54.6		13.3
28	589	63.3		16.0
35	417	69.2		19.6
48	295	77.2		26.1
65	208	79.8		35.9
100	147	82.0		50.3
150	104	84.3		69.8
200	74	86.9	6.8	95.0
270	53	88.0	27.2	
325	44	89.4	34.6	
400	37	90.2	44.3	
500	25	91.3	58.5	

BOND MILL FEED 80% PASSING, MICRONS = 1977
BOND MILL PRODUCT 80% PASSING, MICRONS = 60
BOND WORK INDEX AT 200 MESH = 12.98 (SHORT)
BOND WORK INDEX AT 200 MESH = 14.31 (METRIC)

Page 4 of 5

metso minerals

TABLE NO. 2

BOND CLOSED CIRCUIT BALL MILL WORK INDEX TEST NO. 67216

METSO GRINDING DIVISION — **YORK, PENNSYLVANIA**

CLIENT: MCLELLAND (HW Zone)
BULK DENSITY, GMS/L: 1657.8
TEST MESH: 200 (TYLER)
FEED % MINUS TEST MESH: 10.3

MATERIAL: GOLD ORE
MILL CHARGE, GRAMS: 1160.5
EQUIVALENT MICRONS: 74
IPP FOR 250% CL, GMS: 331.6

STAGE NO.	NEW FEED GRAMS	GRAMS - IN FEED	GRAMS TO GRIND	MILL REVS	PROD. GRAMS PLUS	PROD. GRAMS MINUS	GRAMS MINUS GROUND	GRAMS PER REV
1	1160.5	119.5	212.1	100	973.7	186.8	67.3	0.673
2	186.8	19.2	312.4	464	762.3	398.2	379.0	0.817
3	398.2	41.0	290.6	356	787.3	373.2	332.2	0.933
4	373.2	38.4	293.2	314	811.5	349.0	310.6	0.989
5	349.0	35.9	295.7	299	844.5	316.0	280.1	0.937
6								
7								
8								
9								
10								

AVERAGE GRAMS PER REVOLUTION FOR FINAL 2 STAGES = 0.963

SCREEN ANALYSES, PERCENT CUMULATIVE RETAINED

MESH	MICRONS	FEED	PRODUCT	OVERSIZE
6	3327	0.1		0.5
8	2362	15.2		4.1
10	1651	33.8		7.4
14	1168	49.0		9.8
20	833	56.9		11.5
28	589	68.0		15.7
35	417	74.0		18.9
48	295	82.2		25.4
65	208	85.6		39.5
100	147	88.2		53.8
150	104	90.4		73.1
200	74	92.2	2.7	95.1
270	53	93.5	21.5	
325	44	93.9	28.0	
400	37	94.5	36.4	
500	25	95.2	47.1	

BOND MILL FEED 80% PASSING, MICRONS = 2170
BOND MILL PRODUCT 80% PASSING, MICRONS = 55
BOND WORK INDEX AT 200 MESH = 15.04 (SHORT)
BOND WORK INDEX AT 200 MESH = 16.58 (METRIC)

Page 5 of 5

DAWSON
METALLURGICAL
LABORATORIES, INC.

2030 North Redwood Road, Suite 70
Salt Lake City, Utah 84116
Phone: (801)-596-0430
Fax: (801)-596-0425

September 7, 2005

American Bonanza Gold Mining Corp.
290 Gentry Way, Suite 6
Reno, Nevada 89502

Attention: Mr. Joe Kircher, VP Operations
jkircher@americanbonanza.com

Subject: Results of Magnetic Concentration of a Flotation Tailings Sample.
Our Project No. P-2892.

Dear Mr. Kircher:

A magnetic separation test was performed on a flotation tailings sample that was submitted to our laboratory to investigate recovery of magnetite from the sample. The sample was received as a slurry on August 19, 2005, after having been tested for settling and rheology characteristics at Pocock Industrial Inc. It is our understanding that the sample was from ABGM's Copperstone gold project.

The sample was treated using an Eriez rotating drum single stage magnetic concentrator. A cleaned magnetic concentrate was produced and assayed for Fe and acid insol content. The following procedure was followed:

- The sample was diluted to about 9% solids with water and agitated.
- The slurry was fed to the Eirez magnetic concentrator and a rougher concentrate obtained.
- The rougher concentrate was re-slurried at about 0.5% solids and cleaned 2 times by feeding to the magnetic concentrator.
- Test products were filtered, dried, weighed, and prepared for analysis.
- Samples of the products were submitted for Fe assay by AA and for acid insol content.

Test Results

The test results are summarized in the following table. A final concentrate assaying 60.6% Fe and contained in 2.3% of the ore weight was obtained. The concentrate also assayed 12.2% acid insol. Assuming the iron is present as magnetite, the Fe and insol assay account for 96% of the concentrate mass.

Mr. Joe Kirchner
ABGM Corp.
Page 2

P-2892: American Bonanza Mining Magnetic Concentration Test Flotation Tailings Sample Received 8/19/05					
		Assay - %		Distribution - %	
Product	Wgt.%	Fe	Insol	Fe	Insol
#2 Cl Con	2.3	60.6	12.2	5.4	0.5
#1 Cl Con	2.5	60.2	12.4	5.9	0.6
Ro Con	3.8	51.8	20.7	7.8	1.5
Ro Tails	96.2	24.3	52.7	92.2	98.5
Calc Head	100.0	25.4	51.5	100.0	100.0

Only about 5% of the iron in the feed reported to the final concentrate. The sample was highly oxidized and it is assumed that most of the iron is present as hematite. Some magnetic particles were noted in the rougher tailings upon visual inspection, but they did not seem to be significant. The slurry solids appeared to be well dispersed.

The assayer noted the presence of two 'types' of residues that remained in all samples after the 4 acid (HNO_3, HCl, $HClO_4$, HF) iron digestion. This included a coarse semi-metallic residue and a residue with a flocculated appearance. Both were dark brown or black and were non-magnetic. Since the sample was not completely digested, the presence of some unknown mineral is suggested and the accuracy of the Fe assay is open to question. The particles could be iron containing ferrite or chromite, for example. However, as noted above, the Fe and insol assays account for 96% of the concentrate mass, assuming the iron is magnetite. Analysis by emission spec, XRF, or XRD may give an indication to what the residue is.

We appreciate the opportunity of working with you on this project. If you have any questions about the results or if we may be of further service, please call.

Sincerely,

Dawson Metallurgical Laboratories, Inc.

Perry Allen, Metallurgist

cc: Herb Osborne

DAWSON METALLURGICAL LABORATORIES, INC.
2030 North Redwood Road, Suite 70
Salt Lake City, Utah 84116
Phone: (801) 596-0430
Fax: (801) 596-0425
Email: dmlmetlab@aol.com

PROJECT No. P-2892
DATE: 8/25/2005
BY: PA

TEST No. 1 NAME: American Bonanza Mining Co. Tails Slurry from Pocock

Product	Weight	Percent Weight	Assay - % Fe	Assay - % Acid Insol	Units Fe	Units Insol	Distribution Fe	Distribution Insol
#2 Cleaner Con	91.8	2.28	60.6	12.2	1.380	0.278	5.44	0.54
#2 Cleaner Tails	7.7	0.19	55.5	14.4	0.106	0.028	0.42	0.05
#1 Cleaner Tails	54.6	1.35	36.5	35.8	0.494	0.485	1.95	0.94
Rougher Tails	3877.3	96.18	24.3	52.7	23.371	50.686	92.19	98.46
Head Calculated	4031.4	100.00	25.4	51.5	25.351	51.476	100.00	100.00
Head Assayed								
Combined #1 Cleaner Con		2.47	60.2	12.4	1.486	0.305	5.86	0.59
Combined Rougher Con		3.82	51.8	20.7	1.980	0.790	7.81	1.54

					Grinding Product	
OPERATION	Ro	#1 Cl	#2 Cl			
TIME					Ro	
REAGENTS - LBS PER TON					Tails	
Slurry				MESH	%	%
Water	± 12 gal	±10 gal	± 5 gal	+20		
				+28		
				+35		
				+48		
				+65	0.7	
				+100	2.6	
				+150	9.3	
				+200	9.9	
				+270	9.2	
MACHINE	Eriez Rotating Drum			+325	3.8	
R.P.M.				+400	5.0	
pH				+500	9.8	
% SOLIDS	±9	±0.4	±0.5	-500	49.7	
TEMPERATURE				Total	100	

Remarks:

P80= 82μ

TABLE OF CONTENTS

Introduction	3
Scope of Testing	4
Test Equipment	6
Test Methods	7
Data Presentation and Discussion	9
Appendix	16

-2-

INTRODUCTION

Pocock Industrial Incorporated conducted solids liquid separation (SLS) tests on a ground ore sample for the Copperstone project. McClelland Laboratories generated the sample tested by Pocock Industrial in their laboratory located in Sparks, Nevada during July 2005.

The responsibility for selection and preparation of the sample tested by Pocock Industrial was borne by McClelland Laboratories personnel. Accordingly, the sample presented to Pocock Industrial for testing was assumed to represent material likely to be encountered during normal plant operations and thus, form the basis for the analyses and recommendations reported herein.

Pocock Industrial performed four types of SLS tests on the sample presented. These tests are outlined below:

- Flocculant screening tests aided in the selection of product(s) providing the best overall performance with respect to overflow clarity, decantation rates, and underflow viscosity characteristics.
- Conventional thickening tests developed a general data set for conventional thickener design.
- Dynamic thickening tests developed a general data set for conventional and high rate thickener design.
- Viscosity tests performed on select samples of thickened pulp evaluated rheological properties for rake mechanism and underflow pump and pipeline design.

The scope of testing section of this report lists the samples tested in this campaign. Sample testing results are organized by test type (flocculant screening, conventional thickening, etc.) then by sample description in the same order outlined.

An Appendix follows the text of this report, and contains all test data sheets, figures, and referenced correlations.

-3-

SCOPE OF TESTING

The scope of the testing included the following:

I. Flocculant Screening Tests.

1. Materials:

a. Flotation Rougher Tailing

2. Determinations:

a. Flocculant screening tests to aid in the selection of product(s) providing the best overall performance with respect to overflow clarity, decantation rates, and underflow viscosity characteristics.

II. Static Thickening Tests.

1. Materials:

a. Flotation Rougher Tailing

2. Determinations:

a. Static thickening tests to examine flocculation requirement, hydraulic loading rate, unit area requirements, feed solids concentration sensitivity, and predicted underflow solids concentration for design of conventional thickeners.

-4-

III. Dynamic / High Rate Thickening Tests.

1. Materials:

   a. Flotation Rougher Tailing

2. Determinations:

   a. Continuous dynamic thickening tests that examine the effect of feed rate (hydraulic stress) and flocculant dosage on overflow suspended solids and underflow density at known pH and temperature.

IV. Pulp Rheology Studies.

1. Materials:

   a. Flotation Rougher Tailing

2. Determinations.

   a. Rheology tests to determine apparent viscosity, coefficient of rigidity, and yield values relative to solids concentration and flocculant dosage history.

-5-

TEST EQUIPMENT

GRAVITY SEDIMENTATION

Static Thickening Tests

Static gravity sedimentation data were collected using two-liter graduated cylinders. For sizing conventional thickeners, each cylinder was fitted with a slow-turning picket-rake mechanism.

A pipette with an inverted stopper delivered flocculant to the two-liter tests. This method of flocculation promotes thorough mixing with the suspended solids and provides optimal flocculant to pulp contact.

Dynamic Thickening Tests

Dynamic (high rate) thickening tests utilized a continuous bench scale unit equipped with a motorized rake mechanism and pumps for continuous feed and flocculant delivery. An underflow pump withdrew underflow solids as required to maintain a constant pulp level during testing. Plate AA in the Appendix illustrates the apparatus used during testing.

PULP RHEOLOGY

Rheological testing utilized a Fann Model 35A instrument to collect the required viscosity data. The Fann instrument is a true coaxial cylindrical rotational viscometer, where the test fluid is contained in the annular space (shear gap) between an outer cylinder and the inner bob suspended on a precision spring. The outer cylinder, rotating at a known velocity, causes a viscous drag on the bob. A dial indicator connected to the bob and spring measures deflection of the bob resulting from the viscous drag.

The defined geometry provided by the cylindrical rotor and bob set employed facilitates calculation of shear stress and shear rate. The shear stress, or shear force across an area of contact, is a function of the bob dimensions and the torque developed by compression of the calibrated spring during rotation of the cylinder. The shear rate or velocity gradient is a function of the deformation properties of the fluid and the dimensions and the velocity of the rotor.

For Newtonian fluids, the shear rate is proportional to rotational speed and rotor dimensions. However, since the apparent viscosity of non-Newtonian fluids changes with shear rate, characterization of non-Newtonian fluids requires multiple apparent viscosity determinations at multiple specific shear rates.

-6-

TEST METHODS

GRAVITY SEDIMENTATION

Static Thickening

Each thickening test began by filling a two-liter cylinder with an appropriate amount of pulp known to yield a desired solids concentration upon complete filling with dilute flocculant solution. Flocculant was added to the pulp using the pipette/stopper arrangement described above in the Test Equipment section of this report.

Various tests were conducted on each sample to determine the effects of flocculant dosage, hydraulic rate, and solids concentration on unit area and underflow solids concentration at a given pH with respect to solids capture and overflow clarity. Collected data consisted of pulp interface height as a function of time, flocculant concentration and dosage, temperature, pH, solids inventory within the cylinder, and initial and final solids concentrations.

Dynamic Thickening Tests

The test apparatus depicted in Plate AA was used to continuously thicken a bulk sample of thickener feed slurry. Before beginning each test, the sample was prepared at a selected feed solids concentration. Variations in feed and flocculant pumping rates allowed for examination of various feed hydraulics and flocculant dosage combinations.

Initial test conditions determined the minimum recommended flocculant dosage, while subsequent tests evaluated increases in hydraulic loading. Pulp bed level was maintained throughout the tests by cycling the underflow pump as required. Overflow suspended solids content and underflow density was determined periodically during each test to evaluate performance.

PULP RHEOLOGY

Rheological data provides essential information for equipment design such as agitators, pipelines, pumps, and screens. Data collected using the Fann viscometer described in the Test Equipment section of this report allow for a general characterization of the rheological properties of the pulps tested.

Multiple viscometer dial readings taken on pulp samples using the Fann viscometer over the range of rotor speeds determine shear stress in Pascals (Pa) as well as apparent viscosity (in Pa•sec) at various shear rates (in sec^{-1}). The bob and rotor combination selected for the sample determines the shear rate achieved at a given rotor speed. Dial readings, taken incrementally, increase throughout the range of possible speed settings for the viscometer. Tests with multiple rotor and bob combinations allow for evaluation of an increased range of shear rates as needed.

-7-

The inherent tendency of slurry suspensions to continue to settle during viscosity testing necessitates recording multiple dial readings at each rotor speed after gentle agitation of the pulp before each speed change. Hence, the time dependent nature of slurry suspensions can not be determined.

-8-

DATA PRESENTATION AND DISCUSSION

The appendix contains all recorded and correlated data.

PARTICLE SIZE ANALYSIS

Results of screening tests to determine the particle size distribution of the Flotation Rougher Tailing sample is shown in the Appendix Table A. A summary of these analyses are provided in the following table:

Material	P_{80} (µm)	P_{50} (µm)	Fraction <37µm (%)	Solids Specific Gravity used for calculations
Flotation Rougher Tailing	132	96	52.1	3.28

FLOCCULANT SELECTION

Hychem AF305 (a medium to high molecular weight, 20 percent charge density, anionic polyacrylamide) provided the best overall performance with respect to overflow clarity, decantation rates, and underflow viscosity characteristics on the Flotation Rougher Tailing sample. The sample required pH adjustment (from 7.7 to 10.5 with lime) to achieve clear overflows in the screening trials. After the dry hydrated lime was added, complete flocculation (yielding hazy to clear overflow) required a Hychem AF305 dose of approximately 20 g/MT.

Although specific flocculants are named in this report, products with similar specifications from other manufacturers would also serve.

-9-

GRAVITY SEDIMENTATION --- Static Thickening

Static thickening tests explored the effect of variations in flocculant dose, and feed solids concentrations for conventional thickener design. The flocculant types and initial dosages selected for testing were based on flocculant screening test results. All flocculants used for testing were diluted to a solution concentration of 0.1 g/l with decanted and pH adjusted process liquor prior to contact with the pulp.

Recorded data and correlations for individual tests reside in Tables 1 through 6 and corresponding Figures 1 through 6 of the Appendix. Table E of the Appendix summarizes the tested parameters and the implied conventional thickener sizing for each test performed. Table F of the Appendix provides example thickener sizing based on test results. A solids flow rate of 500 MTPD was used for design.

Recommended conventional thickener design parameters and discussion of the results obtained for the materials tested follows:

-10-

Summary tables and individual data tables and figures can be found in the Appendix as referenced in the table below. Recommended design parameters based on the static thickening tests performed follow:

Material Tested	Appendix		Recommended Conventional Thickener Operating Parameter Ranges					
	Summary Table	Data Tables and Figures	Feed Solids (1) (%)	Flocculant			Underflow Solids Conc. (%)	Unit Area (3) (m^2/MTPD)
				Type	Dose (g/MT)	Conc. (2) (g/l)		
Flotation Rougher Tailings	E	1 – 6	10 – 15	AF 305	20 – 25	0.1 – 0.2	50 - 60	0.125 – 0.150

<u>Table Notes:</u> **Minimum recommended sizing for full scale conventional thickener design is 0.125-0.150 m^2/MTPD.**

(1) Recommended thickener feed solids concentration range by weight.
(2) Recommended flocculant concentration prior to contact with the pulp.
(3) Unit Area includes a 1.25 scale-up factor. The range of unit areas provided corresponds to the range of underflow densities shown in table above. Thickener sizing of less than 0.125 – 0.150 m^2/MTPD is not practical due to rise rate limitations in full scale industrially sized equipment.

The Flotation Rougher Tailing sample produced reasonable thickening results when feed solids were maintained between 10 to 15 percent. At feed solids concentrations higher than 15 percent, effective flocculation was more difficult, creating zones of under flocculated material. This indicates that flocculation above this concentration may also prove to be difficult in a full-scale plant and should likely be avoided. Complete and efficient flocculation would be more likely to occur if solids concentrations were maintained near 10 percent solids in the full scale plant.

The sample required a Hychem AF305 dosage in the range of 20 to 25 g/MT to produce good overflow clarities and thickening performance. As seen in the flocculant screening tests, pH adjustment with lime to at least 10.5 was required to achieve acceptable overflow clarity. The test performed at pH 10.0 (Appendix table #4) produced unacceptable overflow clarity.

Thickener unit area sizing on properly flocculated thickening tests performed on the Flotation Rougher Tailings material generally fell below the minimum range of 0.125 m^2/MTPD to 0.150 m^2/MTPD recommended by Pocock Industrial for full scale conventional thickeners. This recommended design range corresponds to underflow solids concentrations from 50 to 60 percent solids by weight.

-11-

GRAVITY SEDIMENTATION --- High Rate Thickening

Dynamic (High Rate) thickening tests were performed on the Flotation Rougher Tailings sample to determine the recommended hydraulic design basis and expected overflow suspended solids concentrations. Since hydraulic design basis are specified independent of solids tonnage, it is important to state an operable feed solids concentration range when specifying a thickener design based on hydraulic feed loading rate.

Recorded data for the dynamic thickening test performed resides in Table 7 of the Appendix. Recommended thickener design parameters and discussion of the results obtained during dynamic testing follows.

The following table summarizes the results of the dynamic tests performed and provides High Rate thickener design criteria and operating parameters for the feed solids concentration range tested. Design conditions shown in the table were selected based on test conditions considered optimal with respect to both thickening performance and stability of operation.

Sample Material	Appendix Table #	Tested Feed Solids (%)	Flocculant Ave. Dose (g/MT)(1)	Maximum Underflow Solids Conc. Achieved During Testing (%)(2)	Average Overflow TSS Conc. (mg/l)	Recommended Design Basis Net Feed Loading (m^3/m^2hr)(3)
Flotation Rougher Tailings(4)	7	10	25 - 30	65	115 - 170	3.0 – 3.5

Table Notes:

(1) Recommended flocculant (Hychem AF305) dose in grams per metric ton (g/MT). Flocculant was added at a solution concentration of 0.1 g/l.

(2) Maximum underflow solids concentration achieved under dynamic conditions. Densities of approximately 68.6 percent solids were achieved after 120 minutes of static (and raked) retention time in the test unit.

(3) Recommended design basis (net feed loading rate) in cubic meters of feed slurry per hour per square meter of thickener area (m^3/m^2 hr). This basis can be used to calculate the required thickener area based on the volumetric feed rate at the design solids concentration. The feed loading rates shown correspond to the feed solids concentrations shown in the table.

(4) Sample adjusted to pH 10.5 with lime (from pH 7.7) immediately prior to testing.

Flocculant dosages required to achieve good settling in both materials ranged from 25 – 35 g/MT Hychem AF305 which was slightly higher than that observed in static thickening. In this dosage range, the solids bed tended to be very stable and fluid. At higher dosages, signs of over flocculation were observed. Lower dosages produced good thickening results but at the expense of higher overflow suspended solids.

On average, the samples produced overflow suspended solids in the range of 60 – 120 mg/l. Higher overflow suspended solids were experienced at slightly under-flocculated conditions and at hydraulic loading rates higher than those recommended for design.

Overflow clarity was witnessed to be better when the feed was introduced below the level of the supernatant / solids bed interface. This effect is often referred to as "bed-filtration," and can only be achieved if the thickener is operated with a solids bed

-12-

deep enough to cover the bottom of the feed well. When a thickener is operated in this manner, the solids bed helps to trap the fine solids and aid in their flocculation and subsequent retention in the bed.

Underflow solids concentration will be a function of residence time in the thickener. Full scale thickener designs normally provide in excess of 120 minutes of solids retention time. Based on the data collected, underflow solids concentrations for a standard conventional thickener (providing at least 120 minutes of retention time) could reach 68.6 percent solids. Accordingly, precautions should be taken to limit the underflow solids concentration in a conventional or high rate thickener to below a maximum of 60 percent based on viscosity recommendations provided on page 15 of this report. If underflow solids concentrations exceed this value, torque and pumping problems may result.

General Recommendations for Conventional Thickener Design

Experience has shown that feed dilutions are best accomplished using a high volume – low head pump. In this case, a pump could be configured to circulate overflow from the launder drop box (or effluent pipe) back to the feed pipe before injection of the flocculant.

In most instances, injection of flocculant solutions at concentrations above 0.2 g/l in full scale commercial plants can have detrimental effects on flocculation efficiency. Incomplete flocculation typically causes wide variances in underflow solids concentrations and overflow clarities.

Thickener underflow solids concentrations exhibiting yield values in excess of 30 Pascals (Pa) are not considered practical for standard thickener design, as pumping and torque problems will likely result.

Based on the materials tested, conventional thickener rake mechanisms should be heavy duty, and equipped with semi-automatic rake lifting devices. For the materials tested, a torque rating should be based on a minimum k-factor of 802.7, where Torque (N•m) = k (diameter in meters)^2 or k = 55, where Torque (ft•lbs) = k (diameter in feet)^2.

-13-

PULP RHEOLOGY

The rheological behavior of the thickened pulps across a specific shear rate range was examined. Data correlated include the relationship between apparent viscosity (Pa•sec) and shear rate (sec^{-1}), and shear stress (Pa or N/m^2) and shear rate (sec^{-1}) at anticipated operating temperatures, grind size, solids concentrations, residual flocculant, and pH.

The apparent viscosity exhibited by a pulp at a specific shear rate can be due in part to grind size, solids concentration, mineralogical composition, temperature, flocculant dosage and concentration, and pH.

Correlations shown in Figures 8a – 8d, are employed to characterize the pulps under test as Newtonian or non-Newtonian. Further, when the relationship between apparent viscosity and shear rate varies, the correlations characterize the fluid within a non-Newtonian class of fluids.

Non-Newtonian Fluid Classifications

A brief synopsis of the types of non-Newtonian fluids is as follows:

1. Pseudoplastic Fluids: Display a decreasing apparent viscosity with increasing shear rate, or "shear-thinning" flow behavior.

2. Dilatant Fluids: Display an increasing apparent viscosity with increasing shear rate, or "shear-thickening" flow behavior.

3. Plastic Fluids: Behave as a solid under static conditions. Flow will not commence until the yield value is met or exceeded. Once flow begins, plastic fluids may display Newtonian, pseudoplastic or dilatant flow characteristics.

4. Thixotropic Fluids: Undergo a decrease in viscosity with time, at a constant shear rate.

5. Rheopectic Fluids: Undergo an increase in viscosity with time, while subjected to constant shearing.

Most hydrometallurgical pulps tend to be pseudoplastic in nature (decreasing apparent viscosity with increasing shear rate). Pseudoplastic fluids require that a specific shear rate (velocity gradient) be achieved to initiate and maintain flow. If yield values are determined in testing, the pulps can be further classified as Bingham Plastics.

-14-

All rheological data collected are summarized in Table 8 and listed individually in Tables 8a – 8d and Figures 8a – 8d of the Appendix. Presentation of rheological data results for the samples tested follows:

Material	Solids Conc. (%)	Coefficient of Rigidity (Pa)	Yield Value (Pascals or N/m^2)	Apparent Viscosity, (Pa•sec) @ the following Shear Rates:						
				5 Sec^{-1}	25 Sec^{-1}	50 Sec^{-1}	100 Sec^{-1}	200 Sec^{-1}	600 Sec^{-1}	1,000 Sec^{-1}
Flotation Rougher Tailing	67.7	0.061	81.3	6.460	2.776	1.718	1.063	0.656	0.307	0.216
	64.7	0.044	45.3	4.951	1.580	0.966	0.591	0.361	0.166	0.115
	60.5	0.021	16.8	1.325	0.664	0.367	0.226	0.132	0.056	0.038
	54.4	0.012	6.6	1.034	0.287	0.165	0.095	0.055	0.023	0.015

Table Notes: General: Refer to viscosity summary Tables 8 in the Appendix for testing pHs and temperatures.

The Rougher Tailing underflow sample showed Bingham Plastic characteristics at all solids concentration tested. At solids concentrations at and below 60.5 percent solids, the sample displayed classic Bingham Plastic character where the pulps behaved as near Newtonian fluids after the yield values were achieved. At solids concentrations above 60.5 percent, the pulps behaved in a Generalized Bingham Plastic fashion distinguishable by the non-linear shear rate verses shear stress relationship after the yield value had been achieved.

Experience shows that thickener underflow solids concentrations exhibiting a yield value in excess of 30 Pascals (Pa) are not considered practical for standard thickener design, as pumping and torque problems will likely result. This threshold occurred at slightly above 60 percent solids for the Flotation Rougher Tailings. In a full scale plant, underflow solids concentrations exceeding 60 percent solids should be avoided unless specialized equipment is employed to handle the higher viscosities.

-15-

PLATE AA

POCOCK INDUSTRIAL, INC.

CONTINUOUS HIGH-RATE THICKENING APPARATUS

FLOCCULANT
CLEAR OVERFLOW
(from Weir)
CLEAR SUPERNATANT
FEED-WELL
PULP ZONE
RAKE MECHANISM
FEED
UNDERFLOW

DIMENSIONS		
Test Apparatus Height:	31.75	cm
Test Apparatus Diameter:	8.89	cm

POCOCK INDUSTRIAL, INC.
PARTICLE SIZE ANALYSIS DATA SHEET

Company: **McClelland Labs**
Project: **#3042 - Copperstone**

Table No.: **A**
Test No.: 1
Test Date: July, 05
By: MAE
Location: PI Lab

Material: Flotation Rougher Tailing

Purpose: To determine the particle size distribution of the sample.

Procedure: The sample was wet screened at 400 mesh and the oversize fraction dry screened on a Ro-tap.

Results:

Screen Size		Sample Weight			
		Grams	Wt. %	Cumulative Wt. %	
micron	mesh	Retained	Retained	Passing	Retained
210	65	6.94	1.4	98.6	1.4
149	100	24.65	5.1	93.5	6.5
105	150	50.10	10.4	83.1	16.9
74	200	55.03	11.4	71.7	28.3
53	270	53.60	11.1	60.6	39.4
44	325	21.98	4.6	56.0	44.0
37	400	19.05	3.9	52.1	47.9
<37	<400	251.24	52.1		
	Totals:	482.59	100.0		

Product Size Passing 90% (P_{90}) **132 microns**
Product Size Passing 80% (P_{80}) **96 microns**
Estimated Size Passing 50% (D_{50}) **34 microns**

TABLE B

FLOCCULANT SCREENING SERIES

McClelland Labs
#3042 - Copperstone

Material:	Flotation Rougher Tailings
Flocculant Solution:	All flocculants added @ 0.1 g/l
% Solids to Test:	10.0%
pH (as received):	7.73 units
Temperature:	20 °C

Floc Added, ml:			2	4	5	6	7	8	9	10
Approx. Dosage, g/MT			9.3	18.6	23.3	27.9	32.6	37.2	41.9	46.5
Approx. Dosage, lbs/ST			0.019	0.037	0.047	0.056	0.065	0.074	0.084	0.093
FLOCCULANT:	Type	%Chg / Wt								
Ciba 455	Cat / PAM	5 / Med-High	PP	F	FM	M	M-MH	MH	MH-H	Hhazy
HC AF301	Non / PAM	0 / Med-High	PP	FM	M	MH	MH-H	Hvsc		
HC AF302	An / PAM	5 / Med-High	PP	FM	M	MH-H		Hsc		
HC AF303	An / PAM	7 / Med-High	PP	FM	M-MH	H	Hsc			
HC AF304	An / PAM	15 / Med-High	PP-F	M	MH	Hvsc				
HC AF305	An / PAM	20 / Med-High	PP-F	M-MH	MH-H	Hvsc				
HC AF306	An / PAM	30 / Med-High	F	M	H	VHvsc				

NOTES:
Products tested did not achieve acceptable overflow clarities at this pH.
Acceptable thickening properties were achieved at a Hychem AF305 dose of 20 to 25 g/MT.

KEY TO NOTATION:

PP	Pin-point Structure	PAM	Polyacrylamide
VF	Very Fine Structure	AMPS	Sulfonated polyacrylamide
F	Fine Structure	DADM	Diallyldimethylchloride
FM	Fine to Medium Structure	AN	Anionic Flocculant
M	Medium Structure	CAT	Cationic Flocculant
MH	Medium to Heavy Structure	NON	Nonionic Flocculant
H	Heavy Structure	Mag	Magnofloc CIBA Products
VH	Very Heavy Structure	NF/AF	Hychem Products
*	Rapid Decantation	SF	"Superfloc" Cytec Products

SUBSCRIPTS:

CR	Charge Reversal	C	Clarity Achieved
i	Incomplete Capture	P	Pseudoplastic underflow
SC	Slightly Cloudy (~100-150 ppm)		
VSC	Very Slightly Cloudy (~50-100 ppm)

TABLE C

FLOCCULANT SCREENING SERIES

McClelland Labs
#3042 - Copperstone

Material: Flotation Rougher Tailings

Flocculant Solution: All flocculants added @ 0.1 g/l

% Solids to Test: 10.0%
pH (adjusted with lime): 10.0 units
Temperature: 20 °C

Floc Added, ml:			2	3	4	5	6	7	8	10
Approx. Dosage, g/MT			9.3	14.0	18.6	23.3	27.9	32.6	37.2	46.5
Approx. Dosage, lbs/ST			0.019	0.028	0.037	0.047	0.056	0.065	0.074	0.093
FLOCCULANT:	Type	%Chg / Wt.								
HC AF301	Non / PAM	0 / Med-High	PP	F	FM	M	M-MH	MH	MH	H
HC AF302	An / PAM	5 / Med-High	PP	M	M-MH	Hsc	Hvsc			
HC AF303	An / PAM	1 / Med-High	F	M	MH	MH-Hsc	Hsc			
HC AF304	An / PAM	15 / Med-High	FM	M-MH	Hsc	Hvsc				
HC AF305	An / PAM	20 / Med-High	FM	MH	Hsc	Hvsc				
HC AF306	An / PAM	30 / Med-High	FM	M-MH	Hsc	Hsc				

NOTES:
Products tested did not achieve acceptable overflow clarities at this pH.
Acceptable thickening properties were achieved at a Hydrem AF305 dose of approximately 20 g/MT.

KEY TO NOTATION:

PP	Pin-point Structure	PAM	Polyacrylamide
VF	Very Fine Structure	AMPS	Sulfonated polyacrylamide
F	Fine Structure	DADM	Diallyldimethylchloride
FM	Fine to Medium Structure	AN	Anionic Flocculant
M	Medium Structure	CAT	Cationic Flocculant
MH	Medium to Heavy Structure	NON	Nonionic Flocculant
H	Heavy Structure	Mag	Magnofloc CIBA Products
VH	Very Heavy Structure	NF/AF	Hychem Products
*	Rapid Decantation	SF	"Superfloc" Cytec Products

SUBSCRIPTS

CR	Charge Reversal	C	Clarity Achieved
I	Incomplete Capture	P	Pseudoplastic underflow
SC	Slightly Cloudy (~100-150 ppm)		
VSC	Very Slightly Cloudy (~50-100 ppm)

TABLE D

FLOCCULANT SCREENING SERIES

McClelland Labs
#3042 - Copperstone

Material:	Flotation Rougher Tailings	
Flocculant Solution:	All flocculants added @	0.1 g/l
% Solids to Test:	10.0%	
pH (adjusted with lime):	10.5 units	
Temperature:	20 °C	

			2	3	4	5	6
Floc Added, ml:			2	3	4	5	6
Approx. Dosage, g/MT			9.3	14.0	18.6	23.3	27.9
Approx. Dosage, lbs/ST			0.019	0.028	0.037	0.047	0.056
FLOCCULANT:	Type	%Chg / Wt.					
HC AF303	An / PAM	7 / Med-High	F	M	MH	Hclear	
HC AF304	An / PAM	15 / Med-High	F	M	MH-Hclear		
HC AF305	An / PAM	20 / Med-High	FM	MH	Hclear		
HC AF306	An / PAM	30 / Med-High	FM	MH-H	Hclear		

NOTES:

Product chosen for flocculation performance at this pH was a medium to high molecular weight, 20 percent charge density anionic polyacrylamide (Hychem AF305). Products meeting the same description would also serve.
The dosage required to achieve good settling rates and clarity was approximately 18 g/MT.

PP	Pin-point Structure	PAM	Polyacrylamide
VF	Very Fine Structure	AMPS	Sulfonated polyacrylamide
F	Fine Structure	DADM	Diallyldimethylchloride
FM	Fine to Medium Structure	AN	Anionic Flocculant
M	Medium Structure	CAT	Cationic Flocculant
MH	Medium to Heavy Structure	NON	Nonionic Flocculant
H	Heavy Structure	Mag	Magnofloc CIBA Products
VH	Very Heavy Structure	NF/AF	Hychem Products
*	Rapid Decantation	SF	"Superfloc" Cytec Products

SUBSCRIPTS:

CR	Charge Reversal	C	Clarity Achieved
I	Incomplete Capture	P	Pseudoplastic underflow
SC	Slightly Cloudy (~100-150 ppm)		
VSC	Very Slightly Cloudy (~50-100 ppm)

Table E

Static Thickening Data Summary

McClelland Labs
#3055 - Copperstone

Test Table #	Sample Material	Particle Size (1) (P80 - microns)	Feed Solids (%)	pH (units)	Temp. (°C)	Flocculant Type	Flocculant Dose (g/MT)	Flocculant Conc.(2) (g/l)	Rise Rate(3) (m^3/m^2hr)	Comments	Test Maximum Density (%)	Underflow Solids Conc. (%)	Unit Area(4) (m^2/MTPD)
1	Flotation Rougher Tailing	96	10.0	10.5	25.0	Hychem AF 305	15.0	0.1	8.09	Cloudy, Medium Heavy	60.64	50.0 - 60.0	0.116 - 0.141
2		96	10.0	10.6	25.0	Hychem AF 305	20.0	0.1	8.70	Very Slightly Cloudy, Heavy	61.51	50.0 - 60.0	0.099 - 0.124
3		96	10.0	10.5	25.0	Hychem AF 305	25.0	0.1	10.21	VSC - Hazy, Very Heavy	60.64	50.0 - 60.0	0.076 - 0.101
4		96	15.0	10.0	25.0	Hychem AF 305	25.0	0.1	6.54	Slightly Cloudy, Heavy	62.85	50.0 - 60.0	0.079 - 0.111
5		96	16.0	10.5	25.0	Hychem AF 305	25.0	0.1	7.73	Hazy - Clear, Heavy	62.27	50.0 - 60.0	0.069 - 0.101
6		96	20.0	10.5	25.0	Hychem AF 305	25.0	0.1	6.47	Very Slightly Cloudy, Heavy	64.26	50.0 - 60.0	0.056 - 0.106

Table Notes:

(1) P_{80} calculated from particle size analysis conducted on this sample.

(2) Flocculant solution was diluted to this concentration prior to contact with feed pulp.

(3) Hydraulic loading or rise rate includes a 0.5 scale-up factor.

(4) Unit Area includes a 1.25 scale-up factor.

POCOCK INDUSTRIAL, INC.
Example Thickener Design Summary

Company:	McClelland Labs		**Table No.:**	F
Reference:	#3043 - Copperstone		**Date:**	July 2005
Material:	As indicated		**By:**	MAE
Liquid:	Process Liquor		**Location:**	P.I.
Ref. Tabs & Figs:	TABLES 1 - 6; FIGURES 1 - 6 in Appendix		**Test Temps.:**	25 C
Example Basis:	**500.0 MTPD**			

THICKENER MATERIAL BALANCE

Sample / Design Basis	SOLIDS MTPD	SOLIDS s.g.	LIQUOR MTPD	LIQUOR s.g.	THICKENER FEED SLURRY MTPD	THICKENER FEED SLURRY m^3/ Day	THICKENER FEED SLURRY s.g.	THICKENER FEED SLURRY % Solids	THICKENER FEED SLURRY L/S	THICKENER UNDERFLOW MTPD	THICKENER UNDERFLOW % Solids	THICKENER UNDERFLOW L/S	THICKENER OVERFLOW MTPD	THICKENER OVERFLOW L/S
Static Test Recommended Design Flotation Rougher Tailings	500 500	3.28 3.28	4500.00 4500.00	1.00 1.00	5000.00 5000.00	4652.35 4652.35	1.07 1.07	10.00 10.00	9.0000 9.0000	833.33 909.09	60 55	0.6667 0.8182	4166.67 4090.91	8.3333 8.1818
High Rate Recommended Design Flotation Rougher Tailings	500 500	3.28 3.28	4500.00 4500.00	1.00 1.00	5000.00 5000.00	4652.35 4652.35	1.07 1.07	10.00 10.00	9.0000 9.0000	833.33 909.09	60 55	0.6667 0.8182	4166.67 4090.91	8.3333 8.1818

EXAMPLE THICKENER AREA DETERMINATION / **FLOCCULANT**

CONVENTIONAL (STATIC TEST)	DESIGN UNIT AREA m^2/MTPD (1)	DESIGN UNIT AREA Area m^2	DESIGN UNIT AREA Dia m	ACTUAL RISE RATE lpm / m^2	MEASURED RISE RATE lpm / m^2	MEASURED RISE RATE Area m^2	MEASURED RISE RATE Dia m	REQUIRED DIAMETER meters	REQUIRED DIAMETER feet	FLOCCULANT TYPE (2)	FLOCCULANT DOSE g/MT	FLOCCULANT CONC. (3) mg/l	ESTIMATED OVERFLOW CLARITY mg/l
Flotation Rougher Tailings	0.150 0.125	75.00 62.50	9.77 8.92	38.58 45.45	147.83 137.83	28.83 26.35	6.05 5.79	9.8 8.9	32.1 29.3	Hychem AF 305 Hychem AF 305	20 - 25 20 - 25	0.1 - 0.2 0.1 - 0.2	115 - 170 115 - 170

HIGH RATE (DYNAMIC TEST)	ESTIMATED NET FEED LOADING m^3/m^2*$hr_{(4)}$	ESTIMATED NET FEED LOADING Area m^2	ESTIMATED NET FEED LOADING Dia m	ACTUAL RISE RATE lpm / m^2				ESTIMATED DIAMETER meters	ESTIMATED DIAMETER feet	FLOCCULANT TYPE	FLOCCULANT DOSE g/MT	FLOCCULANT CONC. mg/l	mg solids / liter overflow liquor
Flotation Rougher Tailings	3.00 3.50	64.62 55.39	9.07 8.40	44.78 51.29				9.1 8.4	29.8 27.6	Hychem AF 305 Hychem AF 305	25 - 30 25 - 30	0.1 - 0.2 0.1 - 0.2	60 - 130 60 - 130

Table Notes:
(1) Unit Area includes a 1.25 scale-up factor.
(2) Cibe 351 is a medium/high molecular weight nonionic polyacrylamide. Other products meeting the above description would also serve.
(3) Flocculant solution concentration prior to contact with the pulp.
(4) Example design net feed loading rates are provided without a scale-up factor.

Note: L / S = kg Liquor / kg Solids

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company: **McClelland Labs**
Reference: **#3042 - Copperstone**

Table No.: 1
Test No.: 1
Test Date: July 2005
By: MAE
Location: PI Lab

Material: 10.0 % Solids (by weight) Consisting of : Flotation Rougher Tailing
90.0 % Liquids (by weight) Consisting of : Process Liquor
(equivalent to 3.39 % solids by volume)

Objective of Test: To Determine Settling Characteristics at Conditions Noted For:

pH: 10.5 Units
P_{80}: 96 microns
Temperature: 25 °C

Flocculant:

Type: Hychem AF 305
Concentration: 0.1 g/l
Volume Added: 32.2 ml
Floc. Dosage: 15.0 g/MT
(0.030 lbs/ST)
Picket Speed: 6 rph

Supernatant Description: Cloudy
Pulp Description: Medium Heavy

Test Measurements:

Test Volume: 2000.0 ml
Slurry & Tare: 3229.4 g
Cylinder Weight: 1080.0 g
Slurry Weight: 2149.4 g
Dry Solids Weight: 214.9 g
Liquid S.G.: 1.00
Solids S.G.: 3.28

Settling Vessel Size: 4986.9 ml/m or: (1520.0 ml/ft)

H_o = 0.401 m or: (1.316 ft)
C_o = 1.075E-01 MT/m² or: (3.355E-03 ST/ft²)

		Design U'Flow
T_u =	4.009E-03 days at:	50.0 % U'Flow
T_u =	4.481E-03 days at:	55.0 % U'Flow
T_u =	4.875E-03 days at:	60.0 % U'Flow

SETTLING DATA:

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	10.00
0.25	1420	13.69
0.5	1150	16.54
0.75	900	20.48
1	700	25.30
1.5	575	29.67
2	515	32.35
2.5	470	34.70
3	440	36.46
3.5	415	38.08
4	390	39.84
5	360	42.19
6	340	43.91
8	310	46.78
10	285	49.47
12	265	51.86
15	245	54.49
20	220	58.18
25	215	58.98
30	210	59.80
40	207	60.30
60	205	60.64

Unit Area Calculation:

Design Unit Area at: 50.0% U'Flow = 0.116 m²/MTPD or: (1.14 ft²/STPD)
Design Unit Area at: 55.0% U'Flow = 0.130 m²/MTPD or: (1.27 ft²/STPD)
Design Unit Area at: 60.0% U'Flow = 0.141 m²/MTPD or: (1.38 ft²/STPD)

Note: Unit Area Includes a 1.25 Scale-Up Factor.

Rise Rate Calculation:

Rise Rate = 8.089 m³/hr*m² or: (3.309 gpm/ft²)

Note: Rise Rate Includes a 0.5 Scale-Up Factor.

FIG. 1 : INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs

#3042 - Copperstone

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
50.0% Underflow
55.0% Underflow
60.0% Underflow
0
5
10
15
20
25
30
Settling Time (minutes)

Material: Flotation Rougher Tailing
Feed Solids Concentration: 10.0% (by weight); pH = 10.5
Liquid: Process Liquor
Flocculant: Hychem AF 305; Conc.: 0.10 g/l; Dose: 15 g/MT (0.030 lbs/ST)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company: **McClelland Labs**
Reference: **#3042 - Copperstone**

Table No.: **2**
Test No.: 2
Test Date: July 2005
By: MAE
Location: PI Lab

Material: 10.0 % Solids (by weight) Consisting of : Flotation Rougher Tailing
90.0 % Liquids (by weight) Consisting of : Process Liquor
(equivalent to 3.39 % solids by volume)

Objective of Test: To Determine Settling Characteristics at Conditions Noted For:

pH: 10.5 Units
P_{80}: 98 microns
Temperature: 25 °C

Flocculant:

- Type: Hychem AF 305
- Concentration: 0.1 g/l
- Volume Added: 43.0 ml
- Floc. Dosage: 20.0 g/MT (0.040 lbs/ST)
- Picket Speed: 6 rph

Supernatant Description: Very Slightly Cloudy
Pulp Description: Heavy

Test Measurements:

- Test Volume: 2000.0 ml
- Slurry & Tare: 3229.4 g
- Cylinder Weight: 1080.0 g
- Slurry Weight: 2149.4 g
- Dry Solids Weight: 214.9 g
- Liquid S.G.: 1.00
- Solids S.G.: 3.28

Settling Vessel Size: 4986.9 ml/m or: (1520.0 ml/ft)

H_u = 0.401 m or: (1.316 ft)
C_o = 1.075E-01 MT/m² or: (3.355E-03 ST/ft²)

SETTLING DATA:

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	10.00
0.25	1400	13.87
0.5	1000	18.70
0.75	800	22.64
1	630	27.58
1.5	520	32.11
2	460	35.27
2.5	420	37.74
3	390	39.84
3.5	365	41.78
4	345	43.47
5	320	45.78
6	300	47.82
8	270	51.24
10	250	53.81
12	235	55.91
15	220	58.18
20	215	58.98
25	210	59.80
30	205	60.64
40	202	61.16
60	200	61.51

		Design U'Flow
T_u =	3.399E-03 days at:	50.0 % U'Flow
T_u =	3.871E-03 days at:	55.0 % U'Flow
T_u =	4.264E-03 days at:	60.0 % U'Flow

Unit Area Calculation:

Design Unit Area at: 50.0% U'Flow = 0.099 m²/MTPD or: (0.96 ft²/STPD)
Design Unit Area at: 55.0% U'Flow = 0.112 m²/MTPD or: (1.10 ft²/STPD)
Design Unit Area at: 60.0% U'Flow = 0.124 m²/MTPD or: (1.21 ft²/STPD)
Note: Unit Area includes a 1.25 Scale-Up Factor.

Rise Rate Calculation:

Rise Rate = 8.697 m³/hr*m² or: (3.558 gpm/ft²)
Note: Rise Rate Includes a 0.5 Scale-Up Factor.

FIG. 2 : INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs

#3042 - Copperstone

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
50.0% Underflow
55.0% Underflow
60.0% Underflow
0
5
10
15
20
25
30
Settling Time (minutes)

Material: Flotation Rougher Tailing
Feed Solids Concentration: 10.0% *(by weight)*; *pH* = 10.5
Liquid: Process Liquor
Flocculant: Hychem AF 305; Conc.: 0.10 g/l; Dose: 20 g/MT (0.040 lbs/ST)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company:	**McClelland Labs**	Table No.:	3
Reference:	***#3042* - Copperstone**	Test No.:	3
		Test Date:	July 2005
		By:	MAE
		Location:	PI Lab

Material: 10.0 % Solids (by weight) Consisting of : Flotation Rougher Tailing
90.0 % Liquids (by weight) Consisting of : Process Liquor
(equivalent to 3.39 % solids by volume)

Objective of Test: To Determine Settling Characteristics at Conditions Noted For:

pH: 10.5 Units
P_{80}: 96 microns
Temperature: 25 °C

Flocculant:
Type: *Hychem AF 305*
Concentration: 0.1 g/l
Volume Added: 53.7 ml
Floc. Dosage: 25.0 g/MT (0.050 lbs/ST)
Picket Speed: *6 rph*

Supernatant Description: VSC - Hazy
Pulp Description: Very Heavy

Test Measurements:
Test Volume: 2000.0 ml
Slurry & Tare: 3229.4 g
Cylinder Weight: 1080.0 g
Slurry Weight: 2149.4 g
Dry Solids Weight: 214.9 g
Liquid S.G.: 1.00
Solids S.G.: 3.28

SETTLING DATA:

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	10.00
0.25	1100	17.20
0.5	610	28.30
0.75	525	31.87
1	480	34.16
1.5	420	37.74
2	385	40.22
2.5	360	42.19
3	340	43.91
3.5	322	45.59
4	310	46.78
5	295	48.36
6	280	50.05
8	260	52.49
10	245	54.49
12	240	55.19
15	230	56.64
20	220	58.18
25	215	58.98
30	210	59.80
40	207	60.30
60	205	60.64

Settling Vessel Size: 4986.9 ml/m or: (1520.0 ml/ft)

H_0 = 0.401 m or: (1.316 ft)
C_0 = 1.075E-01 MT/m³ or: (3.355E-03 ST/ft³)

		Design U'Flow
T_u =	2.633E-03 days at:	50.0 % U'Flow
T_u =	3.102E-03 days at:	55.0 % U'Flow
T_u =	3.493E-03 days at:	60.0 % U'Flow

Unit Area Calculation:
Design Unit Area at: 50.0% U'Flow = 0.076 m²/MTPD or: (0.75 ft²/STPD)
Design Unit Area at: 55.0% U'Flow = 0.090 m²/MTPD or: (0.88 ft²/STPD)
Design Unit Area at: 60.0% U'Flow = 0.101 m²/MTPD or: (0.99 ft²/STPD)
Note: Unit Area Includes a 1.25 Scale-Up Factor.

Rise Rate Calculation:
Rise Rate = 10.215 m³/hr*m² or: (4.179 gpm/ft²)
Note: Rise Rate Includes a *0.5* Scale-Up Factor.

FIG. 3 : INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs

#3042 - Copperstone

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
50.0% Underflow
55.0% Underflow
60.0% Underflow
0
5
10
15
20
25
30
Settling Time (minutes)

Material: Flotation Rougher Tailing
Feed Solids Concentration: 10.0% (by weight); pH = 10.5
Liquid: Process Liquor
Flocculant: Hychem AF 305; Conc.: 0.10 g/l; Dose: 25 g/MT (0.050 lbs/ST)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company:	**McClelland Labs**	*Table No.:*	**4**
Reference:	**#3042 - Copperstone**	Test No.:	4
		Test Date:	July 2005
		By:	MAE
		Location:	PI Labs

Material: 15.0 % Solids (by weight) Consisting of : Flotation Rougher Tailing
85.0 % Liquids (by weight) Consisting of : Process Liquor
(equivalent to 5.38 % solids by volume)

Objective of Test: To Determine Settling Characteristics at Conditions Noted For:

pH:	10.0 Units
P_{80}:	96 microns
Temperature:	25 °C

Flocculant:

Type:	Hychem AF 306
Concentration:	0.1 g/l
Volume Added:	83.7 ml
Floc. Dosage:	25.0 g/MT (0.050 lbs/ST)
Picket Speed:	6 rph

Supernatant Description: Slightly Cloudy
Pulp Description: Heavy

Test Measurements:

Test Volume:	2000.0 ml
Slurry & Tare:	3312.9 g
Cylinder Weight:	1080.0 g
Slurry Weight:	2232.9 g
Dry Solids Weight:	334.9 g
Liquid S.G.:	1.00
Solids S.G.:	3.28

Settling Vessel Size: 4986.9 ml/m or: (1520.0 ml/ft)

H_0 = 0.401 m or: (1.316 ft)
C_0 = 1.675E-01 MT/m³ or: (5.227E-03 ST/ft³)

SETTLING DATA:

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	15.00
0.25	1580	18.47
0.5	1270	22.29
0.75	1050	26.11
1	950	28.31
1.5	820	31.81
2	720	35.15
2.5	645	38.15
3	595	40.46
3.5	560	42.24
4	530	43.90
5	490	46.33
6	460	48.34
8	420	51.30
10	390	53.77
12	370	55.55
15	350	57.46
20	335	58.98
25	320	60.58
30	315	61.13
40	310	61.69
60	300	62.85

		Design U'Flow
T_u =	4.219E-03 days at:	50.0 % U'Flow
T_u =	5.156E-03 days at:	55.0 % U'Flow
T_u =	5.937E-03 days at:	60.0 % U'Flow

Unit Area Calculation:

Design Unit Area at: 50.0% U'Flow = 0.079 m²/MTPD or: (0.77 ft²/STPD)
Design Unit Area at: 55.0% U'Flow = 0.096 m²/MTPD or: (0.94 ft²/STPD)
Design Unit Area at: 60.0% U'Flow = 0.111 m²/MTPD or: (1.08 ft²/STPD)
Note: Unit Area Includes a 1.25 Scale-Up Factor.

Rise Rate Calculation:

Rise Rate = 6.539 m³/hr*m² or: (2.675 gpm/ft²)
Note: Rise Rate Includes a 0.5 Scale-Up Factor.

FIG. 4 : INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs

#3042 - Copperstone

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
50.0% Underflow
55.0% Underflow
60.0% Underflow
0
5
10
15
20
25
30
35
40
Settling Time (minutes)

Material: Flotation Rougher Tailing
Feed Solids Concentration: 15.0% (by weight); pH = 10.0
Liquid: Process Liquor
Flocculant: Hychem AF 305; Conc.: 0.10 g/l; Dose: 25 g/MT (0.050 lbs/ST)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company: **McClelland Labs**
Reference: **#3042 - Copperstone**

Table No.: 5
Test No.: 5
Test Date: July 2005
By: MAE
Location: PI Lab

Material: 15.0 % Solids (by weight) Consisting of : Flotation Rougher Tailing
85.0 % Liquids (by weight) Consisting of : Process Liquor
(equivalent to 5.38 % solids by volume)

Objective of Test: To Determine Settling Characteristics at Conditions Noted For:

pH: 10.5 Units
P_{80}: 96 microns
Temperature: 25 °C

Flocculant:

Type: Hychem AF 305
Concentration: 0.1 g/l
Volume Added: 83.7 ml
Floc. Dosage: 25.0 g/MT (0.050 lbs/ST)
Picket Speed: 6 rph

Supernatant Description: Hazy - Clear
Pulp Description: Heavy

Test Measurements:

Test Volume: 2000.0 ml
Slurry & Tare: 3312.9 g
Cylinder Weight: 1080.0 g
Slurry Weight: 2232.9 g
Dry Solids Weight: 334.9 g
Liquid S.G.: 1.00
Solids S.G.: 3.28

Settling Vessel Size: 4986.9 ml/m or: (1520.0 ml/ft)

H_s = 0.401 m or: (1.316 ft)
C_s = 1.675E-01 MT/m² or: (5.227E-03 ST/ft²)

SETTLING DATA:

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	15.00
0.25	1500	19.33
0.5	1000	27.17
0.75	880	30.09
1	800	32.43
1.5	720	35.15
2	655	37.72
2.5	605	39.97
3	560	42.24
3.5	525	44.19
4	500	45.70
5	460	48.34
6	435	50.15
8	405	52.51
10	385	54.20
12	370	55.55
15	360	56.49
20	350	57.46
25	340	58.46
30	330	59.50
40	325	60.03
60	315	61.13
80	305	62.27

		Design U'Flow
T_u =	3.710E-03 days at:	50.0 % U'Flow
T_u =	4.642E-03 days at:	55.0 % U'Flow
T_u =	5.419E-03 days at:	60.0 % U'Flow

Unit Area Calculation:

Design Unit Area at: 50.0% U'Flow = 0.069 m²/MTPD or: (0.67 ft²/STPD)
Design Unit Area at: 55.0% U'Flow = 0.086 m²/MTPD or: (0.84 ft²/STPD)
Design Unit Area at: 60.0% U'Flow = 0.101 m²/MTPD or: (0.98 ft²/STPD)
Note: Unit Area Includes a 1.25 Scale-Up Factor.

Rise Rate Calculation:

Rise Rate = 7.733 m³/hr*m² or: (3.164 gpm/ft²)
Note: Rise Rate Includes a 0.5 Scale-Up Factor.

FIG. 5 : INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs

#3042 - Copperstone

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
50.0% Underflow
55.0% Underflow
60.0% Underflow
0
5
10
15
20
25
30
35
Settling Time (minutes)

Material: Flotation Rougher Tailing

Feed Solids Concentration: 15.0% (by weight); pH = 10.5

Liquid: Process Liquor

Flocculant: Hychem AF 305; *Conc.: 0.10 g/l*; Dose: 25 g/MT (0.050 lbs/ST)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company: **McClelland Labs**
Reference: **#3042 - Copperstone**

Table No.: 6
Test No.: 6
Test Date: July 2005
By: MAE
Location: PI Lab

Material: 20.0 % Solids (by weight) Consisting of : Flotation Rougher Tailing
80.0 % Liquids (by weight) Consisting of : Process Liquor
(equivalent to 7.62 % solids by volume)

Objective of Test: To Determine Settling Characteristics at Conditions Noted For:

pH: 10.5 Units
P_{80}: 96 microns
Temperature: 25 °C

Flocculant:
- Type: Hychem AF 305
- Concentration: 0.1 g/l
- Volume Added: 116.2 ml
- Floc. Dosage: 25.0 g/MT (0.050 lbs/ST)
- Picket Speed: 6 rph

Supernatant Description: Very Slightly Cloudy
Pulp Description: Heavy

Test Measurements:
- Test Volume: 2000.0 ml
- Slurry & Tare: 3403.1 g
- Cylinder Weight: 1080.0 g
- Slurry Weight: 2323.1 g
- Dry Solids Weight: 464.5 g
- Liquid S.G.: 1.00
- Solids S.G.: 3.28

Settling Vessel Size: 5019.7 ml/m or: (1530.0 ml/ft)

H_1 = 0.398 m or: (1.307 ft)
C_1 = 2.323E-01 MT/m³ or: (7.251E-03 ST/ft³)

SETTLING DATA:

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	20.00
0.25	1400	26.96
0.5	1140	31.76
0.75	1050	33.84
1	980	35.66
1.5	900	37.99
2	845	39.78
2.5	790	41.74
3	750	43.30
3.5	720	44.54
4	690	45.86
5	650	47.75
6	615	49.53
8	570	52.03
10	540	53.83
12	515	55.44
15	490	57.14
20	460	59.33
25	450	60.10
30	435	61.29
40	415	62.95
60	410	63.38
80	400	64.26

		Design U'Flow
T_u =	4.343E-03 days at:	50.0 % U'Flow
T_u =	6.195E-03 days at:	55.0 % U'Flow
T_u =	7.739E-03 days at:	60.0 % U'Flow

Unit Area Calculation:
- Design Unit Area at: 50.0% U'Flow = 0.059 m²/MTPD or: (0.57 ft²/STPD)
- Design Unit Area at: 55.0% U'Flow = 0.084 m²/MTPD or: (0.82 ft²/STPD)
- Design Unit Area at: 60.0% U'Flow = 0.105 m²/MTPD or: (1.02 ft²/STPD)

Note: Unit Area Includes a 1.25 Scale-Up Factor.

Rise Rate Calculation:
Rise Rate = 6.472 m³/hr/m² or: (2.648 gpm/ft²)

Note: Rise Rate Includes a 0.5 Scale-Up Factor.

FIG. 6 : INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs

#3042 - Copperstone

Interface Height (ml) Thousands
2
1.5
1
0.5
0
Interface Height (ml)
Rise Rate
50.0% Underflow
55.0% Underflow
60.0% Underflow
0
10
20
30
40
50
60
Settling Time (minutes)

Material: Flotation Rougher Tailing

Feed Solids Concentration: 20.0% (by weight); pH = 10.5

Liquid: Process Liquor

Flocculant: Hychem AF 305; Conc.: 0.10 g/l; Dose: 25 g/MT (0.050 lbs/ST)

POCOCK INDUSTRIAL, INC.
DYNAMIC THICKENING TEST DATA SUMMARY

Company: McClelland Labs
Project: #3042 - Copperstone
Material: Flotation Rougher Tailings

Solids SG: 3.28
Liquids SG: 1.00

Floc Type: HCAF 305
Floc Conc.: 0.10 g/l

Table #: 7
Test #: 7
Test Date: July 2006
By: RAE
Location: PI Lab

Test Temp: 25 °C

Test Apparatus Height: 31.75 cm
Test Apparatus Diameter: 1.89 cm

Col'm Notes: (See Below)

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
Test No.	FEED SG	FEED % Solids	NET FEED % Solids	FEED pH	GROSS O'FLOW mls/min	FLOC FLOW mls/min	FLOC DOSAGE g/MT	NET FEED mls/min	GROSS FEED LOADING m^3/m^2hr	NET FEED LOADING m^3/m^2hr	UNIT AREA $m^2/MTPD$	SOLIDS LOADING MT/m²/day	O'FLOW SOLIDS mg/kg	MEASURED UNDERFLOW SG	MEASURED UNDERFLOW % SOLIDS
1	1.0750	10.03	9.61	10.50	67	3.0	43.5	64.0	0.65	0.62	0.624	1.60	—	—	—
2	1.0750	10.03	9.84	10.50	145	3.0	19.6	142.0	1.40	1.37	0.281	3.56	111	—	—
3	1.0750	10.03	9.72	10.50	148	5.0	32.4	143.0	1.43	1.38	0.279	3.58	125	—	—
4	1.0750	10.03	9.82	10.50	222	5.0	21.4	217.0	2.15	2.10	0.184	5.43	115	—	—
5	1.0750	10.03	9.72	10.50	224.5	7.5	32.0	217.0	2.17	2.10	0.184	5.43	59	—	—
6	1.0750	10.03	9.79	10.50	288	7.5	24.8	280.5	2.78	2.71	0.142	7.02	65	—	—
7	1.0750	10.03	9.83	10.50	350	7.5	20.3	342.5	3.38	3.31	0.117	8.57	78	—	—
8	1.0750	10.03	9.77	10.50	352.5	10.0	27.1	342.5	3.41	3.31	0.117	8.57	132	—	—
9	1.0750	10.03	9.80	10.50	600	15.0	23.8	585.0	5.80	5.65	0.068	14.64	—	—	—
10	1.0750	10.03	9.77	10.50	605	17.0	20.6	588.0	5.85	5.68	0.068	14.71	51	1.8233	64.94

Column Heading	Description:
A:	Grams/ml measured prior to flocculant addition
B:	Calculated from measured SG values of feed pulp, solids and liquor, prior to floc
C:	Net feed % solids after the addition of flocculant.
D:	A measured value
E:	Overflow ml/min, without pumping underflow
F:	Flow rate of diluted flocculant solution added in-line with feed flow.
G:	Calculated from floc solution rate and concentration, and feed flowrate.
H:	Gross Overflow rate minus floc solution flowrate

Column Heading	Description:
I:	The sum of feed flow and flocculant flow is divided by thickener area.
J:	The net feed flow is divided by thickener area.
K:	A calculated value without scale-up factor given for reference.
L:	A calculated value without scale-up factor (the inverse of Unit Area).
M:	Measured overflow suspended solids (mg solids per kg liquor)
N:	Measured underflow pulp specific gravity
O:	Measured underflow pulp solids concentration

Test Notes/Conditions:

Test No.	Floc Structure	Bed Depth	Flocculation Method	Hydraulically Operable	Other Notes:
1	Very Heavy	Low; below feedwell	In-Line Flocculation	Yes	OK floc dose
2	Medium to MH	Low; below feedwell	In-Line Flocculation	Yes	Low floc dose; bad clarity
3	Heavy	Low; below feedwell	In-Line Flocculation	Yes	Good floc dose; ok clarity
4	Medium to MH	Low; below feedwell	In-Line Flocculation	Yes	Slightly high floc dose; ok clarity
5	Heavy	Low; below feedwell	In-Line Flocculation	Yes	Good floc dose and clarity; HR design max
6	MH to Heavy	Low; below feedwell	In-Line Flocculation	Yes	Fluffy bed; approaching hydraulic borderline; good clarity
7	Medium	Low; below feedwell	In-Line Flocculation	Yes	Hydraulic borderline at this floc dose
8	Medium to MH	High; feedwell covered	In-Line Flocculation	Yes	Hydraulic borderline at this floc dose
9	Medium to MH	High; feedwell covered	In-Line Flocculation	Yes	Hydraulic borderline at this floc dose
10	Medium to Heavy	High; feedwell covered	In-Line Flocculation	Borderline	Hydraulic borderline at this floc dose

High Compression Test:

Underflow Pulp S.G.	% Underflow Solids (max achieved)	Time	
1.8233	64.9%	3	min. in Test Unit
1.9127	68.6%	120	min. in Test Unit

General Notes:

Results were produced using in-line flocculation. Similar results in the plant are likely achievable using a similar flocculation method.

Flocculant dose in the range of 25 to 30 g/MT (Hychem AF 305), at a concentration of 0.1 g/l should provide best possible flocculation and clarity.

Recommended Max Design Range: Net Feed Loading Rate: 3.0 - 3.5 m^3/m^2hr at: approx. 10% feed solids.

TABLE 8

Viscosity Data Summary --- Rougher Tailing Thickener Underflow

McClelland Labs
Copperstone #3042

Material	Temp. (°C)	pH (units)	Solids Conc. (%)	Coefficient of Rigidity (Pa)	Yield Value (Pascals or N/m²)	Apparent Viscosity, (Pa·sec) @ the following Shear Rates:								
						5 Sec⁻¹	25 Sec⁻¹	50 Sec⁻¹	100 Sec⁻¹	200 Sec⁻¹	400 Sec⁻¹	600 Sec⁻¹	800 Sec⁻¹	1,000 Sec⁻¹
Rougher Tailing Thickener Underflow	25	10.5	67.7	0.081	81.30	8.460	2.776	1.718	1.063	0.658	0.407	0.307	0.252	0.216
			64.7	0.044	45.29	4.951	1.580	0.966	0.591	0.361	0.221	0.166	0.135	0.115
			60.5	0.021	16.80	2.325	0.664	0.387	0.226	0.132	0.077	0.056	0.045	0.038
			54.4	0.012	6.56	1.034	0.287	0.165	0.096	0.055	0.032	0.023	0.018	0.015

POCOCK INDUSTRIAL, INC.
Rheological Properties Data Sheet

Company: **McClelland Labs**
Project: **Copperstone #3042**

Table No.: **8a**
Test No.: 8
Test Date: 07/28/05
By: MAE
Location: PI Lab

67.7 % Solids Consisting of : Rougher Tailing Thickener Underflow
32.3 % Liquid Consisting of : Process Liquor

Liquor Specific Gravity : 1.00
Solids Specific Gravity : 3.28
Slurry Specific Gravity : 1.89

pH: 10.5 Units
Temp: 25.0 °C

Floc Type: HC AF 305
Floc Dosage: 25 g/MT average (residual from thickening tests)
Floc Conc: 0.1 g/l average (residual from thickening tests)

Instrument Type: Fann Model 35A
Spindle Type: Bob and Rotor
Bob No: 1
Rotor No.: 1
Bob Length: 3.8 cm
Bob Radius: 1.7245 cm
Rotor Radius: 1.8415 cm
Spring Constant: 386 dynes/cm/° def
(0.0386 N/cm/° def)

RPM	Reading	Shear Stress (Pa or N/m²)	Shear Rate (sec⁻¹)	Apparent Viscosity (Pa-sec)	Constants and Sums	
0.9	40.0	20.43	1.53	19.187	N =	12.00
1.8	52.0	26.56	3.06	11.874	E =	117.85
3	55.0	28.09	5.11	8.337	F =	36.26
6	88.0	44.94	10.21	5.159	G =	1.83
30	162.0	82.73	51.07	1.693	H =	0.56
60	178.0	90.90	102.14	1.048	n =	0.31
90	184.0	93.97	153.21	0.791	I =	1.66
100	187.0	95.50	170.23	0.736	k =	25.78
180	212.0	108.27	306.41	0.490		
200	214.0	109.29	340.46	0.455		
300	237.0	121.03	510.69	0.344		
600	300.0	153.21	1021.38	0.213

POCOCK INDUSTRIAL, INC.
Rheological Properties Data Sheet

Company: McClelland Labs
Project: Copperstone #3042

Table No.: 8b
Test No.: 8
Test Date: 07/28/05
By: MAE
Location: PI Lab

64.7 % Solids Consisting of : Rougher Tailing Thickener Underflow
35.3 % Liquid Consisting of : Process Liquor

Liquor Specific Gravity : 1.00
Solids Specific Gravity : 3.28
Slurry Specific Gravity : 1.82

pH: 10.5 Units
Temp: 25 °C

Floc Type: HC AF 305
Floc Dosage: 25 g/MT average (residual from thickening tests)
Floc Conc: 0.1 g/l average (residual from thickening tests)

Instrument Type:	Fann Model 35A
Spindle Type:	Bob and Rotor
Bob No:	1
Rotor No.:	1
Bob Length:	3.8 cm
Bob Radius:	1.7245 cm
Rotor Radius:	1.8415 cm
Spring Constant:	386 dynes/cm/° def
(	0.0386 N/cm/° def)

RPM	Reading	Shear Stress (Pa or N/m²)	Shear Rate (sec⁻¹)	Apparent Viscosity (Pa·sec)	Constants and Sums	
0.9	21.0	10.72	1.53	11.460	N =	12.00
1.8	32.0	16.34	3.06	7.008	E =	117.85
3	41.0	20.94	5.11	4.877	F =	34.23
6	56.0	28.60	10.21	2.983	G =	1.60
30	88.0	44.94	51.07	0.952	H =	0.56
60	97.0	49.54	102.14	0.582	n =	0.29
90	101.0	51.58	153.21	0.437	I =	1.43
100	107.0	54.64	170.23	0.405	k =	15.51
180	116.0	59.24	306.41	0.267		
200	122.0	62.30	340.46	0.248		
300	131.0	66.90	510.69	0.186		
600	175.0	89.37	1021.38	0.114

POCOCK INDUSTRIAL, INC.
Rheological Properties Data Sheet

Company: McClelland Labs
Project: Copperstone #3042

Table No.: 8c
Test No.: 8
Test Date: 07/28/05
By: MAE
Location: PI Lab

60.5 % Solids Consisting of : Rougher Tailing Thickener Underflow
39.5 % Liquid Consisting of : Process Liquor

Liquor Specific Gravity : 1.00
Solids Specific Gravity : 3.28
Slurry Specific Gravity : 1.73

pH: 10.5 Units
Temp: 25 °C

Floc Type: HC AF 305
Floc Dosage: 25 g/MT average (residual from thickening tests)
Floc Conc: 0.1 g/l average (residual from thickening tests)

Instrument Type:	Fann Model 35A
Spindle Type:	Bob and Rotor
Bob No:	1
Rotor No.:	1
Bob Length:	3.8 cm
Bob Radius:	1.7245 cm
Rotor Radius:	1.8415 cm
Spring Constant:	386 dynes/cm/° def
	(0.0386 N/cm/° def)

RPM	Reading	Shear Stress (Pa or N/m^2)	Shear Rate (sec^{-1})	Apparent Viscosity (Pa-sec)	Constants and Sums	
0.9	13.0	6.64	1.53	5.840	N =	12.00
1.8	15.0	7.66	3.06	3.404	E =	117.85
3	27.0	13.79	5.11	2.287	F =	26.09
6	30.0	15.32	10.21	1.333	G =	1.25
30	33.0	16.85	51.07	0.381	H =	0.50
60	37.0	18.90	102.14	0.222	n =	0.22
90	39.0	19.92	153.21	0.162	i =	1.12
100	41.0	20.94	170.23	0.149	k =	8.14
180	47.0	24.00	306.41	0.094		
200	48.0	24.51	340.46	0.087		
300	55.0	28.09	510.69	0.063		
600	75.0	38.30	1021.38	0.037

POCOCK INDUSTRIAL, INC.
Rheological Properties Data Sheet

Company: McClelland Labs
Project: Copperstone #3042

Table No.: 8d
Test No.: 8
Test Date: 07/28/05
By: MAE
Location: PI Lab

54.4 % Solids Consisting of : Rougher Tailing Thickener Underflow
45.6 % Liquid Consisting of : Process Liquor

Liquor Specific Gravity : 1.00
Solids Specific Gravity : 3.28
Slurry Specific Gravity : 1.61

pH: 10.5 Units
Temp: 25 °C

Floc Type: HC AF 305
Floc Dosage: 25 g/MT average (residual from thickening tests)
Floc Conc: 0.1 g/l average (residual from thickening tests)

Instrument Type:	Fann Model 35A
Spindle Type:	Bob and Rotor
Bob No:	1
Rotor No.:	1
Bob Length:	3.8 cm
Bob Radius:	1.7245 cm
Rotor Radius:	1.8415 cm
Spring Constant:	386 dynes/cm/° def
	(0.0386 N/cm/° def)

RPM	Reading	Shear Stress (Pa or N/m^2)	Shear Rate (sec^{-1})	Apparent Viscosity (Pa-sec)	Constants and Sums	
0.9	6.5	3.32	1.53	2.652	N =	12.00
1.8	10.5	5.36	3.06	1.527	E =	117.85
3	10.0	5.11	5.11	1.017	F =	24.01
6	10.0	5.11	10.21	0.585	G =	0.89
30	13.5	6.89	51.07	0.163	H =	0.56
60	15.0	7.66	102.14	0.094	n =	0.20
90	17.0	8.68	153.21	0.068	l =	0.77
100	17.0	8.68	170.23	0.062	k =	3.72
180	20.5	10.47	306.41	0.039		
200	20.0	10.21	340.46	0.036		
300	24.0	12.26	510.69	0.026		
600	36.0	18.39	1021.38	0.015

FIG. 8a: RHEOLOGICAL PROPERTIES
Apparent Viscosity vs. Shear Rate

McClelland Labs
Copperstone #3042

Apparent Viscosity (Pa•sec)
100
10
1
0.1
0.01
0.001
0
200
400
600
800
1000
1200
Shear Rate (1/sec)
67.7 % Solids
64.7 % Solids
60.5 % Solids
54.4 % Solids

Material: Rougher Tailing Thickener Underflow
See Tables 8a - 8d for Parameters

FIG. 8b: RHEOLOGICAL PROPERTIES
Shear Stress vs. Shear Rate
McClelland Labs
Copperstone #3042

Shear Stress (Pa or N/m²)
180
160
140
120
100
80
60
40
20
0
□ 67.7 % Solids
◇ 64.7 % Solids
△ 60.5 % Solids
○ 54.4 % Solids
0
200
400
600
800
1000
1200
Shear Rate (1/sec)

Material: Rougher Tailing Thickener Underflow
See Tables 8a - 8d for Parameters

FIG. 8c: RHEOLOGICAL PROPERTIES
Yield Stress vs. Percent Solids

McClelland Labs
Copperstone #3042

Yield Value (Pa or N/m²)
○ Rougher Tailing Thickener Underflow
% Solids on Left; Yield Value on Right of Plot Symbol
67.69 ○ 81.30
64.70 ○ 45.29
60.51 ○ 16.80
54.44 ○ 5.58
0
10
20
30
40
50
60
70
80
90
50
52
54
56
58
60
62
64
66
68
70
Percent Solids (by weight)

Material: Rougher Tailing Thickener Underflow
See Tables 8a - 8d for Parameters

FIG. 8d: RHEOLOGICAL PROPERTIES
Coefficient of Rigidity vs. Percent Solids
McClelland Labs
Copperstone #3042

Coefficient of Rigidity (Pa•sec)
o Rougher Tailing Thickener Underflow
% Solids on Left, Coeff. of Rigidity on Right of Plot Symbol
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
67.69 O 0.0811
64.70 O 0.0437
60.51 O 0.0215
54.44 O 0.0115
50
52
54
56
58
60
62
64
66
68
70
Percent Solids (by weight)

Material: Rougher Tailing Thickener Underflow
See Tables 8a - 8d for Parameters

SVL ANALYTICAL, INC.
One Government Gulch • P.O. Box 929 • Kellogg, Idaho 83837-0929 • Phone: (208)784-1258 • Fax: (208)783-0891
Certificate: NV 7/31/04

CLIENT : McCLELLAND LABORATORIES INC
PROJECT: 3042
CLIENT SAMPLE ID: 3042 HW/D ZONE: COMP (HEAD)
Sample Collected: 8/06/05 3:00
Sample Receipt : 8/10/05
Date of Report : 8/16/05

SVL JOB: 118326
SAMPLE: 463069

Matrix: OTHER

Determination	Result	Units	Dilution	Method	Analyzed
ABP	96.0	TCaCO3/1000T		EPA600	8/15/05
Acid Generating	<0.30	TCaCO3/1000T		EPA600	8/15/05
Acid Neut. Pot.	96.0	TCaCO3/1000T		EPA600	8/15/05
pH Paste	8.29			ASA M9	8/15/05
Non-Ext Sulfur,S	<0.010	%		LECO	8/15/05
Pyritic Sulfur,S	<0.010	%		LECO	8/15/05
Sulfate Sulfur,S	0.010	%		LECO	8/15/05
Total Sulfur, S	0.020	%		LECO	8/15/05

Tests:pH (PASTE)(ABA + Sulfur Forms(

Reviewed By: Kirby Gray

Date 8/16/05
8/18/05 8:48

AZ: AZ0538 CA: NO. 2080 CO: 8/18/04 ID: ID00019 NV: 7/31/04 WA: C1268

SVL ANALYTICAL, *INC.*
One Government Gulch • P.O. Box 929 • Kellogg, Idaho 83837-0929 • Phone: (208)784-1258 • Fax: (208)783-0891
Certificate: NV 7/31/04

CLIENT : McCLELLAND LABORATORIES INC
PROJECT: 3042
CLIENT SAMPLE ID: 3042-F9A-ROCON
Sample Collected: 8/09/05 2:45
Sample Receipt : 8/12/05
Date of Report : 8/23/05

SVL JOB: 118370
SAMPLE: 463418

Matrix: OTHER

Determination	Result	Units	Dilution	Method	Analyzed
ABP	110	TCaCO3/1000T		EPA600	8/22/05
Acid Generating	2.50	TCaCO3/1000T		EPA600	8/22/05
Acid Neut. Pot.	112	TCaCO3/1000T		EPA600	8/22/05
pH Paste	7.20			ASA M9	8/22/05
Non-Ext Sulfur,S	0.010	%		LECO	8/22/05
Pyritic Sulfur,S	0.080	%		LECO	8/22/05
Sulfate Sulfur,S	0.080	%		LECO	8/22/05
Total Sulfur, S	0.170	%		LECO	8/22/05

Tests:ABA + Sulfur Forms|pH (PASTE)|

Reviewed By: [signature] Date 8/23/05
8/23/05 9:07

AZ: AZ0538 CA: NO. 2080 CO: 8/18/04 ID: ID00019 NV: 7/31/04 WA: C1268

SVL ANALYTICAL, INC.

One Government Gulch • P.O. Box 929 • Kellogg, Idaho 83837-0929 • Phone: (208)784-1258 • Fax: (208)783-0891

Certificate: NV 7/31/04

CLIENT : McCLELLAND LABORATORIES INC
PROJECT: 3042
CLIENT SAMPLE ID: 3042-F9B-ROTAIL
Sample Collected: 8/09/05 2:45
Sample Receipt : 8/12/05
Date of Report : 8/23/05

SVL JOB: 118370
SAMPLE: 463419

Matrix: OTHER

Determination	Result	Units	Dilution	Method	Analyzed
ABP	95.4	TCaCO3/1000T		EPA600	8/22/05
Acid Generating	<0.30	TCaCO3/1000T		EPA600	8/22/05
Acid Neut. Pot.	95.4	TCaCO3/1000T		EPA600	8/22/05
pH Paste	7.70			ASA M9	8/22/05
Non-Ext Sulfur,S	<0.010	%		LECO	8/22/05
Pyritic Sulfur,S	<0.010	%		LECO	8/22/05
Sulfate Sulfur,S	0.020	%		LECO	8/22/05
Total Sulfur, S	0.020	%		LECO	8/22/05

Tests:ABA + Sulfur Forms|pH (PASTE)|

Reviewed By: [signature] Date 8/23/05
8/23/05 9:07

AZ: AZ0538 CA: NO. 2080 CO: 8/18/04 ID: ID00019 NV: 7/31/04 WA: C1268

SVL ANALYTICAL, INC.

Quality Control Report
Part I Prep Blank and Laboratory Control Sample

Client :McCLELLAND LABORATORIES INC

SVL JOB No: 118326

Analyte	Method	Matrix	Units	Prep Blank	LCS True	LCS Found	LCS %R	Analysis Date
Acid Generating	EPA600	OTHER	TCaCO3/k	N/A	9.36	9.53	101.8	8/15/05
Acid Neut. Pot.	EPA600	OTHER	TCaCO3/k	N/A	52.0	55.7	107.1	8/15/05
pH Paste	ASA M9	OTHER		5.93	8.45	8.22	97.3	8/15/05
Non-Ext Sulfur,S	LECO	OTHER	%	<0.010	N/A		N/A	8/15/05
Pyritic Sulfur,S	LECO	OTHER	%	<0.010	N/A		N/A	8/15/05
Sulfate Sulfur,S	LECO	OTHER	%	<0.010	N/A		N/A	8/15/05
Total Sulfur, S	LECO	OTHER	%	<0.010	0.280	0.320	114.3	8/15/05

LEGEND:

LCS = Laboratory Control Sample   LCS %R = LCS Percent Recovery   N/A = Not Applicable

8/16/05 8:50

SVL ANALYTICAL, INC.

Quality Control Report
Part II Duplicate and Spike Analysis

Client :McCLELLAND LABORATORIES INC SVL JOB No: 118326

Test	Method	Mtx	QC SAMPLE ID Units	Result	Duplicate or Found	MSD RPD%	Matrix Spike Result	SPK ADD	%R	Analysis Date
ABP	EPA600	O	1 TCaCO3/	96.0	94.4	1.7	N/A	N/A	N/A	8/15/05
AGP	EPA600	O	1 TCaCO3/	<0.30	0.31	200.0	N/A	N/A	N/A	8/15/05
ANP	EPA600	O	1 TCaCO3/	96.0	94.7	1.4	N/A	N/A	N/A	8/15/05
pH	PstASA M9	O	1	8.29	8.31	0.2	N/A	N/A	N/A	8/15/05
S N-EX	LECO	O	1 %	<0.010	<0.010	UDL	N/A	N/A	N/A	8/15/05
S-PYR	LECO	O	1 %	<0.010	0.010	200.0	N/A	N/A	N/A	8/15/05
S-SO4	LECO	O	1 %	0.010	<0.010	200.0	N/A	N/A	N/A	8/15/05
S-TOT	LECO	O	1 %	0.020	0.020	0.0	N/A	N/A	N/A	8/15/05

LEGEND:

RPD% = (|SAM - DUP|/((SAM + DUP)/2) * 100) UDL = Both SAM & DUP not detected. *Result or *Found: Interference required dilution.
RPD% = (|SPK - MSD|/((SPK + MSD)/2) * 100) M in Duplicate/MSD column indicates MSD.
SPIKE ADD column, A = Post Digest Spike; %R = Percent Recovery N/A = Not Analyzed; R > 4S = Result more than 4X the Spike Added
QC limits for MS recoveries apply only if the spike is at least 1/4 the concentration of the analyte in the sample.
Control limits for the RPD apply only if the concentration of the analyte in the sample is at least five times the reporting limit.

QC Sample 1: SVL SAM No.: 463069 Client Sample ID: 3042 HW/D ZONE COMP

8/16/05 8:50

SVL ANALYTICAL, INC.

Quality Control Report
Part I Prep Blank and Laboratory Control Sample

Client :McCLELLAND LABORATORIES INC

SVL JOB No: 118370

Analyte	Method	Matrix	Units	Prep Blank	True —LCS—	—LCS— Found	LCS %R	Analysis Date
Acid Generating	EPA600	OTHER	TCaCO3/k	N/A	9.36	9.53	101.8	8/22/05
Acid Neut. Pot.	EPA600	OTHER	TCaCO3/k	N/A	52.0	63.3	121.7	8/22/05
pH Paste	ASA M9	OTHER		5.45	8.45	8.08	95.6	8/22/05
Non-Ext Sulfur,S	LECO	OTHER	%	<0.010	N/A		N/A	8/22/05
Pyritic Sulfur,S	LECO	OTHER	%	<0.010	N/A		N/A	8/22/05
Sulfate Sulfur,S	LECO	OTHER	%	<0.010	N/A		N/A	8/22/05
Total Sulfur, S	LECO	OTHER	%	<0.010	0.298	0.290	97.3	8/22/05

LEGEND:

LCS = Laboratory Control Sample   LCS %R = LCS Percent Recovery   N/A = Not Applicable

8/23/05 9:09

SVL ANALYTICAL, INC.

Quality Control Report
Part II Duplicate and Spike Analysis

Client :McCLELLAND LABORATORIES INC — SVL JOB No: 118370

Test	Method	Mtx	QC SAMPLE ID Units	Result	Duplicate or MSD Found	RPD%	Matrix Spike Result	SPK ADD	%R	Analysis Date
ABP	EPA600	0	1 TCaCO3/	110	104	5.6	N/A	N/A	N/A	8/22/05
AGP	EPA600	0	1 TCaCO3/	2.50	2.50	0.0	N/A	N/A	N/A	8/22/05
ANP	EPA600	0	1 TCaCO3/	112	107	4.6	N/A	N/A	N/A	8/22/05
pH	PstASA M9	0	1	7.20	7.37	2.3	N/A	N/A	N/A	8/22/05
S N-EX	LECO	0	1 %	0.010	0.010	0.0	N/A	N/A	N/A	8/22/05
S-PYR	LECO	0	1 %	0.080	0.080	0.0	N/A	N/A	N/A	8/22/05
S-SO4	LECO	0	1 %	0.080	0.070	13.3	N/A	N/A	N/A	8/22/05
S-TOT	LECO	0	1 %	0.170	0.160	6.1	N/A	N/A	N/A	8/22/05

LEGEND:

RPD% = (|SAM - DUP|/((SAM + DUP)/2) * 100) UDL = Both SAM & DUP not detected. *Result or *Found: Interference required dilution.

RPD% = (|SPK - MSD|/((SPK + MSD)/2) * 100) M in Duplicate/MSD column indicates MSD.

SPIKE ADD column, A = Post Digest Spike; %R = Percent Recovery N/A = Not Analyzed; R > 4S = Result more than 4X the Spike Added

QC limits for MS recoveries apply only if the spike is at least 1/4 the concentration of the analyte in the sample.

Control limits for the RPD apply only if the concentration of the analyte in the sample is at least five times the reporting limit.

QC Sample 1: SVL SAM No.: 463418 Client Sample ID: 3042-F9A-ROCON

8/23/05 9:09

SVL

CHAIN OF CUSTODY RECORD

Page 1 of 1

Client: McClelland Labs
Contact: Gene M.
Address: 1016 Greg St
Sparks NV 89431
Phone Number: 775 356 1300
FAX Number: " " 8917

NOTES:

1) Ensure proper container packaging.
2) Ship samples promptly following collection.
* 3) Designate Sample Reject Disposition

PO#: 3042
Project Name:

Table 1. – Matrix Type
1 = Surface Water, 2 = Ground Water
3 = Soil/Sediment, 4 = Rinsate, 5 = Oil
6 = Waste, 7 = Other (Specify) ORE

Samplers Signature:

FOR SVL USE ONLY
SVL JOB # 118326

Lab Name: SVL Analytical, Inc. (208) 784-1258 FAX (208) 783-0891
Address: One Government Gulch, Kellogg, ID 83837-0929

Sample ID	Collection: Date	Collection: Time	Miscellaneous: Collected by: (Init.)	Miscellaneous: Matrix Type From Table 1	Miscellaneous: No. of Containers	Miscellaneous: Sample Filtered ? Y/N	Preservative(s): Unpreserved (Ice Only)	Preservative(s): HNO3	Preservative(s): HCL	Preservative(s): H2SO4	Preservative(s): NAOH	Preservative(s): Other (Specify)	Analyses Required: [illegible]	Analyses Required: Mod ABA w/paste PH	Analyses Required	Analyses Required	Analyses Required	Analyses Required	Analyses Required	Analyses Required	Comments
* 1. 3042 HW/D Zone	8/6/05 Comp	3pm	JB	7	1	N/A								X							* Sample reads GHABA-26 11/24/03 12:00 KF (Bottle only) inside bag matches
2.																					
3.																					
4.																					
5.																					
6.																					
7.																					
8.																					
9.																					
10.																					

Relinquished by:	Date:	Time:	Received by: [signature]	Date: 8/10/05	Time: 9:30
Relinquished by:	Date:	Time:	Received by:	Date:	Time:

McCLELLAND LABORATORIES, INC.

1016 Greg Street, Sparks, Nevada 89431 (775) 356-1300
FAX (775) 356-8917
E-MAIL mli@mettest.com

November 21, 2000

Mr. Dave Beling
American Bonanza Gold Mining Corp.
963 W. 16th Street
Safford, AZ 85546

Dear Dave:

Enclosed is our report concerning metallurgical results obtained from gravity/cyanidation, whole ore cyanidation and flotation tests conducted on the Copperstone ore composite.

Enclosed also is our invoice (MLI Job No. 2790/5450) for the completed work.

Thank you for allowing us the opportunity to serve you. We wish you the best in the custom milling of the Copperstone ore deposit.

Sincerely,

Gene E. McClelland

Gene E. McClelland
Metallurgist President

GEM:cd
Enclosure

McCLELLAND LABORATORIES, INC.

1016 Greg Street, Sparks, Nevada 89431 (775) 356-1300
FAX (775) 356-8917
E-MAIL mli@metteststcom

Report
on
Gravity, Cyanidation, Flotation Processing Evaluation -
Copperstone Gold Project Ore Composite
MLI Job No. 2790
November 20, 2000

for

Mr. Dave Beling
American Bonanza Gold Mining Corp.
963 W. 16th Street
Safford, AZ 85546

TABLE OF CONTENTS

EXECUTIVE SUMMARY 1
Table 1. - Summary Results, Metallurgical Tests, Copperstone Ore Composite 1

COMPOSITE PREPARATION AND FEED ANALYSES 3
Table 2. - Composite Make-Up Information, Copperstone Ore Composite 3
Table 3. - Metallic Screen Assay Results, Copperstone Ore Composite 4
Table 4. - Multi-Element ICP-MS Analysis (Tri-Acid Digestion) Results, Copperstone Ore Composite 4
Table 5. - Head Assay Results and Head Grade Comparison, Copperstone Ore Composite 5

GRAVITY/CYANIDATION TEST PROCEDURES AND RESULTS 5
Table 6. - Overall (Combined) Metallurgical Results, Gravity/Cyanidation Tests, Copperstone Ore Composite, Varied Feed Sizes and NaCN Concentrations 6
Table 7. - Gravity Concentration Test Results, Copperstone Ore Composite, Varied Feed Sizes 6

CYANIDATION TEST PROCEDURES AND RESULTS 7
Table 8. - Overall Metallurgical Results, Gravity Tail (Mid. & No. Tail) and Whole Ore Cyanidation Tests, Copperstone Ore Composite, Varied Feed Sizes and NaCN Concentrations 8
Figure 1. - Gold Leach Rate Profiles, Gravity Tail and Whole Ore Cyanidation Tests, Copperstone Ore Composite 8

Printed on recycled paper

Mr. Dave Beling / **American Bonanza Gold Mining Corp.** ii
Table of Contents - November 20, 2000

Table 9. - Triplicate Tail Assay Results, Gravity Tail and Whole Ore Cyanidation Test Residues, Copperstone Ore Composite 8
Table 10. - Copper Concentrations in Pregnant Solution Versus Leaching Time, Cyanidation Tests, Copperstone Ore Composite, Cu Concentration - mg/L . . . 9

BULK SULFIDE FLOTATION TEST PROCEDURES AND RESULTS 10
Table 11. - Bulk Sulfide Flotation Test Results, Copperstone Ore Composite, 100%-150M (P_{70}200M) Feed 10

CONCLUSIONS 10

APPENDIX . . . .

McCLELLAND LABORATORIES, INC.

1016 Greg Street, Sparks, Nevada 89431 (775) 356-1300
FAX (775) 356-8917
E-MAIL mli@mettest.com

Report
on
Gravity, Cyanidation, Flotation Processing Evaluation - Copperstone Gold Project Ore Composite
MLI Job No. 2790
November 20, 2000

for

Mr. Dave Beling
American Bonanza Gold Mining Corp.
963 W. 16th Street
Safford, AZ 85546

EXECUTIVE SUMMARY

A composite of Copperstone gold ore was prepared for the process option evaluation. Gravity/cyanidation tests were conducted on the composite at a P_{80}270 mesh feed size to optimize NaCN concentration. A subsequent gravity/cyanidation test was conducted on the composite at a P_{80}100 mesh feed size, at optimum NaCN concentration to compare grind size sensitivity. A whole ore cyanidation test was conducted on the composite at a P_{80}200 mesh feed size and optimum NaCN concentration, to determine gold recovery, recovery rate, and reagent requirements for comparison with gravity/cyanidation results. It was decided late in the testing program to determine if conventional flotation would be a processing option for the ore. That test was conducted on the feed at a P_{80}200 mesh feed size, and a rougher concentrate (Ro. Conc.) and rougher tailing (Ro. Tail) were produced and assayed.

Summary results for all metallurgical tests are provided in Table 1.

Table 1. - Summary Results, Metallurgical Tests, Copperstone Ore Composite

Test Type	Feed Size, 80% Passing	Calc'd Head, ozAu/ton ore	Au Rec., %	Reagent Consumption, lb/ton	
				NaCN	Lime (added)
Gravity/Cyanidation (0.5 g/L)	270M	0.824	99.3	6.33	6.1
Gravity/Cyanidation (1.5 g/L)	270M	0.849	99.4	7.23	5.3
Gravity/Cyanidation (1.5 g/L)	100M	1.176	93.3	6.98	5.1
Whole Ore Cyanidation (1.5 g/L)	200M	0.997	91.5	6.97	4.8
Flotation	P_{80}200M	1.179	94.1	N/A	N/A

In association with H J Hansen

Mr. Dave Beling / **American Bonanza Gold Mining Corp.** 2
MLI Job No. 2790 - November 20, 2000

Summary data show that all processes evaluated would be efficient for recovering values from Copperstone gold ore. Optimum NaCN concentration was determined to be 1.5 g/L. High NaCN concentration was required to improve recovery rate. Consumptions were high because of the cyanide soluble copper content of the ore.

Head end gravity concentration and subsequent cyanidation of the gravity tail (combined middling and Ro. Tail) at a 270 mesh feed size yielded the highest overall gold recovery, and appeared to be the best processing option. However, gravity concentrate (Cl. Conc.) grades were low and concentrates would have to be reground and cyanided for recovery of contained gold. Gravity/cyanidation recovery was lower from the P_{80}100 mesh feed and indicates that gold particles were not completely liberated.

Whole ore cyanidation is a viable processing option, but grinding finer than P_{80}200 mesh would be required to increase gold recovery and recovery rate.

Flotation recovery was high and, consequently, rendered it a viable processing option. Even though Ro. Conc. grade was low (6.643 ozAu/ton), the Ro. Conc. could be cyanided to recover contained gold. The Ro. Conc. was 16.7 percent of the feed weight, but contained 94.1 percent of the gold. Indications from other tests show that a flotation rougher concentrate would be readily amenable to cyanidation. The advantage of this processing approach would be that only 16.7 of the ore weight would have to be cyanided to achieve greater than 90 percent overall gold recovery.

There was an obvious difference in appearance of gravity and flotation concentrate products. Small free gold particles were observed in each concentrate product. Particles in gravity concentrates were "nugget" shaped (low surface area to weight ratio) and pitted. Particles in the flotation concentrate were extremely small and flattened (high surface area to weight ratio). Particle shapes explain why gold particles were recovered by gravity and flotation beneficiation processes. The major difference in concentrate appearance was gangue mineral. Gravity concentrates were composed of charcoal gray to black, non-magnetic minerals (supposedly specular hematite). None of that material reported to the flotation concentrate. The flotation concentrate was a reddish brown color characteristic of the appearance of the whole ore. Please pardon the simplistic description, but the author is not a geologist or a mineralogist.

Again, all processes evaluated are viable options, but it appears that whole ore cyanidation (at a finer grind) or conventional bulk sulfide flotation and subsequent cyanidation of the rougher concentrate are the favored processing options.

A split of whole ore was submitted to Svedala for Bond Work Index testwork (200 mesh closed circuit ball mill grindability). The BWI for a P_{80}200 mesh (100%-150M) grind was reported to be 13.74 kWh/short ton.

Mr. Dave Beling / American Bonanza Gold Mining Corp.
MLI Job No. 2790 - November 20, 2000 3

A sample of cyanided residue (P_{80}270M) was submitted to Pocock Industrial for thickener sizing (grind thickener) and pulp rheology testwork. Settling and rheology characteristics were encouraging.

A copy of both reports is provided in the Appendix to this report.

COMPOSITE PREPARATION AND FEED ANALYSES

A total of 10 intervals were received for compositing. Limited interval availability precluded preparation of a weighted composite. The Copperstone ore composite was prepared by combining the available quantity of each interval. Each interval was at a P_{95}10 mesh in size. Composite make-up information is provided in Table 2.

Table 2. - Composite Make-Up Information, Copperstone Ore Composite

Drill Hole	Interval, Feet	Length, Feet	Footage, Percent	Weight, lbs Avail.	Weight, lbs To Comp.	Weight, Percent	Assay, ozAu/ton	Au Cont. to Comp., pct.
A98-2	592.8-596.4	3.6	8.5	8.6	8.6	13.5	0.905	10.3
A98-2	596.4-602.0	5.6	13.2	11.8	11.8	18.5	0.473	7.4
A98-2	606.3-609.6	3.3	7.8	4.1	4.1	6.5	0.676	3.7
A98-3	623.7-628.7	5.0	11.8	8.3	8.3	13.0	1.036	11.3
A98-3	632.0-637.0	5.0	11.8	2.3	2.3	3.6	12.010	36.3
A98-5	568.0-573.0	5.0	11.8	4.9	4.9	7.7	0.483	3.1
A98-5	573.0-578.0	5.0	11.8	6.7	6.7	10.5	0.770	6.8
A98-13	582.7-586.6	3.9	9.2	7.2	7.2	11.3	0.329	3.1
A98-13	586.6-589.1	2.5	5.9	5.1	5.1	8.0	2.359	15.8
A98-13	630.5-634.0	3.5	8.2	4.7	4.7	7.4	0.359	2.2
10		42.4	100.0	63.7	63.7	100.0	1.191	100.0

The composite was thoroughly blended and split to obtain the following:

1) 25 lbs (P_{95}10M) for Bond Work Index (Svedala)
2) Three 4.4 lb (2 kg) splits for gravity cyanidation tests
3) One 4.4 lb split for whole ore cyanidation test
4) One 6.6 lb (3 kg) split for Pocock Industrial testwork
5) One 2.2 lb (1 kg) split (-150M) for metallic screen head assay
6) One 1 lb split for ICP metals analysis (-150M)
7) One subsequent 4.4 lb split for flotation test
8) Rejects (≈ 3.5 kg) were saved

Head grades were determined by metallic screen assay (1 kg of ore @ -150M), by calculation from each metallurgical test, and by prediction from interval assays and weights composited.

Mr. Dave Beling / American Bonanza Gold Mining Corp. 4
MLI Job No. 2790 - November 20, 2000

Metallic screen assay results are provided in Table 3. ICP metals analysis results are provided in Table 4. Head assay results and head grade comparisons are provided in Table 5.

Table 3. - Metallic Screen Assay Results, Copperstone Ore Composite

Size Fraction	Weight, Percent	Assay, ozAu/ton	Unit	Au Distribution, Percent
+150M	6.64	3.942	0.2617	25.36
-150M	93.36	0.825	0.7702	74.64
Composite	100.00	1.032	1.0319	100.00

* Ag Head = 1 g/mt (0.03 opt) - Predicted Au grade = 1.191 oz/ton

Metallic screen assay results indicate that about 25 percent of the contained gold occurs as free particles which were "flattened" during pulverizing to -150 mesh and were, consequently, retained on a 150 mesh screen. The plus 150 mesh fraction was 6.64 percent of the 1 kg feed weight so not all the +150 mesh material was free gold particles.

Table 4. - Multi-Element ICP-MS Analysis (Tri-Acid Digestion) Results, Copperstone Ore Composite

Metal	Result mg/kg
Al	20,000
Ba	2,800
Be	<10
Bi	<20
Ca	16,000
Cd	<10
Co	10
Cr	60
Cu	6,010 (0.6%)
Fe	235,000
K	8,000
Mg	7,500
Mn	4,280
Mo	30
Na	1,500
Ni	<10
Pb	10
Sr	160
Ti	500
V	30
Zn	40

ICP metals analysis results show that relatively large quantities of Al, Ba, Ca, Cu, Fe, K, Mg, and Mn minerals were contained in the Copperstone ore composite.

Mr. Dave Beling / American Bonanza Gold Mining Corp.
MLI Job No. 2790 - November 20, 2000 5

Table 5. - Head Assay Results and Head Grade Comparison, Copperstone Ore Composite

Determination Method	Head Grade, ozAu/ton ore
Predicted[1]	1.191
Metallic Screen Assay	1.032
Calculated, Gravity/Cyanidation, 270M, 0.5 gNaCN/L	0.824[2]
Calculated, Gravity/Cyanidation, 270M, 1.5 gNaCN/L	0.849
Calculated, Gravity/Cyanidation, 100M, 1.5 gNaCN/L	1.176
Calculated, Whole Ore Cyanidation, 200M, 1.5 gNaCN/L	0.997
Calculated, Flotation Test, 200M	1.179
Average	1.035
Maximum Deviation from Average	0.211
Precision, percent	79.6

1) Predicted from interval assays for intervals composited.
2) Maximum deviation from average occurred with this head grade.

Head grades compared (agreed) reasonable well for a high-grade ore containing free milling visible gold particles. Silver grades were extremely low (<0.05 ozAg/ton). Consequently, silver recovery data is not discussed in this report.

GRAVITY/CYANIDATION TEST PROCEDURES AND RESULTS

A total of three head end gravity and subsequent gravity tail (combined middlings and rougher tailings) cyanidation tests were conducted on the Copperstone ore composite to determine gravity recovery, concentrate grade and concentrate ratios, and gold recovery, recovery rate and reagent requirements for cyanidation processing of gravity tailings.

Gravity concentration tests were conducted by staged grinding whole ore charges (2 kg) to desired feed sizes (two tests at P_{80}270M, and one test at P_{80}100M), and concentrating the slurries using a gold wheel to produce rougher gravity concentrates and rougher gravity tailings. Rougher concentrates were hand panned to produce cleaner concentrates (Cl. Conc.) and middlings (mid.). Rougher tailings and middlings from each gravity test were combined and used as feed for respective subsequent cyanidation tests. Cleaner concentrates were assayed in entirety to determine gold grade.

Overall, combined gravity/cyanidation test results are summarized in Table 6. Gravity concentration test results for the three tests are shown in Table 7.

Mr. Dave Beling / American Bonanza Gold Mining Corp.
MLI Job No. 2790 - November 20, 2000 6

Table 6. - Overall (Combined) Metallurgical Results, Gravity/Cyanidation Tests, Copperstone Ore Composite, Varied Feed Sizes and NaCN Concentrations

	P_{80}270 Feeds						P_{80}100M Feed		
	NaCN Concentration, g/L						NaCN Concentration, g/L		
	0.5			1.5			1.5		
Metallurgical Results	ozAu per ton	Au Rec., %	Cum. Rec., %	ozAu per ton	Au Rec., %	Cum. Rec., %	ozAu per ton	Au Rec., %	Cum. Rec., %
Recovered gravity	0.463	56.2	56.2	0.409	48.2	48.2	0.562	47.8	47.8
Recovered cyanidation	0.355	43.1	99.3	0.435	51.2	99.4	0.535	45.5	93.3
Final Tail	0.006	0.7	100.0	0.005	0.6	100.0	0.079	6.7	100.0
Calculated Head	0.824			0.849			1.176		
Combined Rec., %	99.3			99.4			93.3		

Note: Data on whole ore basis

Table 7. - Gravity Concentration Test Results, Copperstone Ore Composite, Varied Feed Sizes

Product	Weight, percent	Cum. Wt., pct.	Assay, ozAu/ton	Au Distribution, percent	Au Distribution, cum. pct
P_{80}270M Feed, 0.5 gNaCN/L for Cyanidation					
Cl. Conc.	7.7	7.7	6.013	56.2	56.2
Mid. + Ro. Tail[1]	92.3	100.0	0.391	43.8	100.0
Composite	100.0		0.824	100.0	
P_{80}270M Feed, 1.5 gNaCN/L for Cyanidation					
Cl. Conc.	4.8	4.8	8.520	48.2	48.2
Mid. + Ro. Tail[1]	95.2	100.0	0.462	51.8	100.0
Composite	100.0		0.849	100.0	
P_{80}100M Feed, 1.5 gNaCN/L for Cyanidation					
Cl. Conc.	11.2	11.2	5.020	47.8	47.8
Mid. + Ro. Tail[1]	88.8	100.0	0.691	52.2	100.0
Composite	100.0		1.176	100.0	

1) Cyanidation feed (combined middling and rougher gravity tailing) grade determined by calculated head from cyanidation test.

Combined data show that the Copperstone ore composite is readily amenable to gravity/cyanidation treatment. Overall recoveries were higher for P_{80}270M feeds. A higher percentage of the feed weight reported to the Cl. Conc. for the P_{80}100 mesh feed, as expected.

Concentrate (Cl. Conc.) grades ranged from 5.020 ozAu/ton (P_{80}100M) to 8.520 ozAu/ton. Gold recoveries ranged from 47.8 (P_{80}100M) to 56.2 percent. Gold concentration ratios ranged from 4.3 to 1 (P_{80}100M) to 10.0 to 1. Weight concentration ratios ranged from 8.9 to 1 (P_{80}100M) to 20.8 to 1.

Mr. Dave Beling / American Bonanza Gold Mining Corp.
MLI Job No. 2790 - November 20, 2000 7

CYANIDATION TEST PROCEDURES AND RESULTS

Cyanidation tests were conducted on the two gravity tailings (mid. + Ro. Tail) at a P_{80}270 mesh grind size at two different NaCN leaching concentrations (0.5 and 1.5 gNaCN/L) to determine residual gold recovery, recovery rate, reagent requirements and to optimize NaCN leaching concentration. The same test procedure was used for the P_{80}100 mesh gravity tailing and a 1.5 gNaCN/L leaching concentration was maintained. A whole ore cyanidation test was conducted on the Copperstone ore composite at a P_{80}200 mesh grind size and a 1.5 gNaCN/L leaching concentration to determine gold recovery, recovery rate and reagent requirements for comparison with gravity/cyanidation test results.

Test procedures were the same for each of the four cyanidation tests except for some variability in grind size, NaCN leaching concentration and leaching time.

General cyanidation test procedures were the same. Ore charges (gravity tailings or whole ore) were mixed with water to achieve 40 weight percent solids pulp densities. Natural pH of the pulps were measured. Lime was added slowly over a 2 hour period to adjust the pH of the pulps to 11.0 before adding the cyanide. Sodium cyanide, equivalent to 0.5 or 1.5 gNaCN/L of solution, was added to the alkaline pulps.

Leaching was conducted in mechanically agitated, baffled leaching vessels. Leach cycles were 72 hours for the two P_{80}270 mesh gravity tails and 96 hours for the P_{80}100 mesh gravity tail and the P_{80}200 mesh whole ore feed. Pulp samples were taken at 2, 6, 12, 24 and every 24 hours thereafter until leaching was terminated. Pulp samples were filtered. Filtrate volumes were measured and analyzed for Au, Ag, Cu, pH and NaCN. Filter cakes were returned immediately to leaching. NaCN concentrations were restored to initial levels. Lime was added when necessary to maintain leaching pH at between pH 10.9 and 11.1. Make-up water, equivalent to that withdrawn, was added to the pulps. Agitation was not interrupted during sampling and analysis procedures.

When leaching was terminated (72 or 96 hours), pulps were filtered to separate liquids and solids. Final pregnant solution volumes were measured and analyzed for Au, Ag, and Cu. Final pulp pHs and NaCN concentrations were determined. Leached residues were washed (1 repulp, 5 displacements) dried, weighed and assayed in triplicate (2 A.T. fusions) to determine residual Au and Ag content.

Overall metallurgical results from the four cyanidation tests are provided in Table 8. Gold leach rate profiles are shown graphically in Figure 1. Triplicate tail assay results are shown in Table 9. Copper concentrations versus leach time are shown in Table 10.

Mr. Dave Beling / American Bonanza Gold Mining Corp.
MLI Job No. 2790 - November 20, 2000 8

Table 8. - Overall Metallurgical Results, Gravity Tail (Mid. & Ro. Tail) and Whole Ore Cyanidation Tests, Copperstone Ore Composite, Varied Feed Sizes and NaCN Concentrations

	Gravity/Cyanidation Tests			Whole Ore Cyanidation Test
	P_{80} 270M Feeds		P_{80} 100M Feed	P_{80} 200M[1]
Metallurgical Results	NaCN Concentration, g/L			
Extraction: pct of Au in Tail	0.5	1.5	1.5	1.5
in 2 hours	13.4	83.3	7.8	77.1
in 6 hours	33.4	87.1	24.3	80.6
in 12 hours	53.3	90.0	52.5	83.3
in 24 hours	74.7	97.6	74.6	90.3
in 48 hours	86.1	98.8	87.1	91.4
in 72 hours	98.5	98.9	87.1	91.5
in 96 hours	NA	NA	87.1	91.5
Extracted, ozAu/ton of Tail	0.385	0.457	0.602	0.912
Final Tail, ozAu/ton[2]	0.006	0.005	0.089	0.085
Calculated Head, ozAu/ton Tail	0.391	0.462	0.691	0.997
NaCN Consumed, lb/ton of Tail	6.33	7.23	6.98	6.97
Lime Added, lb/ton of Tail	6.1	5.3	5.1	4.8
Final pH	11.0	11.1	11.0	11.1
Natural pH (40% solids)	8.6	8.5	8.3	8.9
Average Head, ozAu/ton ore[3]	1.035	1.035	1.035	1.035
Combined Gravity/Cyanidation Data				
Calculated Head, ozAu/ton ore	0.824	0.849	1.176	
Gravity Recovery, percent	56.2	48.2	47.8	
Combined Recovery, percent	99.3	99.4	93.3	

1) All data refers to total Au in whole ore 2) Average of triplicate tail assays. 3) Average of all head grade determinations (on whole ore basis)

Figure 1. - Gold Leach Rate Profiles, Gravity Tail and Whole Ore Cyanidation Tests, Copperstone Ore Composite

100
90
80
70
60
40
30
20
10
0
0
10
20
40
50
60
80

Table 9. - Triplicate Tail Assay Results, Gravity Tail and Whole Ore Cyanidation Test Residues, Copperstone Ore Composite

	Tail Grade, ozAu/ton			
	Gravity Cyanidation Tests			Whole Ore Cyanidation Test
	P_{80} 270M Feeds		P_{80} 100M Feed	P_{80} 200M Feed
Direct	NaCN Concentration, g/L			NaCN Conc., g/L
Tail Assay	0.5	1.5	1.5	1.5
Initial	0.006	0.006	0.089	0.073
Duplicate	0.006	0.005	0.087	0.098
Triplicate	0.006	0.004	0.090	0.083
Average	0.006	0.005	0.089	0.085

Mr. Dave Beling / **American Bonanza Gold Mining Corp.** 9
MLI Job No. 2790 - November 20, 2000

Overall metallurgical results show that gravity/cyanidation and whole ore cyanidation processing are viable options for the Copperstone ore composite. Whole ore cyanidation would probably be a better option because gravity concentrate grades were too low for direct refining and consequently, gravity concentrates would have to be cyanided for recovery of gold values. Combined gravity/cyanidation recoveries from P_{80}270 mesh feeds were markedly higher than whole ore cyanidation of a P_{80}200 mesh feed. Grinding the ore finer than P_{80}200M would likely increase whole ore cyanidation recovery. Gravity/cyanidation gold recovery is also apparently dependent on grind size as indicated by lower gold recovery and recovery rate from the P_{80}100M gravity tailing feed.

Gold recovery rate increased markedly with the higher NaCN leaching concentration likely because there was sufficient free cyanide available for concurrent dissolution of Cu and Au. The lower NaCN leaching concentration seemed to favor Cu dissolution over Au dissolution. For these reasons, the 1.5 g/L NaCN leaching concentration was considered near optimum.

NaCN consumptions were high for all cyanidation tests and ranged from 6.33 (0.5 g/L) to 7.23 lbs/ton of feed. Consumption rates were more rapid early in the leaching cycles (to about 24 hours) when Cu dissolution rate was most rapid. Lime additions were moderate and ranged from 4.8 (whole ore cyanidation) to 6.1 (gravity/cyanidation, 270M, 0.5 gNaCN/L) lbs per ton of feed. Controlling pH was not a problem. About 61 percent (average of 4 tests) of the total lime required was added during initial pulp pH adjustment procedures. The other 39 percent was added during leaching, usually at the 2 and 6 hour sampling periods.

Table 10. - Copper Concentrations in Pregnant Solution Versus Leaching Time, Cyanidation Tests, Copperstone Ore Composite, Cu Concentration - mg/L

Leach Time: Hours	Gravity/Cyanidation Tests: P_{80}270M NaCN, 0.5 g/L	Gravity/Cyanidation Tests: P_{80}270M NaCN, 1.5 g/L	Gravity/Cyanidation Tests: P_{80}100M NaCN, 1.5 g/L	Whole Ore Cyanidation, P_{80}200M, 1.5 gNaCN/L
2	185	550	480	350
6	314	740	563	680
12	438	770	670	774
24	640	780	720	821
48	670	810	767	881
72	720	780	749	860
96	NA	NA	730	834

Copper concentrations were relatively high, and copper dissolution rate was related to NaCN consumption rate. NaCN consumption slowed dramatically after 2 to 6 hours for 1.5 g/L NaCN leaching concentrations, and after 12 hours for the 0.5 g/L NaCN leaching concentration. Average Cu recovery was 22 percent (= 0.13 mgCu/kg).

Mr. Dave Beling / American Bonanza Gold Mining Corp.
MLI Job No. 2790 - November 20, 2000 10

BULK SULFIDE FLOTATION TEST PROCEDURES AND RESULTS

A bulk sulfide flotation test was conducted on the Copperstone ore composite at a P_{80}200 mesh feed size to determine if conventional flotation processing would be a viable option.

The whole ore feed (2 kg) was stage ground to the desired feed size (100%-150M) and was settled in grinding water to 30 percent solids pulp density. The pulp was conditioned for 5 minutes with $CuSO_4$ (0.05 lb/ton). Flotation was conducted in one stage with addition of 0.05 lb/ton each of potassium amyl xanthate (collector), Aero 208 (Au promoter), and Aero 3477 (general promoter). Aero 65 frother was added dropwise as needed to maintain adequate froth. A flotation rougher concentrate and rougher tailing was produced. The rougher concentrate was assayed in entirety, and the rougher tailing was assayed in triplicate (2 A.T. fusions) to determine Au and Ag content.

Flotation test results are provided in Table 11.

Table 11. - Bulk Sulfide Flotation Test Results, Copperstone Ore Composite, 100%-150M (P_{80}200M) Feed

Product	Weight, percent	Cum. Wt., pct.	Assay, ozAu/ton	Au Distribution, percent	Au Distribution, cum. pct.
Ro. Conc.	16.7	16.7	6.643	94.1	94.1
Ro. Tail	83.3	100.0	0.083	5.9	100.0
Composite	100.0		1.179	100.0	

The ore composite was readily amenable to conventional rougher flotation processing. The rougher concentrate was 16.7 percent of the feed weight, assayed 6.643 ozAu/ton and represented a gold recovery of 94.1 percent. Gold and weight concentration ratios were low at 5.6 to 1 and 6.0 to 1, respectively. Rougher concentrate grade was too low for direct refining, but previous cyanidation data indicate that it would be readily amenable to cyanidation treatment for gold recovery. A major advantage for flotation/Ro. Conc. cyanidation processing of the Copperstone ore composite is that only 16.7 percent of the feed weight would have to be cyanided to achieve a gold recovery of over 90 percent.

CONCLUSIONS

- All processing sequences are viable options for custom processing of Copperstone ore.
- NaCN consumptions are high, because of Cu dissolution, for cyanidation processing. The higher NaCN leaching concentration increased gold recovery rate.

Mr. Dave Beling / **American Bonanza Gold Mining Corp.** 11
MLI Job No. 2790 - November 20, 2000

- Lime requirements were moderate, but were somewhat lower with the 1.5 g/L NaCN leaching concentration.
- Whole ore cyanidation and rougher flotation and subsequent cyanidation of the Ro. Conc. appear to be the more economically feasible processing options.

Gene E. McClelland
Metallurgist/President

dd[?]

POCOCK INDUSTRIAL, INC.

6188 South 300 West
Salt Lake City, Utah 84107
(801) 265-9000

Fax (801) 265-9552

October 21, 2000

FACSIMILE TRANSMISSION
775-356-8917

Mr. Gene McClelland
McCLELLAND LABORATORIES, INC.
1016 Greg Street
Sparks, NV 89431

Subject: Transmittal of Results of Testing

Reference: **McClelland Project #2790** (for)
AMC - Copperstone Gold Project
Solids Characterization; Solid/Liquid Separation and Rheology Test Work

Dear Gene,

The purpose of this fax is to transmit results of testing conducted October 10 - 14, 2000, for the referenced project. A hard copy of this transmittal will also be sent by mail.

The pulp tested was prepared by McClelland Laboratory personnel and was assumed to represent a nominal grind where the sample P_{80} = 45 µm (see attached Table A, Figure A and Chart A).

To facilitate testing to simulate both a grind thickener and a leach residue thickener, where grinding is to be accomplished in both cyanide and lime, the received pulp was initially leached for 24 hours as a 40% solids slurry with cyanide at 1.0 g/l (solution) and where the pH was maintained at 10.9 units.

Sample Characterization

Subsequent to sample leaching as described above, a representative sample of pulp was wet screened at 37 µm (400 mesh) and screen under and over were dried. The dried +400 mesh fraction was Ro-tapped through a standard nest of screens. The particle size analysis (PSA) results are listed in Table A, and shown graphically in Figure A and Chart A. Assuming a liquor S.G. of 1.0, the S.G. of the solid fraction was calculated at 3.37.

Flocculant Screening

In standard manner, a selection of dry flocculant products were prepared fresh as solutions at 1.0 g/l. Subsequent dilution of these solutions to 0.1g/l was made prior to

Mr. Gene McClelland
McCLELLAND LABORATORIES, INC., PROJECT #2790 - AMC COPPERSTONE GOLD PROJECT
October 21, 2000
Fax Page 2

testing. The flocculant products tested ranged from cationic to nonionic to anionic in character, were all polyacrylamide chemistry of medium to high molecular weight, and were applied to a known quantity of slurry containing 15% solids.

Test data are attached as Table B.

The results of flocculant screening indicate that 20 to 25 g/MT (0.04 to 0.05 lbs/ST) of a meduim to high molecular weight, 5 - 7% anionic charge density polyacrylamide will be required to form a complete floccule structure which settles rapidly without segregation.

Gravity Sedimentation

Conventional thickening tests were performed on the pulp samples. These data are attached as Tables I-III, Figures 1-3, for reference. It is noted that feed solids concentrations in excess of 27% solids cannot be flocculated efficiently without Unit Area penalty. Tests conducted at 20% and 26.4 % solids demonstrate good flocculation and rapid settling with Unit Area requirements in the range of 0.084 - 0.102 m^2/MTPD (0.82 - 0.99 ft^2/STPD) from test work. Our recommendation for minimum thickener sizing for either the grind or post leach thickener is 0.125 - 0.150 m^2/MTPD (1.0 -1.25 ft^2/STPD), when feed is less than 27% solids and flocculant dosage is 0.04 - 0.05 lbs/ST (20 - 25 g/MT).

Static thickening test work indicates that the material is clean with discrete particles and hence, would be a good candidate for high rate thickening. If high rate thickeners are of interest, additional dynamic testing should be commissioned.

Bulk settling rate (Rise Rate) and Unit Area are both reflective of grind sizing as shown by data.

Pulp Rheology

Viscosity tests were conducted on the non-Newtonian pulps at 63.1, 56.7, 50.1 and 38.4 % solids. These data are listed in Tables IVa through IVd, and shown graphically in Figures 4a - 4c.

Rheological data collected demonstrate reasonable pumpability, even at the 63.1% solids level where the shear stress (Yield Value) at the plastic limit is noted at about 212 dynes/cm^2, somewhat below a nominal pumpability limit of 300 dynes/cm^2 yield value.

Mr. Gene McClelland
McCLELLAND LABORATORIES, INC., PROJECT #2790 - AMC COPPERSTONE GOLD PROJECT
October 21, 2000
Fax Page 3

Because of the relatively high solids S.G. of 3.37, and with respect to and as shown by thickening and viscosity data, leach vessels and agitators should be designed to handle 45 - 50 % solids.

We appreciate the opportunity to provide this SLS testing service for your project work.

If you have questions or comments, or if discussion is warranted on the elements of this letter, please give us a call.

Our invoice # 949 is enclosed (with the mailed hard-copy of this report).

Best Regards,
POCOCK INDUSTRIAL, INC.

Ben Pocock
General Manager

BKP:jd

Attachments: Seventeen (17) pages.

Note: A "hard-copy" of this transmittal will be sent via mail with PI Invoice #949.

(THIS FAX TOTALS TWENTY PAGES)

POCOCK INDUSTRIAL, INC.
PARTICLE SIZE ANALYSIS DATA SHEET

Company: McClelland Labs (for) AMC
Project: #2790 (Copperstone Gold)

Table No.: A
Test No.: 1
Test Date: 10/03/00
By: BP
Location: PI

Purpose: To determine the initial particle size distribution of the samples.

Procedure: The sample was wet screened at 400 mesh and the oversize fraction dry screened on a Ro-tap.

Material: Leach Residue

Results:

Product		Weight			
				Cumulative	
Screen Size (Retained)	Microns (Retained)	Grams	%	Passing	Retained
Feed (Calculated)		75.6	28.7		
48	297	0.00	0.0	100.0	0.0
65	210	0.01	0.0	100.0	0.0
100	149	0.10	0.1	99.9	0.1
150	105	0.23	0.3	99.6	0.4
200	74	0.86	1.1	98.4	1.6
270	53	8.70	11.5	86.9	13.1
325	44	5.81	7.7	79.2	20.8
400	37	6.00	7.9	71.3	28.7
-400		53.85	71.3		71.3

Product Size Passing 80% (P80): 45 Microns

FIGURE A: PARTICLE SIZE DISTRIBUTION

McClelland Labs (for) AMC

#2790 (Copperstone Gold) Project

Cummulative % Passing
100
10
10
100
1000
Leach Residue
P80
Product Size, Microns

Product Size Passing 80% (P80) 45 Microns

CHART A: PARTICLE SIZE DISTRIBUTION

McClelland Labs (for) AMC

#2790 (Copperstone Gold) Project

% Each Size Fraction
Leach Residue
80
70
60
50
40
30
20
10
0
-37
53 to 44
74 to 53
105 to 74
149 to 105
210 to 149
297 to 210
+297
Product Size Range, Microns

Product Size Passing 80% (P80) 45 Microns

TABLE B

FLOCCULANT SCREENING SERIES

McClelland Labs (for) AMC
Project #2790 (Copperstone Gold)

Material	Leach Residue
Flocculant Solution	All flocculants added @ 0.1 g/l
% Solids to Test	15%
pH	10.9 units
Temperature	20 °C

Floc Added, ml:			1	2	3	4	5	6	7	8	9	10
Approx. Dosage, g/MT			5	12	18	24	30	36	42	48	54	50
Approx. Dosage, lbs/ST			0.012	0.024	0.036	0.048	0.060	0.072	0.084	0.096	0.108	0.120
FLOCCULANT:	Type	%Chg / Wt.										
MAG 455	Cationic	5 / Med-High	PP	VF	F	FM*	MH	MH	MH	H	H	H
HC NF 301	Nonionic	0 / Med-High	PP	VF	F	FM*	MH	MH	H	VH	VH	VHp
HC AF 302	Anionic	5 / Med-High	VF	F	FM*	MH	H	VH	VH	VH	VHp	VHp
HC AF 303	Anionic	7 / Med-High	F	FM*	MH	H	VH	VH	VHp	VHp	VHp	VHp
HC AF 304	Anionic	15 / Med-High	F	FMcr	MHcr	VH	VHp	VHp	VHp	VHp	VHp	VHp
HC AF 305	Anionic	20 / Med-High	Fcr	Mcr	VHp	VHp	VHp	VHp	VHp	VHp	VHp	VHp
HC AF 306	Anionic	30 / Med-High	FMcr	MHcr	VHp	VHp	VHp	VHp	VHp	VHp	VHp	VHp
HC AF 307	Anionic	40 / Med-High	FMcr	MHcr	VHp	VHp	VHp	VHp	VHp	VHp	VHp	VHp

NOTES:

Product chosen for flocculation performance was a medium to high molecular weight 5% charge density anionic polyacrylamide (Hychem AF 302). Products meeting the same description would also serve. The dosage required to achieve good settling rates and clarity was 20 - 30 g/MT.

KEY TO NOTATION:

PP	Pin-point Structure	PAM	Polyacrylamide
VF	Very Fine Structure	AMPS	Sulfonated polyacrylamide
F	Fine Structure	DADM	Diallyldimethylchloride
FM	Fine to Medium Structure	AN	Anionic Flocculant
M	Medium Structure	CAT	Cationic Flocculant
MH	Medium to Heavy Structure	NON	Nonionic Flocculant
H	Heavy Structure	Mag	Magnafloc CIBA Products
VH	Very Heavy Structure	NF-AF	Hychem Products
*	Rapid Decantation	SF	"Superfloc" Cytec Products

SUBSCRIPTS:

CR	Charge Reversal	C	Clarity Achieved
I	Incomplete Capture	P	Pseudoplastic underflow
SC	Slightly Cloudy (~100-150 ppm)		
VSC	Very Slightly Cloudy (~50-100 ppm)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company:	McClelland Labs (for) AMC	Table No.:	I
Project:	#2790 (Copperstone Gold)	Test No.:	1
		Test Date:	10/10/00
		By:	BP
		Location:	PI Lab

Material: 20.0 % Solids Consisting of: Leach Residue
80.0 % Liquids Consisting of: Process Solution

Object of Test: To Determine Settling Characteristics at Conditions Noted.

pH: 10.9 Units
P_{80}: 45 microns
Temperature: 20.2 °C

Flocculant:
- Type: Hychem AF 302
- Concentration: 0.2 g/l
- Volume Added: 46.6 ml
- Floc. Dosage: 0.04 lbs/ST (20.0 g/MT)
- Picket Speed: 6 rph

Supernatant Description: Very Slightly Cloudy (est. 10-25 mg/l TSS)
Pulp Description: Medium Floc Structure

Underflow Measurements:

Undecanted Volume:	2000	ml
Slurry & Tare:	3463.6	g
Cylinder Weight:	1135.6	g
Slurry Weight:	2328.0	g
Dry Solids Weight:	465.6	g
Supernatant S.G.:	1.00	
Solids S.G.:	3.37	

Settling Vessel Size: 1530 ml/ft
5020 ml/m

Hb=	1.31	ft	(0.398	m)
Co=	7.27E-03	ST/ft²	(2.33E-01	MT/m²)

Tu =	7.54E-03	days at	55 % u'flow
Tu' =	8.72E-03	days at	60 % u'flow
Tu' =	9.72E-03	days at	65 % u'flow

Unit Area at:	55 % u'flow=	0.99 ft²/STPD	(0.102 m²/MTPD)
Unit Area at:	60 % u'flow=	1.15 ft²/STPD	(0.118 m²/MTPD)
Unit Area at:	65 % u'flow=	1.28 ft²/STPD	(0.131 m²/MTPD)

Note: Unit Area Includes a 1.25 Scale-Up Factor

Rise Rate = 1.59 gpm/ft² (3.885 m³/(hr·m²))

Note: Rise Rate Includes a 0.5 Scale-Up Factor

SETTLING DATA

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	20.00
0.25	1860	21.29
0.5	1710	22.85
0.75	1530	25.07
1	1372	27.40
1.25	1220	30.09
1.5	1128	31.99
1.75	1070	33.32
2	1027	34.38
2.25	987	35.42
2.5	958	36.22
3	902	37.87
3.5	857	39.31
4	820	40.58
5	760	42.82
6	715	44.66
7.5	665	45.91
9	621	49.09
11	580	51.31
15	515	55.27
20	460	59.13
30	418	62.45
45	387	65.17

FIG. 1: INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs (for) AMC

#2790 (Copperstone Gold)

Interface Height (ml) Thousands
Interface Height (ml)
Rise Rate
55% Underflow
60% Underflow
65% Underflow
2
1.5
1
0.5
0
0
5
10
15
20
25
30
35
40
45
50
Settling Time (minutes)

Material: Leach Residue
Feed Solids Concentration: 20.0% ; pH=10.90
Flocculant: Hychem AF 302; Floc. Conc.: 0.20g/l
Floc. Dose: 0.04 lbs/ST (20.0 g/MT)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company: McClelland Labs (for) AMC
Project: #2790 (Copperstone Gold)

Table No.: II
Test No.: 2
Test Date: 10/10/00
By: BP
Location: PI Lab

Material: 26.4 % Solids Consisting of: Leach Residue
73.6 % Liquids Consisting of: Process Solution

Object of Test: To Determine Settling Characteristics at Conditions Noted

pH: 10.9 Units
P_{80}: 45 microns
Temperature: 20.2 °C

Flocculant:
Type: Hychem AF 302
Concentration: 0.2 g/l
Volume Added: 81.1 ml
Floc. Dosage: 0.05 lbs/ST (25.0 g/MT)
Picket Speed: 6 rph

Supernatant Description: Very Slightly Cloudy (est. 25-50 mg/l TSS)
Pulp Description: Medium Floc Structure

Underflow Measurements:
Undecanted Volume: 2000 ml
Slurry & Tare: 3592.7 g
Cylinder Weight: 1135.0 g
Slurry Weight: 2457.7 g
Dry Solids Weight: 648.8 g
Supernatant S.G.: 1.00
Solids S.G.: 3.37

Settling Vessel Size: 1550 ml/ft
5085 ml/m

Ho= 1.29 ft (0.393 m)
Co= 1.01E-02 ST/ft³ (3.24E-01 MT/m³)

Tu = 8.57E-03 days at 55 % u'flow
Tu = 1.05E-02 days at 60 % u'flow
Tu = 1.23E-02 days at 65 % u'flow

Unit Area at: 55 % u'flow= 0.82 ft²/STPD (0.084 m²/MTPD)
Unit Area at: 60 % u'flow= 1.01 ft²/STPD (0.104 m²/MTPD)
Unit Area at: 65 % u'flow= 1.18 ft²/STPD (0.121 m²/MTPD)
Note: Unit Area Includes a 1.25 Scale-Up Factor

Rise Rate = 0.57 gpm/ft² (2.139 m³/(hr·m²))
Note: Rise Rate Includes a 0.5 Scale-Up Factor

SETTLING DATA

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	26.41
0.25	1900	27.53
0.5	1807	28.67
0.75	1720	29.81
1	1640	30.95
1.25	1560	32.18
1.5	1492	33.30
1.75	1432	34.36
2	1373	35.47
2.25	1328	36.36
2.5	1284	37.28
2.75	1247	38.23
3	1214	38.84
3.5	1155	40.27
4	1100	41.89
4.5	1055	42.93
5	1020	43.95
6	962	45.75
7.5	887	48.30
10	802	51.56
15	702	56.01
25	600	61.42
35	558	63.97
50	528	65.62

FIG. 2: *INTERFACE HEIGHT vs.* SETTLING TIME

McClelland Labs (for) AMC

#2790 (Copperstone Gold)

Interface Height (ml) Thousands
Interface Height (ml)
Rise Rate
55% Underflow
60% Underflow
65% Underflow
2
1.5
1
0.5
0
0
10
20
30
40
50
Settling Time (minutes)

Material: Leach Residue
Feed Solids Concentration: 26.4%, pH=10.90
Flocculant: Hychem AF 302; Floc. Conc.: 0.20g/l
Floc. Dose: 0.05 lbs/ST (25.0 g/MT)

POCOCK INDUSTRIAL, INC.
THICKENER TEST DATA SHEET

Company: McClelland Labs (for) AMC
Project: #2790 (Copperstone Gold)

Table No.: III
Test No.: 3
Test Date: 10/10/00
By: BP
Location: PI Lab

Material: 35.0 % Solids Consisting of: Leach Residue
65.0 % Liquids Consisting of: Process Solution

Object of Test: To Determine Settling Characteristics at Conditions Noted

pH: 10.9 Units
P_{80}: 45 microns
Temperature: 20.2 °C

Flocculant:
- Type: Hychem AF 302
- Concentration: 0.2 g/l
- Volume Added: 139.4 ml
- Floc. Dosage: 0.06 lbs/ST (30.0 g/MT)
- Picket Speed: 6 rph

Supernatant Description: Red cloud (est. 150-200 mg/l TSS)
Pulp Description: No visible floc structure (bulked)

Underflow Measurements:
- Undecanted Volume: 2000 ml
- Slurry & Tare: 3772.0 g
- Cylinder Weight: 1115.0 g
- Slurry Weight: 2656.0 g
- Dry Solids Weight: 929.6 g
- Supernatant S.G: 1.00
- Solids S.G.: 3.40

Settling Vessel Size: 1560 ml/ft
5118 ml/m

Ho= 1.28 ft (0.391 m)
Co= 1.45E-02 ST/ft³ (4.65E-01 MT/m³)

Tu = 4.85E-02 days at 50 % u'flow
Tu = 7.64E-02 days at 55 % u'flow
Tu = 9.97E-02 days at 60 % u'flow

Unit Area at: 50 % u'flow= 3.26 ft²/STPD (0.334 m²/MTPD)
Unit Area at: 55 % u'flow= 5.14 ft²/STPD (0.526 m²/MTPD)
Unit Area at: 60 % u'flow= 6.70 ft²/STPD (0.655 m²/MTPD)
Note: Unit Area Includes a 1.25 Scale-Up Factor

Rise Rate = 0.03 gpm/ft² (0.050 m³/(m²h))
Note: Rise Rate Includes a 0.5 Scale-Up Factor.

SETTLING DATA

Time (min)	Interface Height (ml)	Average Percent Solids
0	2000	35.00
3	1975	35.33
6	1941	35.79
10	1879	36.67
15	1782	38.13
20	1688	39.66
25	1587	41.44
30	1488	43.35
35.5	1399	45.23
40	1350	46.34
45	1320	47.04
50	1300	47.52
60	1261	48.49
75	1203	50.00
90	1178	50.68
180	1070	53.85

FIG. 3: INTERFACE HEIGHT vs. SETTLING TIME

McClelland Labs (for) AMC

#2790 (Copperstone Gold)

Interface Height (ml) Thousands
Interface Height (ml)
Rise Rate
50% Underflow
55% Underflow
60% Underflow
2
1.5
1
0.5
0
0
50
100
150
Settling Time (minutes)

Material: Leach Residue

Feed Solids Concentration: 35.0% ; pH=10.90

Flocculant: Hychem AF 302; Floc. Conc.: 0.20g/l

Floc. Dose: 0.06 lbs/ST (30.0 g/MT)

POCOCK INDUSTRIAL, INC.

Rheological Properties Data Sheet

Company:	McClelland Labs (for) AMC	Table No:	IVa
Project:	#2790 (Copperstone Gold)	Test No:	4
		Test Date:	10/?/00
		By:	BP
		Location:	PI Lab

63.1 % Solids Consisting of: Leach Residue Thickener Underflow
36.9 % Liquid Consisting of: Process Solution

Liquor Specific Gravity:	1.00	pH	10.9 Units
Solids Specific Gravity:	3.37	Temp	22 °C
Slurry Specific Gravity:	1.80		

Floc Type: Hychem AF 302
Floc Dosage: 25 g/MT (average residual from thickening tests)
Floc Conc: 0.2 g/l (average)

Instrument Type:	Fann Model 35A
Spindle Type:	Bob and Rotor
Bob No:	1
Rotor No.:	1
Bob Length:	3.8 cm
Bob Radius:	1.7245 cm
Rotor Radius:	1.8415 cm
Spring Constant:	386 dynes/cm, *deg

RPM	Reading	Shear Stress (dynes/cm²)	Shear Rate (sec⁻¹)	Apparent Viscosity (cps)	Constants and Sums	
0.9	6.0	30.6	1.5	5011.8	N =	12.00
1.8	13.5	68.9	3.1	3170.6	E =	117.85
3	21.0	107.2	5.1	2262.5	F =	40.00
6	31.2	159.3	10.2	1431.3	G =	2.27
30	40.7	207.9	51.1	484.3	H =	0.56
60	47.2	241.0	102.1	312.7	n =	0.34
90	50.5	257.9	153.2	239.2	I =	2.08
100	52.0	265.6	170.2	223.1	k =	66.43
180	59.1	301.8	306.4	151.2		
200	62.0	316.6	340.5	141.2		
300	70.0	357.5	510.7	106.0		
600	90.00	459.6	1021.4	68.3

POCOCK INDUSTRIAL, INC.
Rheological Properties Data Sheet

Company	McClelland Labs (for) AMC	Table No.	IVb
Project	#2790 (Copperstone Gold)	Test No.	4
		Test Date	10/11/00
		By:	BP
		Location	Pi Lab

56.7 % Solids Consisting of: Leach Residue Thickener Underflow
43.3 % Liquid Consisting of: Process Solution

Liquor Specific Gravity:	1.00	pH	10.8 Units
Solids Specific Gravity:	3.37	Temp	22 °C
Slurry Specific Gravity:	1.66		

Floc Type: Hychem AF 302
Floc Dosage: 25 g/MT (average residual from thickening tests)
Floc Conc: 0.2 g/l (average)

Instrument Type:	Fann Model 35A
Spindle Type:	Bob and Rotor
Bob No.:	1
Rotor No.:	1
Bob Length:	3.8 cm
Bob Radius:	1.7245 cm
Rotor Radius:	1.8415 cm
Spring Constant:	386 dynes/cm • def

RPM	Reading	Shear Stress (dynes/cm^2)	Shear Rate (sec^{-1})	Apparent Viscosity (cps)	Constants and Sums	
0.9	4.8	24.5	1.5	2201.5	N =	12.00
1.8	8.3	42.4	3.1	1284.1	E =	117.85
3	9.0	46.0	5.1	863.1	F =	26.20
6	9.9	50.6	10.2	503.5	G =	1.82
30	11.1	56.7	51.1	144.0	H =	0.56
60	12.5	63.8	102.1	64.0	n =	0.22
90	13.6	69.5	153.2	61.3	I =	1.70
100	14.0	71.5	170.2	56.5	k =	32.58
180	16.0	81.9	306.4	35.7		
200	16.9	95.5	340.5	32.9		
300	22.0	112.4	510.7	24.0		
600	34.50	176.2	1021.4	14.0

POCOCK INDUSTRIAL, INC.
Rheological Properties Data Sheet

Company	McClelland Labs (for) AMC		Table No	IVe
Project	#2790 (Copperstone Gold)		Test No	4
			Test Date	10/11/00
			By	BP
			Location	PI Lab

50.1 % Solids Consisting of : Leach Residue Thickener Underflow
49.9 % Liquid Consisting of : Process Solution

Liquid Specific Gravity :	1.00	pH	10.9 Units
Solids Specific Gravity :	2.37	Temp	22 °C
Slurry Specific Gravity :	1.54		

Floc Type: Hychem AF 302
Floc Dosage: ± 25 g/MT (average residual from thickening tests)
Floc Conc: 0.2 g/l (average)

Instrument Type :	Fann Model 35A
Spindle Type :	Bob and Rotor
Bob No.	1
Rotor No. :	1
Bob Length:	3.8 cm
Bob Radius:	1.7245 cm
Rotor Radius:	1.8415 cm
Spring Constant:	386 dynes/cm • °defl

RPM	Reading	Shear Stress (dynes/cm^2)	Shear Rate (sec^{-1})	Apparent Viscosity (cps)	Constants and Sums:	
0.9	3.2	16.3	1.5	976.6	N =	12.00
1.8	3.2	16.3	3.1	574.2	E =	117.85
3	3.5	17.9	5.1	338.2	F =	27.56
6	3.7	18.9	10.2	228.0	G =	1.48
30	4.6	23.5	51.1	65.5	H =	0.56
60	5.3	27.1	102.1	35.1	n =	0.23
90	6.2	31.7	153.2	26.7	I =	1.35
100	6.0	30.6	170.2	26.4	k =	13.54
180	8.5	43.4	305.4	16.9		
200	8.5	43.4	340.5	15.5		
300	11.0	56.2	510.7	11.4		
600	19.50	99.6	1021.4	6.7

POCOCK INDUSTRIAL, INC.
Rheological Properties Data Sheet

Company:	McClelland Labs (for) AMC	Table No.	IVd
Project:	#2790 (Copperstone Gold)	Test No.	[illegible]
		Test Date	10/11/00
		By:	BP
		Location:	PI Lab

38.4 % Solids Consisting of: Leach Residue Thickener Underflow
61.6 % Liquid Consisting of: Process Solution

Liquor Specific Gravity:	1.00	pH	10.9 Units
Solids Specific Gravity:	3.37	Temp:	22 °C
Slurry Specific Gravity:	1.37		

Floc Type: Hychem AF 302
Floc Dosage: 25 g/MT *(average residual from thickening tests)*
Floc Conc: 0.2 g/l (average)

Instrument Type:	Fann Model 35A
Spindle Type:	Bob and Rotor
Bob No.:	1
Rotor No.:	1
Bob Length:	3.8 cm
Bob Radius:	1.7245 cm
Rotor Radius:	1.8415 cm
Spring Constant:	386 dynes/cm - °def

RPM	Reading	Shear Stress (dynes/cm^2)	Shear Rate (sec^{-1})	Apparent Viscosity (cps)	Constants and Sums	
0.9	0.9	4.6	1.5	319.0	N =	12.00
1.8	1.1	5.6	3.1	197.5	E =	117.85
3	1.2	6.1	5.1	138.6	F =	35.28
6	1.1	5.6	10.2	85.8	G =	1.05
30	1.5	7.7	51.1	28.2	H =	0.56
60	2.1	10.7	102.1	17.4	n =	0.31
90	2.2	11.2	153.2	13.2	l =	0.88
100	2.3	11.7	170.2	12.2	k =	4.29
180	3.7	18.9	306.4	6.2		
200	3.5	17.9	340.5	7.5		
300	5.1	25.0	510.7	5.7		
600	10.50	53.6	1021.4	3.5

FIG. 4c: RHEOLOGICAL PROPERTIES

Apparent Viscosity vs. Shear Rate

McClelland Labs (for) AMC#2790

(Copperstone Gold)

Yield Stress (dynes/sq cm)
250
200
150
100
50
0
Leach Residue
Thickener Underflow
0
10
20
30
40
50
60
70
Percent Solids (U'flow)

Material: Leach Residue Thickener Underflow

% Solids (as indicated)

See Tables IVa - IVd for Parameters

SVEDALA

TEST PLANT REPORT NO. 52358

October 11, 2000

McClelland Laboratories, Inc.
1016 Greg Street
Sparks, Nevada 89431

Attn.: Gene McClelland
Phone: 775 356 1300
Fax: 775 356 8917

Project No. 2790

Gold – Copper Ore

Bond Ball Mill Work Index Test

K. M. Bertolini

Svedala Grinding Division
Svedala Industries, Inc.
[illegible]
[illegible]

SVEDALA

TABLE NO. 1

BOND CLOSED CIRCUIT BALL MILL WORK INDEX TEST NO. 52358

SVEDALA GRINDING DIVISION — YORK, PENNSYLVANIA

CLIENT: Mc Clelland Labs
BULK DENSITY GMS/L: 1923.3
TEST MESH: 150 (TYLER)
FEED % MINUS TEST MESH: 35.5

MATERIAL: Gold Copper Ore
MILL CHARGE GRAMS: 1346.3
EQUIVALENT MICRONS: 104
IPP FOR 250% CL GMS: 384.7

STAGE NO.	NEW FEED GRAMS	GRAMS -IN FEED	GRAMS TO GRIND	MILL REVS	PROD. GRAMS PLUS	PROD GRAMS MINUS	GRAMS MINUS GROUND	GRAMS PER REV
1	1346.3	475.2	-90.5	0	905.8	440.5	-34.7	Zero Revs
2	440.5	155.5	229.2	50	1135.5	210.8	55.3	1.106
3	210.8	74.4	310.3	150	1113.5	232.8	158.4	1.056
4	232.8	82.2	302.5	200	1035.8	310.5	228.3	1.142
5	310.5	109.6	275.1	241	957.6	388.7	279.1	1.158
6	388.7	137.2	247.5	214	950.4	395.9	258.7	1.209
7	395.9	139.8	246.0	203	949.2	397.1	257.4	1.268
8	397.1	140.2	244.5	193	955.3	391.0	250.8	1.300
9	391.0	138.0	246.7	190	952.6	393.7	255.7	1.346
10	393.7	139.0	245.7	181	965.5	380.5	241.5	1.320

AVERAGE GRAMS PER REVOLUTION FOR FINAL 2 STAGES = 1.333

SCREEN ANALYSES, PERCENT CUMULATIVE RETAINED

MESH	MICRONS	FEED	PRODUCT	OVERSIZE
5	3327	3.7		7.3
8	2362	8.4		14.8
10	1651	16.2		20.0
14	1168	27.0		24.1
20	833	33.5		27.2
28	589	42.6		30.4
35	417	48.4		34.5
48	295	51.2		41.9
65	208	56.4		53.8
100	147	[illegible]		[illegible]
150	104	64.1	2.6	85.1
200	74	68.6	22.4	
270	53	72.1	35.1	
325	44	74.7	44.6	
400	37	75.3	49.0	
500	25	75.6	59.2	

BOND MILL FEED 80% PASSING MICRONS = [illegible]
BOND MILL PRODUCT 80% PASSING MICRONS = [illegible]
BOND WORK INDEX AT 150 MESH = [illegible] SHORT
BOND WORK INDEX AT 150 MESH = [illegible] METRIC

MINERAL PROCESSING ANALYSIS OF COPPERSTONE GOLD ORE

Mr. Todd Fayram
Continental Metallurgical Services

THE CENTER FOR ADVANCED
MINERAL & METALLURGICAL PROCESSING
Montana Tech of the University of Montana
Butte, Montana

September 1, 2009

MINERAL PROCESSING ANALYSIS OF COPPERSTONE GOLD ORE

Prepared for

Mr. Todd Fayram
Continental Metallurgical Services
Email: fayramtodd@msn.com

by

Dr. Hank Rawlins
Metallurgical Engineer

Of

The Center for Advanced Mineral & Metallurgical Processing
Montana Tech of the University of Montana
Room 221 ELC Building
1300 West Park Street
Butte, Montana 59701 USA
Telephone: 406-496-4798
Fax: 406-496-4512
E-mail: hrawlins@mtech.edu

September 1, 2009

EXECUTIVE SUMMARY

The Center for Advanced Mineral and Metallurgical Processing (CAMP) received two buckets of Copperstone ore labeled C Zone and D Zone, respectively. The sample was crushed, mixed, and analyzed by Leco carbon/sulfur, XRD, ICP, pycnometry, and fire assay. The primary minerals identified were quartz and hematite with an assay of 0.341 oz/ton and 0.332 oz/ton of gold in the C Zone and D Zone samples, respectively. Bond work ball mill testing yielded indices of 14.3 kWh/st and 12.8 kWh/st for C Zone and D Zone, respectively. Each sample was then ground to P80=45 mesh in a wet ball mill. The slurry was treated with a Knelson concentrator to yield the following gold grades and mass split to the concentrate: C Zone 14.5 oz/ton at 1.0% mass split, D Zone 8.7 oz/ton at 1.3% mass split. The Knelson tails were subjected to froth flotation to yield 1.13 oz/ton at 16.4% mass split to the concentrate and 1.02 oz/ton at 19.2% mass split to the concentrate for C Zone and D Zone, respectively.

Hank Rawlins, PhD, P.E.
September 1, 2009

Qualifying Statement

This confidential report was prepared for Continental Metallurgical Services and is based on information available at the time of the report preparation. It is believed the information, estimates, conclusions and recommendations contained herein are reliable under the conditions and subject to the qualifications set forth. Furthermore, the information, estimates, conclusions and recommendations are based on the experience of CAMP and data supplied by others, but the actual result of the work is dependent, in part, on factors over which CAMP has no control. This report is intended to be used exclusively by Continental Metallurgical Services and not distributed to other entities. Any other use of or reliance on this report is at the sole risk of the party that so relies.

Scope of Work

The Center for Advanced Mineral and Metallurgical Processing (CAMP) received two five-gallon buckets of Copperstone gold ore marked C Zone and D Zone, respectively, for comminution, gravity separation, and flotation. CAMP was instructed to perform the following scope of work based on quote CA-09-42.

The mesh sizes noted in the procedure are Tyler series.

1.	Upon receipt the net weight of each sample was recorded.

2.	The jaw and roll crushers were cleaned before processing each sample. Each sample was crushed to 100% passing 3 mesh (6730 micron). Two dry sieve tests on each <3 mesh sample was completed.

3.

Two fifty (~50) gram specimens were split off each sample and pulverized in the ring & puck mill (100% pass 200 mesh). Each of the four powdered specimens were analyzed by XRD (double sided tape), Leco carbon/sulfur, ICP (peroxide fusion), and fire assay.

4.

Five (5) kilograms were split off each <3 mesh sample and crush to 100% passing 6 mesh (3360 microns) as prep for Bond Work Index test. Two dry sieve tests were ran on each <6 mesh sample (Tyler mesh sizes: 6, 8, 10, 14, 20, 28, 32, 48, 65, 100, 150). The bulk density of the <6 mesh material was determine (two times) with a graduated cylinder.

5.

Bond Work Index analysis was completed on each sample using the procedure outlined in the SME Mineral Processing Handbook, 1985 edition, Volume 2, pages 30-67 to 30- 69, and the data was analyzed using a spreadsheet designed by H. Rawlins. The test mesh size was 106 microns.

6.	All ground BWI material was mixed back into original samples. The samples were homogenized and dry sieved at the following mesh sizes: 6, 8, 10, 20, 35, 45.

7.	Ball mill serial# 57-189 was used for all wet milling. The dimensions of the mill, the mill speed, and the weight of ball charge was recorded.

8.

To the ball mill was added 1000 grams of sample and 429 grams of water. The mill was ran for 2.5 minutes. The slurry was removed and wet sieved at 10, 20, 35, and 45 mesh. The +45 mesh material was combined, dried, and weighed to determine the % passing 45 mesh. The process was repeat 5.0 and 7.5 minutes. The % passing 45 mesh versus time was plotted to determine the time to reach at P80 of 45 mesh. The process was repeated for each sample (C zone and D zone).

9.

C Zone ball milling. 1000 grams of sample and 429 grams of water were added to the ball mill, and the mill ran for the calculated time from Step #8. The slurry was removed, separated from the ball charge, and added to a product bucket. This process was repeated the number of times necessary to make 10+ kilograms of material.

10.

D Zone ball milling. 1000 grams of sample and 429 grams of water were added to the ball mill, and the mill ran for the calculated time from Step #8. The slurry was removed, separated from the ball charge, and added to a product bucket. This process was repeated the number of times necessary to make 10+ kilograms of material.

11.

The ground C Zone material was sieved at 10 mesh (1700 microns). The +10 mesh material was dried, weighed, and set apart. The -10 mesh material was returned to the product bucket. The process was repeated for the D Zone material.

12.	~70 grams from the +10 mesh dried fraction of C Zone material was split, pulverized, and submitted for Au/Ag/Cu/Fe assay (dual). The process was repeated for the D Zone material.

13.	~70 grams from the -10 mesh fraction of the C Zone material was split, dried, pulverized and submitted for Au/Ag/Cu/Fe assay (dual). The process was repeated for the D Zone material.

14.

The -10 mesh C Zone material was ran through Knelson concentrator (model KC-MD3) using 3.5 lpm of elutriation water, 1725 RPM speed, and single concentrate dump. The process was repeated for the D Zone material.

15.	The Knelson concentrate from each sample was submitted for Au/Ag/Cu/Fe assay. All samples were assayed to extinction.

16.	The Knelson tails from each sample were submitted for Au/Ag/Cu/Fe assay (dual).

17.	The C Zone +10 mesh bypass material and Knelson tailings were combined, dried, and homogenized. The process was repeated for the D Zone material.

18.

Using fresh material of each sample, a ball mill grinding test was conducted using a similar procedure as Step #8 to determine the grind time to reach P90 =200 mesh. Once this time was determined, the original grind time was subtracted to determine the new net grind time.

19.

All C Zone and D Zone material was ground to the new net grind time using 1000 gram batches. All ground material from each sample was combined, filtered, dried, and homogenized. The final next weight of each sample was determined.

20.	The specific gravity of each material was determined using water immersion pycnometry.

21.	The C Zone material was floated using the following parameters.

a.	Add 2186 ml water and 936 g of C Zone material. (2.5 liter total slurry volume at 30 wt.% solids)

b.	Add 0.021 grams each of PAX, Aerofloat 208, and Aerofloat 3477. Weigh liquid reagents on spatula and flush into reaction chamber.

c.	Add 0.021 grams of CuSO4 .

d.	Add 1 small drop of MIBC. If sufficient froth is not achieved upon introduction of air, then add 1 more small drop of frother.

e.	Condition slurry for 5 minutes. Measure slurry pH (for first batch only).

f.	Run float test for 20 minutes and capture all float froth concentrate.

g.	Repeat procedure until all C Zone material is floated. Collect all float concentrate together, filter, and dry. Collect all tailings together in a bucket. Do not filter or dry the tailings.

22.	The D Zone material was floated using the following parameters.

a.	Add 2235 ml water and 959 g of D Zone material. (2.5 liter total slurry volume at 30 wt.% solids)

b.	Add 0.022 grams each of PAX, Aerofloat 208, and Aerofloat 3477. Weigh liquid reagents on spatula and flush into reaction chamber.

c.	Add 0.022 grams of CuSO4.

d.	Add 1 small drop of MIBC. If sufficient froth is not achieved upon introduction of air, then add 1 more small drop of frother.

e.	Condition slurry for 5 minutes. Measure slurry pH (for first batch only).

f.	Run float test for 20 minutes and capture all float froth concentrate.

g.	Repeat procedure until all D Zone material is floated. Collect all float concentrate together, filter, and dry. Collect all tailings together in a bucket (separate from C Zone). Do not filter or dry the tailings.

23.	The float concentrate from each sample was combined, dried, and weighed.

24.	The float concentrate and tailing for each sample was assayed for Au/Ag/Cu/Fe content.

Experimental Results

Chemical Analysis

Analytical results from Leco carbon/sulfur, fire assay, XRD, ICP, and pycnometry for the as-received ore are listed as follows.

As-Received Sample Weights

C Zone: 29.4 kg
D Zone: 32.4 kg

Leco Carbon/Sulfur Analysis (average of four specimens)

C Zone: 0.24% sulfur, 0.22% carbon
D Zone: 0.08% sulfur, 0.70% carbon

Fire Assay (average of two specimens)

C Zone: Au 0.341 oz/ton, Ag 0.875 oz/ton, Cu 0.92 wt.%
D Zone: Au 0.332 oz/ton, Ag 0.925 oz/ton, Cu 0.85 wt.%

ICP Analysis (average of two specimens)

Element	ICP	C Zone	C Zone	D Zone	D Zone
	Units	Units	Wt. %	Units	Wt. %
Ca	mg/L	7.15	0.89	20.10	2.51
Mg	mg/L	5.43	0.68	4.64	0.58
K	mg/L	14.34	1.79	2.80	0.35
Fe	mg/L	126.59	15.82	287.26	35.91
Mn	mg/L	1.11	0.14	4.88	0.61
SiO2	mg/L	448.19	56.02	359.44	44.93
Al	µg/L	33884.80	4.24	11672.28	1.46
Sb	µg/L	<362	<0.05	<362	<0.05
As	µg/L	<343	<0.04	<343	<0.04
Ba	µg/L	2533.65	0.32	1898.53	0.24
Be	µg/L	<228	<0.03	<228	<0.03
B	µg/L	<233	<0.03	<233	<0.03
Cd	µg/L	<230	<0.03	<230	<0.03
Cr	µg/L	<238	<0.03	<238	<0.03
Co	µg/L	<206	<0.03	<206	<0.03
Cu	µg/L	7356.44	0.92	8173.74	1.02
Pb	µg/L	<340	<0.04	<340	<0.04
Li	µg/L	<249	<0.03	<249	<0.03
Mo	µg/L	<251	<0.03	<251	<0.03
Ni	µg/L	<222	<0.03	<222	<0.03
Se	µg/L	<413	<0.05	<413	<0.05
Sr	µg/L	<214	<0.03	<214	<0.03
Tl	µg/L	<409	<0.05	<409	<0.05
Ti	µg/L	1255.53	0.16	390.30	0.05
V	µg/L	<432	<0.05	<432	<0.05
Zn	µg/L	<241	<0.03	<241	<0.03
P	mg/L	<0.640	<0.08	<0.640	<0.08

Specific Gravity (one sample, water immersion pycnometry)

C Zone: 2.98
D Zone: 3.62

[CZONE1.MDI] Copperstone C Zone #1 <2T(0)=-0.035>
Intensity(Counts)
750
500
250
0
00-046-1045> Quartz - SiO2
00-033-0664> Hematite - Fe2O3
10
20
30
40
50
60
70
80
Two-Theta (deg)
Montana Tech-CAMP
[HRawlins] Wednesday, March 11, 2009 01:48p (MDI/JADE9)

[DZONE2.MDI] Copperstone D Zone #2
Intensity(Counts)
600
500
400
300
200
100
0
00-046-1045> Quartz - SiO2
00-033-0664> Hematite - Fe2O3
10
20
30
40
50
60
70
80
90
Two-Theta (deg)
Montana Tech-CAMP
[HRawlins] Wednesday, March 11, 2009 01:48p (MDI/JADE9)

Bond Work Index

Bond Work Index Summary Report for Ball Mill Test
Material: Copperstone - C Zone	Date: 16-Mar-09

	Rev. of	Grams of	Grams In	Net Grams	Net Grams
Period	Mill	Product	Feed	Produced	Per Rev.
1	70	155.0	100.1	55.0	0.79
2	377	409.8	15.0	394.8	1.05
3	270	366.6	38.5	328.1	1.22
4	228	328.6	34.2	294.4	1.29
5	217	322.8	30.9	291.9	1.35
6	209	307.3	30.1	277.2	1.33
7	212	307.8	29.2	278.5	1.31

Lab mill feed is 1.55 g/cm3 equivalent to 1088 g (700 cc) in mill
Ideal Potential Product 311 g	Specific gravity = 2.98
Average of last 2 periods 253.8 % circulating load
Grindability at 106 microns = 1.32 net grams per revolution

Size of Sieve		Lab. Mill Feed		Circulating Load		Last Period Product
Equiv.	ASTM	Percentage		Percentage		Percentage
T. Mesh	µm	On	Passing	On	Passing	On	Passing
6	3350	0.00	100.00	0.00	100.00	0.00	100.00
8	2360	10.26	89.74	4.46	95.54	0.00	100.00
10	1700	21.09	68.64	6.84	88.71	0.00	100.00
14	1180	17.77	50.87	5.72	82.99	0.00	100.00
20	850	12.90	37.97	4.24	78.75	0.00	100.00
28	600	8.38	29.59	4.54	74.21	0.00	100.00
32	500	6.53	23.06	4.96	69.25	0.00	100.00
48	300	5.24	17.82	8.66	60.59	0.00	100.00
65	212	3.87	13.95	13.52	47.07	0.00	100.00
100	150	3.35	10.60	21.57	25.50	0.00	100.00
150	106	1.40	9.20	25.50	0.00	0.00	100.00
170	90	0.00	9.20	0.00	0.00	18.92	81.08
200	75	0.00	9.20	0.00	0.00	8.48	72.60
250	63	0.00	9.20	0.00	0.00	8.34	64.26
270	53	0.00	9.20	0.00	0.00	10.44	53.82
325	45	0.00	9.20	0.00	0.00	11.10	42.73
400	38	0.00	9.20	0.00	0.00	33.45	9.28
Pan	-38	9.20	0.00	0.00	0.00	9.28	0.00
		100.00		100.00		100.00

80% Passing Feed Size = 2127 µm
80% Passing Product Size = 89 µm
Work Index from Test = 14.3 kWh/ST

Bond Work Index Summary Report for Ball Mill Test
Material: Copperstone - D Zone	Date: 6-Mar-09

	Rev. of	Grams of	Grams In	Net Grams	Net Grams
Period	Mill	Product	Feed	Produced	Per Rev.
1	70	219.4	115.4	104.0	1.49
2	225	332.5	22.5	309.9	1.38
3	238	331.5	29.1	302.4	1.27
4	256	353.8	30.9	323.0	1.26
5	257	332.0	32.6	299.4	1.17
6	279	346.7	31.2	315.5	1.13
7	287	352.1	32.3	319.9	1.11

Lab mill feed is 1.78 g/cm3 equivalent to 1247 g (700 cc) in mill
Ideal Potential Product 356 g	Specific gravity = 3.620
Average of last 2 periods 256.9 % circulating load
Grindability at 106 microns = 1.12 net grams per revolution

Size of Sieve		Lab. Mill Feed		Circulating Load		Last Period Product
Equiv.	ASTM	Percentage		Percentage		Percentage
T. Mesh	µm	On	Passing	On	Passing	On	Passing
6	3350	0.00	100.00	0.00	100.00	0.00	100.00
8	2360	14.84	85.16	7.56	92.44	0.00	100.00
10	1700	22.88	62.29	9.02	83.43	0.00	100.00
14	1180	16.74	45.55	5.52	77.91	0.00	100.00
20	850	10.98	34.57	3.29	74.62	0.00	100.00
28	600	7.02	27.55	2.77	71.85	0.00	100.00
32	500	5.55	22.00	2.65	69.19	0.00	100.00
48	300	4.33	17.67	4.79	64.40	0.00	100.00
65	212	3.48	14.19	9.38	55.02	0.00	100.00
100	150	3.08	11.11	21.37	33.65	0.00	100.00
150	106	1.86	9.25	33.65	0.00	0.00	100.00
170	90	0.00	9.25	0.00	0.00	3.03	96.97
200	75	0.00	9.25	0.00	0.00	6.10	90.87
250	63	0.00	9.25	0.00	0.00	9.18	81.69
270	53	0.00	9.25	0.00	0.00	15.90	65.79
325	45	0.00	9.25	0.00	0.00	14.67	51.12
400	38	0.00	9.25	0.00	0.00	38.10	13.02
Pan	-38	9.25	0.00	0.00	0.00	13.02	0.00
		100.00		100.00		100.00

80% Passing Feed Size = 2210 µm
80% Passing Product Size = 60 µm
Work Index from Above Test = 12.8 kWh/ST

Grindability Analysis

Ball mill grindability tests were conducted to determine the appropriate grind time to produce a P80of 45 mesh and P90of 200 mesh for each material. The % passing 45 mesh and% passing 200 mesh were plotted, and interpolation with a polynomial fit used to determine the desired grind times. Graphical results from these tests are listed below, along with the determined grind times.

P90=200 mesh

Wt.% Passing 200 mesh (75 µm)
Grinding Time (min.)
C Zone Ball Mill Test
y = 4.175E-04x² + 1.284E+00x + 3.532E+01
R² = 9.988E-01

C Zone total grind time = 42 minutes, 1 seconds
C Zone previous grind time = 6 minutes, 23 seconds
C Zone net grind time = 35 minutes, 38 seconds

Wt.% Passing 200 mesh (75µm)
Grinding Time (min.)
D Zone Ball Mill Test
y = -1.958E-03x² + 1.474E+00x + 3.436E+01
R² = 9.983E-01

D Zone total grind time = 39 minutes, 52 seconds
D Zone previous grind time = 6 minutes, 31 seconds
D Zone net grind time = 33 minutes, 21 seconds

Knelson Concentrator

Model: KC-MD3
Water Flow: 3.5 LPM
Speed: 1725RPM
# of Conc. Dumps: 1

C Zone Mass Balance

D Zone Mass Balance

Froth Flotation

Parameter	C Zone	D Zone
Water	2186 ml	2235 ml
Solids	936 grams	959 grams
PAX	21 mg	22 mg
Aerofloat 208	21 mg	22 mg
Aerofloat 3477	21 mg	22 mg
CuSO4	21 mg	22 mg
MIBC	2 drops	2 drops
Conditioning Time	5 minutes	5 minutes
Float Time	20 minutes	20 minutes

C Zone Mass Balance

D Zone Mass Balance

Flotation tails size x size assay analysis. Gold content by fire assay.

Sample	Size	Au
	Fraction	(oz/ton)
	(mesh)
C Zone	+200	0.082
	+325	0.065
	+400	0.037
	-400	0.011
D Zone	+200	0.064
	+325	0.047
	+400	0.043
	-400	0.017

The +200 mesh fractions from C Zone and D Zone selected for mineral liberation analysis (MLA).

C Zone, +200 mesh, Au associated with K-Feldspar

D Zone, +200 mesh, free Au

D Zone, +200 mesh, Au encapsulated by Calcite